UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
5-17-02

May 17, 2002

HYDRO ONE INC.

(Translation of Registrant's Name Into English)

483 Bay Street, 10th Floor, South Tower, Toronto, Ontario M56 2P5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes☐ No☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE INC.
(Registrant)

Date May 17, 2002

By [signature]
Name: Joan M. Prior
Title: Executive Vice-President, General Counsel & Secretary

RENEWAL ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2001

May 17, 2002

TOR_P2Z:470887.7 200205141817
1027893

HYDRO ONE INC.

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

Except where otherwise indicated, all information presented herein is as at December 31, 2001.

ITEM 2 CORPORATE STRUCTURE

Hydro One Inc. was incorporated as Ontario Hydro Services Company Inc. by articles of incorporation dated December 1, 1998 under the *Business Corporations Act* (Ontario). On May 1, 2000, we changed our name to Hydro One Inc.

Our registered office is located at 483 Bay Street, 10th Floor, Toronto, Ontario, M5G 2P5.

The following are our principal subsidiaries, each of which is wholly-owned by us and incorporated under the laws of Ontario:

- Hydro One Networks Inc. — carries on all business relating to our ownership, operation and management of electricity transmission and distribution systems and facilities;

- Hydro One Network Services Inc. — carries on electricity transmission and distribution related services including forestry, lines, stations, and engineering services;

- Hydro One Brampton Inc. — carries on the business relating to our ownership, operation and management of electricity distribution systems and facilities in Brampton, Ontario, through its wholly-owned subsidiary, Hydro One Brampton Networks Inc.;

- Hydro One Remote Communities Inc. — carries on all business relating to our ownership, operation, maintenance and construction of generating and distribution assets used in the supply of electricity to remote communities throughout northern Ontario;

- Hydro One Delivery Services Inc. — created to carry on our business in competitive bidding to construct transmission inter-connection and distribution infrastructure and related transactions;

- Hydro One Telecom Inc. — carries on all of our business relating to leasing dark fibre and providing lit telecommunications capacity to other telecommunication carriers, large corporations, government, healthcare, and education institutions; and

- Ontario Hydro Energy Inc. — carries on all business relating to our competitive retail sale of energy and related services.

For convenience in this Annual Information Form, "Hydro One", "our company", "we", "us", and "our" refer to Hydro One Inc. and its subsidiaries and predecessors, except where the context requires otherwise. In addition, "Province" refers to the Province of Ontario as a provincial government entity and "Ontario" refers to the Province of Ontario as a geographical area.

ITEM 3 GENERAL DEVELOPMENT OF THE BUSINESS

Consistent with trends in the North American electricity industry, the Province is in the process of completing the restructuring of its electricity industry. Prior to April 1, 1999, Ontario Hydro supplied substantially all of Ontario's electricity needs. Ontario Hydro owned substantially all of Ontario's transmission system and distributed and sold electricity directly to local distribution companies, large industrial purchasers and rural, commercial and retail customers.

Under the *Electricity Act, 1998*, Ontario Hydro was reorganized into the following five separate corporations:

- our company, as successor to the electricity transmission, distribution and energy services businesses;

- Ontario Power Generation Inc., as successor to the generation business;

- Ontario Electricity Financial Corporation, as the continued Ontario Hydro responsible for managing and retiring its outstanding indebtedness and remaining liabilities;

- Independent Electricity Market Operator, as the non-profit corporation without share capital which is, among other things, the successor to the central market operations division; and

- Electrical Safety Authority, as a non-profit corporation without share capital which performs the electric installation inspection function previously conducted by Ontario Hydro.

The restructuring legislation reflects the Province's decision to restructure its electricity industry in two phases: the transition period; and the period commencing on the date on which the wholesale and retail electricity markets in Ontario become open to competition, commonly referred to as "Open Access". The transition period refers to the period which commenced on April 1, 1999 and will terminate on the commencement of Open Access. Upon Open Access, which commenced on May 1, 2002, transmitters and distributors will be required under the *Electricity Act, 1998* to provide generators, retailers and consumers with non-discriminatory access to their transmission and distribution systems in Ontario in accordance with their licences. See "Regulation".

During the transition period, our company, Ontario Power Generation Inc., the Independent Electricity Market Operator and the Electrical Safety Authority together are bound by the obligations formerly discharged by Ontario Hydro to ensure the safe and reliable supply of power to customers in Ontario. As the operator of Ontario's electricity market prior to Open Access, the Independent Electricity Market Operator has continued the function of Ontario Hydro's central market operations division as the dispatcher of power from generators with a view to providing consumers with the lowest cost power available at any given point in time.

During the transition period, the costs of generating, transmitting and distributing electricity are bundled and consumers pay a single rate. Our revenues, which are based on revenue requirements determined by the Ontario Energy Board, along with those of Ontario Power Generation Inc., the Independent Electricity Market Operator, the Electrical Safety Authority and Ontario Electricity Financial Corporation, are collected and allocated in accordance with a revenue allocation agreement entered into by all of those parties and in accordance with the regulation under the *Electricity Act, 1998*. See "Regulation — Ontario Energy Board Rate Orders".

Upon Open Access, Ontario's electricity generators will compete with suppliers, from both within and outside Ontario, to sell electricity to the large purchasers of bulk power that comprise the wholesale market, consisting of distributors and large customers. These purchasers will be responsible, either directly or through an intermediary, for making their own arrangements for buying electricity through bidding in the Independent Electricity Market Operator-administered spot market. In addition, market participants will be permitted to enter into bilateral contracts under which the parties may either buy or sell a specified quantity of electricity for delivery at an agreed price at an agreed time or agree to make a payment to one party or the other based upon financial arrangements agreed to. Upon Open Access, customers will be free to select the electricity supplier of their choice, but distributors, including our company, must continue to serve those customers that have not elected to buy their electricity from competing retail suppliers. Distribution companies will pass through spot prices for electricity in the manner approved by the Ontario Energy Board to their distribution customers who do not choose to sign contracts with competitive retailers. Such competing retailers must be licensed by the Ontario Energy Board and may include affiliates of existing local distribution companies or of our company, electricity generators and gas and electricity marketers.

ITEM 4 – NARRATIVE DESCRIPTION OF THE BUSINESS

ELECTRICITY INDUSTRY

Overview

Our company's principal activity is the transmission and distribution of electricity. The electricity industry in which we operate can be divided into four principal businesses:

- Generation, which is the production of electricity at generating stations using nuclear, fossil fuel, hydroelectric and other sources of energy.

- Transmission, which is the transfer of electricity across large, high-voltage power lines from generating stations to local areas and large industries.

- Distribution, which is the delivery of electricity within local areas to homes and businesses using relatively low-voltage power lines.

- Retail, which is the purchase of electricity and its sale to consumers together with a range of related services.

Basic Structure of the Electricity System

Electricity produced at a generating station is boosted by nearby transformers to high voltages so it can be moved long distances over transmission lines with limited power loss. The voltage is then reduced at transformer stations for supply to large customers or distributors. Distributors carry the power over feeder lines to distribution points at which distribution stations further step down the voltage for supply to local customers.

Ontario's Electricity Industry

Generation

In 2001, Ontario generated approximately 152 TWh of electricity, six TWh of which were purchased by other provinces and states. Ontario purchased an additional 6.8 TWh of imported power in 2001. As of December 31, 2001, nuclear supplied 36%, hydro-electricity supplied 25%, coal supplied 26%, oil and gas supplied 12% and renewable energy sources supplied 1% of the electricity consumed in Ontario. Ontario Power Generation Inc. owned approximately 75% of Ontario's generation capacity in 2001 with the remainder being owned or operated by privately-owned generators and industrial companies. Substantially all of this generation capacity is connected to Ontario's electricity grid through individual interconnection agreements.

Transmission

The electricity delivery system in Ontario consists of a vast network of interconnected transmission and distribution lines and related facilities. The transmission system can be subdivided into the integrated network which is the backbone of the high-voltage system, and radial connections, which are the sections of the high-voltage system that are specifically dedicated to serving single users or small groups of generators or wholesale customers directly connected to the electricity transmission system. We own and operate substantially all of the electricity transmission system and over 80% of the transmission connection assets, which link 55 local distribution companies and 67 directly connected customers to the electricity transmission system, in Ontario. We own approximately 28,400 circuit-kilometres of transmission lines and 256 transformer stations. This system is synchronously connected to the transmission systems of Manitoba, Michigan, New York, and Minnesota. Although the Québec transmission system is not synchronously connected to either Ontario or other systems in the Northeastern states and provinces, arrangements can be made to facilitate the flow of power between Québec and the other jurisdictions. See "Business — Our Transmission Business".

In 2001, the Ontario Energy Board licensed three other transmission owners in Ontario who represent in total less than 4% of the transmission revenues in Ontario. The combined transmission facilities of the four transmitters in Ontario form the grid controlled by the Independent Electricity Market Operator, which upon Open Access will enable market participants to transact in electricity at the wholesale level.

Distribution

Electricity is distributed in Ontario through our distribution systems and the remaining 97 local distribution companies. Our distribution assets comprise approximately 122,000 circuit-kilometres of distribution lines. Our distribution business is the only one that reaches across Ontario. The territories covered by many smaller local distribution companies are embedded within our distribution system and are supplied by our low-voltage wires, rather than the transmission grid. Ontario distributors also provide electricity sales and energy services functions, including metering, billing and account collection.

Retail

Upon Open Access, consumers will be able to purchase electricity from an electricity retailer or from their distributor. It is expected that retailers will enter into fixed price contracts with customers for the supply of electricity. We currently participate in this business through our subsidiary, Ontario Hydro Energy Inc. See "Business – Recent Developments".

BUSINESS

Recent Developments

Open Access and Regulatory Developments

On May 1, 2002, Ontario's wholesale and retail electricity markets became open to competition, commonly referred to as "Open Access". Transmitters and distributors are now required under the *Electricity Act, 1998* to provide generators, retailers and consumers with non-discriminatory access to their transmission and distribution systems in Ontario in accordance with their licences. On April 30, 2002, the Ontario Energy Board issued its decision and order approving uniform transmission rates, substantially in accordance with the interim order.

Ontario Hydro Energy Inc.

On April 30, 2002, we sold certain aspects of our business previously conducted by Ontario Hydro Energy Inc. to Union Energy Inc., a wholly-owned subsidiary of EPCOR Utilities Inc., pursuant to an asset purchase agreement. The assets sold to Union Energy Inc. included our retail electric water heater tank contracts, our retail electricity customer contracts and our retail natural gas customer contracts. In addition, pursuant to a trademark licence agreement entered into contemporaneously with the closing of the asset purchase, Ontario Hydro Energy Inc. granted an exclusive licence of both the Ontario Hydro Energy name and trademark for a term of five years to Union Energy Inc. The total consideration received by Ontario Hydro Energy Inc. in connection with the asset purchase and the trademark licence was $48.2 million. With the sale of these assets, we are no longer engaged in the competitive retail sale of energy and related services.

Litigation

On March 28, 2002, we filed a preliminary prospectus with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission for the proposed sale of our common shares owned by the Province of Ontario. On April 8, 2002, the Communications, Energy and Paperworkers Union of Canada and the Canadian Union of Public Employees filed an application with the Ontario Superior Court of Justice in connection with the sale of our common shares by the Province. Mr. Justice Gans of the Ontario Superior Court delivered his ruling on April 19, 2002 in favour of the unions' position by essentially determining that section 48 of the Electricity Act, 1998 restricted the Province's right to sell the common shares of Hydro One that it owns. On April 25, 2002, the Province announced that it will appeal the ruling and that it intends to develop proposed legislation in respect of our privatization. The appeal is scheduled to be heard by the Ontario Court of Appeal on or about June 19, 2002.

Overview

We are the leading electricity transmission and distribution company in Ontario. We own and operate substantially all of Ontario's electricity transmission system, accounting for approximately 97% of Ontario's transmission capacity as measured by revenues for the year ended December 31, 2001. Our transmission system is the second largest in North America based on assets as at December 31, 2001. Our distribution system is the largest in Ontario based on assets as at December 31, 2001 and spans approximately 75% of Ontario, serving approximately 1.2 million customers.

We are one of the successor corporations to Ontario Hydro, which was the primary provider of both electricity generation and transmission services and a major provider of distribution services in Ontario from 1906 until April 1, 1999. We were formed as part of a restructuring of Ontario's electricity industry that is expected to result in Ontario's wholesale and retail electricity markets becoming open to competition May 1, 2002. We acquired the transmission, distribution and energy services businesses of Ontario Hydro as of April 1, 1999.

Our transmission business, which represented approximately $6.7 billion of our assets as at December 31, 2001, transmits electricity through an approximately 28,400 circuit-kilometre high-voltage network. We transmit electricity from generators to our own distribution network, 55 local distribution companies and 67 large industrial customers directly connected to our transmission system. We also own and operate 26 facilities that inter-connect our transmission system with systems in neighbouring provinces and states.

Our distribution business, which represented approximately $4.4 billion of our assets as at December 31, 2001, distributes electricity through our approximately 122,000 circuit-kilometre low-voltage distribution system that delivers electricity from the transmission system or from generators to customers in small and medium-sized municipalities and in rural areas. Customers of our distribution business include 42 local distribution companies that are not directly connected to our transmission system, 41 large industrial customers and approximately 1.2 million rural and urban customers. Hydro One Brampton Inc. is an urban distribution company, serving 90,500 customers in the Greater Toronto Area with approximately 2,100 circuit-kilometres of lines. We also operate small, regulated generation and distribution systems in 19 remote communities across Northern Ontario that are not connected to Ontario's electricity grid.

We are in other businesses that are ancillary to our transmission and distribution businesses. The assets of these businesses constituted $122 million of our total assets of $11.2 billion as at December 31, 2001. We market surplus fibre-optic capacity to telecommunications carriers and commercial customers with broadband network requirements. We are also involved in the retail sale of energy and related services.

The Ontario Energy Board regulates our transmission and distribution businesses and issues rate orders to establish the revenue requirements required to cover the approved costs of these businesses plus a specified rate of return. The Ontario Energy Board has implemented a performance based regulatory framework for our distribution business and is expected to implement a similar framework for our transmission business. Performance based regulation is a form of rate setting that provides financial incentives to reduce costs below the levels used by the Ontario Energy Board in establishing rates that apply for a specified period of time. Under performance based regulation, regulated utilities have greater incentives to improve their operating efficiency as they can participate in savings beyond certain thresholds established by the regulator.

Market Opportunity

As the owner and operator of substantially all of Ontario's high-voltage electricity transmission system and the largest distribution system in Ontario, we are well positioned to capitalize on opportunities in Ontario and throughout the northeastern and midwestern United States. Ontario is Canada's largest province, with approximately 11.4 million residents, representing approximately 38% of Canada's total population.

Restructuring in the electricity industry presents us with further commercial opportunities in Ontario and elsewhere in North America. In Ontario, the introduction of a performance based regulatory framework for distribution companies will provide us with the opportunity to capitalize on efficiency gains in our system and increase shareholder returns. We believe a performance based regulatory framework will be implemented for transmission.

Following the enactment of the *Electricity Act, 1998,* we acquired 88 local distribution companies, which have provided us with significant synergies. We believe that further consolidation of Ontario distribution assets is highly likely, and our base of distribution assets can be effectively leveraged to participate in this consolidation.

Prior to restructuring, the electricity market in North America was typically characterized by integrated utilities that enjoyed a monopoly in the supply of electricity within defined franchise areas. These utilities were largely self-reliant, with interties between utilities designed primarily to ensure reliability and security, rather than to promote trade. In order to facilitate the move toward competitive generation and trading of electricity, integrated utilities will separate their transmission systems from their generation assets, so that these systems can operate as common carriers of electricity. As this separation proceeds, the resulting fragmented transmission systems are being aggregated into larger, more efficient systems. This restructuring and our geographic proximity to the northeastern and midwestern United States provide us with the opportunity to build the infrastructure for one of North America's largest electricity hubs. We continue to build interties with Québec and adjacent states in the United States, which is expected to provide regulated earnings growth and will further develop Ontario as an electricity hub. In addition, we are well positioned to become a significant regional participant and seek opportunities to participate in the consolidation of the transmission business in the United States as North American networks become increasingly integrated.

Our Strategy

Our goal is to be one of the leading electricity delivery companies in North America. We will seek to achieve this goal and to enhance our profitability by continuing to implement the following strategies.

Focusing on our core transmission and distribution businesses

All of our net income in 2001 was earned from our regulated transmission and distribution businesses, which will remain our principal businesses. We intend to invest in network assets to maintain and reinforce our infrastructure and to enhance customer service and reliability.

Continuing our emphasis on reducing costs and improving productivity

The Ontario Energy Board has implemented a performance based regulatory framework for distribution and is expected to implement a similar framework for transmission. Performance based regulatory frameworks will provide incentives for us to pursue cost reductions. We have already demonstrated an ability to reduce costs and improve productivity. We have reduced costs and increased productivity through the centralization of operations and new flexible work rules and practices for our lines and forestry staff, such as temporary work headquarters. We have expanded the use of hiring halls to meet intermittent and seasonal work needs which has resulted in a reduction in regular employees from 5,632 in 1999 to 4,815 in 2001.

We believe that cost reductions and productivity improvements can be achieved through the joint management of our transmission and distribution businesses, outsourcing of non-core functions, the realization of additional economies of scale and the consolidation of our system operations functions. We have entered into an outsourcing services agreement with Inergi LP as of December 2001. Under the agreement, 906 employees were transferred to Inergi LP on March 1, 2002. Inergi LP will provide us with customer service operations and other services for a 10-year term, which will allow us to continue cost reductions in various ways, including costs for billing, collecting and call handling and inventory management. We expect to consolidate our system operations functions, which are currently dispersed across Ontario, into a single operations centre by 2004, while maintaining a fully redundant back-up facility. This initiative is intended to produce lower costs and better service through the introduction of more technologically sophisticated operating systems.

Investing in new capacity in our core businesses

We plan to undertake projects to expand our existing systems and to provide for growth in our regulated rate base and earnings. For example, we have received Ontario regulatory approval to expand our intertie capacity between Ontario and Québec by 1,250 MW and to upgrade our Michigan interties by 500 MW. For protection and control of our transmission system, we are replacing our microwave telecommunications system with fibre-optic cable. We expect these and other projects to be included in our regulated rate base and to enable us to accommodate growth in the network resulting from growth in the demand for electricity in Ontario.

Developing one of North America's larger electricity hubs

We plan to leverage our capabilities and strategic location and expand our infrastructure to create one of North America's larger electricity hubs. We intend to build this infrastucture by increasing the links within our system between Canadian electricity generation sources and large markets in the United States. These projects will include building additional transmission interties, such as our proposed Lake Erie project which will not be included in our rate base. In addition, we seek strategic acquisitions of transmission and distribution assets in these targeted U.S. markets.

Selectively participating in the continued consolidation of the Ontario distribution system

We have a proven track record of successfully integrating 87 rural local distribution companies. We will seek additional acquisition opportunities among the remaining local rural distribution companies where we can realize significant synergies by integrating these businesses into our distribution system. We believe our recent acquisition of an urban local distribution company in the Greater Toronto Area provides us with the expertise necessary to participate in the further consolidation of the urban Ontario distribution sector.

Pursuing related growth opportunities

We plan to consider and pursue growth opportunities in North America related to our core transmission and distribution businesses when strategically and financially appropriate. We plan to offer our heavy power engineering services in markets where the construction of new transmission facilities have not kept pace with growth in demand, likely in conjunction with one or more partners who bring complementary skills and local market knowledge. Our telecommunications business utilizes our extensive rights of way to provide fibre networks and microwave towers to wholesale carriers and high-end users such as municipalities, schools and hospitals.

Our Transmission Business

Overview

Our transmission system operates at 500 kV, 230 kV and 115 kV and transmits electricity to customers consisting of 55 local distribution companies, our own distribution business and 67 large industrial companies that have loads of greater than 5 MW. Electricity is also delivered to utilities in other jurisdictions through interties. Electricity is supplied by generators, both within and outside Ontario, of which 69 in Ontario are connected directly to the transmission grid. Our transmission system serves over four million customers, directly or indirectly, and transported 146.9 TWh of electricity throughout Ontario in 2001.

Our transmission system forms an integrated transmission grid that can be divided into two components based on function. The integrated network, or bulk system, operates primarily at 500 kV or 230 kV over relatively long distances and links major sources of generation to transmission stations and larger area load centres. The area supply system operates at 230 kV or 115 kV and links the bulk system to local generators and loads, such as local distribution companies, industrial customers and our own distribution operations. Transformer stations located near load centres step down the high voltage to the level required for retail distribution systems or end-use customers connected directly to our transmission system.

Our transmission system is highly integrated and operates synchronously, or at the same phase and frequency, with the North American eastern interconnected system that is comprised of virtually all of the electric utilities east of the Continental Divide. Our transmission business owns and operates 17 synchronous interties at 345 kV, 230 kV, 115 kV and 69 kV levels with New York (9), Michigan (4), Manitoba (3) and

Minnesota (1). Our transmission business also owns and operates nine non-synchronous interties with Québec. A non-synchronous intertie is an intertie that links two electricity transmission systems that do not operate at the same phase or frequency. As a result of these interties, our system has a combined import capability of approximately 3,900 MW and a combined export capability of approximately 5,800 MW. These capabilities are based on the installed capacities of the interties. In operation, the actual import and export capabilities may be restricted significantly by limitations within our or another jurisdiction's transmission networks, unscheduled power flows between interconnected systems and local load and generation patterns.

Our transmission system is relatively free of restrictions in its ability to supply electricity to major load centres from generating sources located across Ontario. A 500 kV system serves as the transmission "backbone" around the Greater Toronto Area with 500 kV connections to Northern Ontario, Ottawa, London and the major generating facilities.

Transmission Assets

Our transmission assets can be divided into five functional categories: transmission stations, transmission lines, transmission operations, telecommunication facilities and other transmission assets.

Transmission Stations. Transmission stations are required to integrate the transmission lines into a network and to transform the voltage of the electricity being transmitted, depending on the voltage requirements of the end user. These stations are frequently located at points at which power from two or more transmission lines can be combined and re-routed in different directions. Their main purpose is to transform voltage and, in most cases, to allow switching capabilities between transmission lines. In some instances, facilities with only switching facilities are required. A majority of our switching stations and a few voltage transformation facilities are located at Ontario Power Generation Inc.'s facilities.

Transmission stations can be broadly classified into two categories. The first category consists of terminal stations, including switchyards located at Ontario Power Generation Inc.'s generating facilities, which are used mainly for switching and voltage transformation between the 500 kV, 230 kV, and 115 kV systems. The second category consists of customer supply stations, which are transformer stations that deliver power from the transmission system to wholesale customers. Currently, most transmission stations used for customer supply consist of paired circuits and step-down transformers that are meant to ensure that the failure of any one element will not result in a permanent loss of supply. For smaller or remote loads, a simpler station design with a single transformer or a single circuit is used.

Our transmission system includes 256 transmission stations whose components include high voltage power transformers, power circuit breakers, high voltage switches, capacitor and reactor banks, protection and control systems, metering and monitoring systems together with site infrastructures such as buildings and security systems.

Transmission Lines. Our transmission lines are classified into bulk power lines and area supply lines. Bulk power transmission lines are main lines delivering power from generating stations or interconnections to receiving terminal stations. Bulk power transmission lines are part of the integrated transmission network and generally operate at 500 kV or 230 kV, with a few at 115 kV. Area supply lines take power from the transmission network at the receiving stations and transmit it to customer supply transformer stations at customer load centres. The usual voltage levels of area supply lines are 230 kV or 115 kV. All of these lines are overhead except for approximately 272 circuit- kilometres of underground cables in urban areas.

The transmission system includes approximately 28,400 circuit-kilometres of high voltage lines whose major components consist of cables, wood or steel support structures, foundations, insulators, connecting hardware and grounding systems.

Transmission Operations. We carry out monitoring, control and real-time (i.e., instantaneous) management of our transmission system through our Transmission Operations Management Centre in Toronto, Ontario and 6 transmission operating centres located across Ontario. The Transmission Operations Management Centre is our link to the Independent Electricity Market Operator regarding the operation of our transmission assets. The Independent Electricity Market Operator manages the electricity marketplace and directs the operation of Ontario's integrated transmission network. Based on directions received from the Independent Electricity Market Operator, the Transmission Operations Management Centre oversees the 6 transmission operating centres and one distribution centre, which physically switch and control transmission and distribution equipment. Switching is performed to provide reliable transmission service and acceptable power quality to our customers, protect our transmission assets, isolate equipment to facilitate maintenance, ensure the safety of maintenance personnel and restore equipment to service. We are currently in the process of rationalizing these operating centres into one centre in Barrie, Ontario which we believe will reduce our costs substantially. We will maintain our Transmission Operations Management Centre in Toronto, Ontario in order to serve as a back-up to our new centre in Barrie.

Telecommunications Facilities for Transmission. Our requirements for telecommunications include services for administrative data, voice and power system protection and operation. These requirements are met through the use of a wide range of our own facilities and services acquired from other telecommunications service providers. The reliability and availability of telecommunication services used in the protection and operation of our transmission system are vital to meeting our interconnection obligations and our customers' reliability expectations. Historically, if telecommunications service providers were not able or willing to provide the required services at an appropriate cost, we installed our own telecommunication facilities. These owned facilities include microwave radio, fibre-optic cable, power line carrier and mobile radio systems. The microwave radio system is nearing the end of its useful life and is being replaced by a fibre-optic system.

Other Transmission Assets. Other assets include those supporting the ongoing maintenance and operation of the transmission system, such as office and service buildings, transportation and work equipment and other office and information technology assets.

Projects Under Development

Québec. We are planning a new two-circuit 230 kV intertie with the province of Québec that will increase our intertie capacity by 1,250 MW. This will consist of direct current facilities in Québec that will permit our transmission system to connect to Hydro-Québec in a synchronous manner. We will bear the estimated $100 million cost of the facilities in Ontario. We have obtained the necessary regulatory approvals and are awaiting confirmation that the remaining approvals required by Hydro-Québec have been obtained. We will seek recovery of the costs associated with this investment through rates commencing in 2004. We expect to start construction of this project in the second half of 2002, with in-service scheduled for 2004.

Michigan. Two of our interties with the State of Michigan are currently being upgraded with the installation of three phase-shifting transformers and an autotransformer. This equipment is intended to provide us with greater control over the use of our Michigan interties so as to better control transactions directly across the Ontario-Michigan border and indirectly across the Ontario-New York border. We will bear the estimated $40 million cost of the facilities in Ontario. We will seek recovery of the costs associated with this investment through rates commencing in 2004. This project is also intended to increase our export capacity by 1,000 MW and our import capacity by 500 MW. The facility is scheduled to be in service later in 2002 to accommodate additional commissioning testing of equipment.

Lake Erie. We have entered into a partnership with TransÉnergieUS, a subsidiary of Hydro-Québec, to build a high voltage, direct current submarine transmission line beneath Lake Erie, linking Ontario to Ohio or Pennsylvania, or both. In February 2002, we and TransÉnergieUS received permission from the U.S. Federal Energy Regulatory Commission to proceed with a sale of transmission rights for this line at negotiated rates by using a competitive process to attract customers. We intend to sell the transmission rights for the entire capacity of the link under long-term contracts through a competitive open season process. If this process results in the sale of sufficient transmission rights to warrant proceeding with the project, relevant regulatory approvals for construction and operation will be sought. If the project proceeds, construction would begin in 2003, with in service scheduled for 2004. Our share of the capital costs cannot currently be determined and would, in part, depend on the outcome of the sale of the transmission rights. The costs would be substantial in amount. The project will provide better access to out-of-province power suppliers and an incentive for further generation development in Ontario, which we believe will lead to a more competitive market in Ontario.

Other. The Independent Electricity Market Operator has indicated that capacity north of Lake Superior is inadequate to provide central Ontario with access to low cost generation available in northwestern Ontario or potential imports from Manitoba and Minnesota. We are studying a system improvement to increase capacity to address this constraint.

Rates Attributable to Transmission

Currently, electricity customers pay a single bundled rate for the generation, transmission and distribution of electricity. The revenues collected are allocated to our company and the other successor corporations of Ontario Hydro in accordance with regulations under the *Electricity Act, 1998* and with the revenue allocation agreement entered into among the successor corporations. Upon Open Access, rates charged to customers will be unbundled and the Independent Electricity Market Operator will collect transmission revenues for our company based on the Ontario Energy Board approved transmission rate orders. See "Regulation — Ontario Energy Board Rate Orders — Transmission".

Competition

We expect that industry restructuring and the new regulatory framework will promote increased competition in the building and ownership of connection facilities and new transmission assets.

Under the *Ontario Energy Board Act, 1998*, any licensed competitor can apply to the Ontario Energy Board for approval to build transmission network facilities in Ontario. Because there is limited need for major new network investments in the short-to-medium-term, competition is expected to pose limited risk to us. In addition, the Ontario Energy Board's adoption of the uniform transmission rate reduces the financial incentive for customers to seek alternative transmission. One possible short-term exception to the limited need for new network investment relates to interconnections with neighbouring utilities.

Customers historically had the option to build and own their own transmission connection facilities and thereby avoid paying our connection charge. Only a few large industrial customers and local distribution companies chose to do so likely because of the significant costs of construction. Under the new regulatory framework, in addition to avoiding our connection charge, local distribution companies that own their transmission connection facilities can include these assets in their rate base and earn a regulated return. Customers will generally, however, continue to have the option to have their new connection facilities incorporated within our existing transmission transformation and line pools or to build and own their new connection facility. We will continue to maintain and restore our existing connection assets, as well as bid on the construction and ownership of new facilities.

We are preparing to meet the competition for new connection business by undertaking initiatives aimed at improving customer service and reducing our costs. These initiatives will include reducing our engineering costs by implementing standard designs, increasing our use of outside service providers and improving our employee utilization. We expect that our competitors for new connection business will be large construction and engineering firms with electricity industry expertise, other electricity utilities, including local distribution companies and large electricity equipment suppliers. Notwithstanding the anticipated competition, the percentage of our transmission assets invested in connection assets is not expected to change materially.

Our Distribution Business

Overview

Our distribution system provides customers with electrical distribution services through a low voltage distribution network. In 2001, 21.3 TWh of electricity were delivered through the distribution system to approximately 1.2 million customers located in rural and urban areas (including approximately 90,500 urban retail customers located in Brampton, Ontario). The distribution system also serves 42 local distribution companies that are not connected directly to our transmission system and 41 large industrial customers with loads exceeding 5 MW. The distribution system is comprised of approximately 122,000 circuit-kilometres of lines operating mainly at voltages of 50 kV or less and 943 distribution stations. Unlike the systems found in densely populated areas that are designed to include built-in redundancy, our distribution system supplies mainly rural areas with low population densities. To provide a cost-effective service to these areas, the distribution system is configured as a largely radial system, meaning that it is configured in straight lines so that an outage at any point along the line causes all customers further down the line to lose power. As a result, component failures require immediate repair or replacement prior to service restoration.

Distribution Assets

The electricity distribution system is made up of three components: distribution stations, low voltage lines and associated equipment, and rural and urban lines and transformers and associated equipment, such as transportation, computing, service and construction equipment.

Rates Attributable to Distribution

Electricity customers currently pay a single bundled rate for the generation, transmission and, where applicable, distribution of electricity. The revenues collected are allocated to our company and to Ontario Power Generation Inc. in accordance with the regulations under the *Electricity Act, 1998* and the revenue allocation agreement among the successor corporations to Ontario Hydro. The Ontario Energy Board's Electricity Distribution Rate Handbook sets out a performance based regulatory framework for establishing the rates for distribution services until the end of 2003. Following Open Access, distribution charges will be separated from the cost of the commodity and other non-competitive electricity charges (e.g., transmission charges). In April 2002, our application for distribution rates to apply upon Open Access will be considered by the Ontario Energy Board. A decision is not expected before mid-2002. See "Regulation — Ontario Energy Board Rate Orders — Distribution".

Competition

Under the *Ontario Energy Board Act, 1998*, two or more distribution licences can be issued for the same area. Historically, there was only one distributor of electricity in any particular region throughout Ontario. That distributor also provided the retail sale of electricity to each customer connected to the distribution system. Under the new regulatory regime, a competitor can obtain a licence from the Ontario Energy Board to own and operate a distribution system. Although the distribution licence must specify the area in which the distributor is authorized to distribute electricity, unless otherwise provided, the licence does not provide the distributor with exclusive distribution rights for that area. We believe that the complexities and potential for inefficiency that would be created by having multiple distributors in a single service area should ensure the continuation of the practice of having a single licenced distributor authorized to serve a single distribution service area, even if some competition to build facilities is allowed at the boundaries between distributors.

Upon Open Access, each distributor, including our company, will continue to have an obligation to connect and supply customers in accordance with the *Electricity Act, 1998* and the conditions of its distribution licence and rate order.

Distribution Consolidation

Ontario is serviced by a large number of local distribution companies. Most of these companies are municipally owned and operate within their own licensed areas. We purchased 88 local distribution companies between 1999 and 2001. These local distribution companies were acquired under a transfer tax exemption granted to us and other municipally owned local distribution companies under the *Electricity Act, 1998* to facilitate consolidation of local distribution companies. This exemption only applied to purchases made before November 7, 2000. Consistent with our strategy, we actively pursued these acquisitions to obtain potential synergies for our distribution business. These utilities served approximately 240,500 customers with net fixed assets of $385 million. The size and geographic proximity of these utilities provided an opportunity for us to achieve savings from economies of scale, merge work centres, eliminate administration overlap and optimize ongoing system planning. While the number of other electricity distributors has decreased from over 200 in 1999 to 97, the sector remains fragmented and opportunities for further consolidation are expected.

Our acquisition of the local distribution company in Brampton, Ontario, with 90,500 customers and assets of approximately $220 million, provided our company with a presence in the Greater Toronto Area market.

Billing and Settlement

Our distribution system spans all provincial transmission zones as it services all areas not serviced by other local distribution companies. Within our distribution services areas, we provide billing and settlement services through Inergi LP.

Upon Open Access, we will provide settlements to competitive electricity retailers which serve customers who are connected to our distribution system, but who have chosen not to continue purchasing their electricity through us. The Retail Settlement Code requires distributors to arrange for the calculation and generation of a bill for every retail customer connected to its distribution system and send the bill either to the customer or the retail customer's chosen electricity retailer who may choose to render the bill to its customers or engage a third party to do so. We believe that calculating and preparing bills will be complicated and will require a sophisticated billing system like our current system. Accordingly, we expect many electricity retailers to engage us to bill their customers for energy-related services.

Upon Open Access, customers who choose a competitive electricity retailer will still require our transmission and distribution services. Accordingly, these customers will also require the related call handling and service order dispatch services currently provided by us.

Standard Supply Service

Upon Open Access, we will provide distribution customers connected to our distribution system in our service area who do not choose a competitive retailer with electricity at the Independent Electricity Market Operator-administered spot market price. The principal activities of this standard supply service business include purchasing electricity and selling it to our distribution electricity customers that do not choose a competitive retail supplier and providing related customer services such as metering, billing and collection, but not energy trading.

The Ontario Energy Board has developed a code to govern this statutory standard supply obligation. The Standard Supply Code establishes the minimum conditions that a distributor, including us, must meet in carrying out its obligation to sell electricity to consumers connected to its system. The standard supply obligation and code will come into effect upon Open Access. See "Regulation — Overview of the Design of Ontario's Electricity Market — Ontario Energy Board Licences and Industry Codes — Industry Codes". We will fulfil our standard supply obligation and expect to continue to provide all of the services currently provided. For the purposes of fulfilling our standard supply obligation, we will procure and settle purchases of electricity from the Independent Electricity Market Operator-administered spot market. The Ontario Energy Board rules currently allow the pass through of commodity costs to these standard supply customers, so that we do not bear any commodity price risk. Our rates for standard supply service will be approved by the Ontario Energy Board and will consist of the price for electricity and an administrative charge that will allow us to cover our costs of providing the service.

Remote Communities

We operate regulated generation and distribution systems in 19 remote communities across Northern Ontario that are not connected to Ontario's electricity grid, the facilities of which are owned either by us or by Ontario Electricity Financial Corporation. These remote communities include a total of approximately 3,600 customers. Electricity used by these remote communities is produced by 57 diesel generators owned by us, which are supplemented by small amounts of wind or hydroelectric generation. Pursuant to a regulation to be made effective under the *Electricity Act, 1998* prior to completion of the proposed public offering of our common shares by the Province, we will be required, through one or more of our subsidiaries, to operate and maintain existing generation and distribution assets in, and supply electricity to these remote communities on the same basis as presently conducted.

Our Other Businesses

Competitive Retail Service

We are a competitive retailer of electricity through our subsidiary, Ontario Hydro Energy Inc. This business is not restricted to operating in our utility service area. As part of our competitive retail services, we plan to sell electricity and natural gas to residential customers, supplemented by a bundle of energy-related goods and services, such as home improvement services and water heater rentals. Our competitive retail business is now selling home improvement services, water heater rentals and long distance phone service in preparation for the opening of the competitive electricity market. In the commercial and industrial market, we are selling energy-related business services such as energy strategy consulting, load profiling, utility management services and equipment retrofit services.

The target customers of our competitive retailer will be selected from the residential, commercial and industrial sectors. The value proposition of goods and services to targeted residential customers is focused on home comfort and convenience, while the competitive retailer's focus on commercial and industrial customers is business efficiency.

On April 30, 2002, we sold certain aspects of our business previously conducted through Ontario Hydro Energy Inc. to Union Energy Inc. See "- Recent Developments".

Telecommunications

Our telecommunications business markets dark and lit fibre-optic capacity to telecommunications carriers and commercial customers with broadband network requirements. This business also markets co-location space on our microwave towers to wireless service providers.

Employees

We had 4,815 regular (i.e., permanent) employees and 1,001 non-regular (i.e., temporary) employees as at December 31, 2001. The majority of our regular employees and some of our non-regular employees are represented by two unions. The Power Workers' Union represents 3,574 employees and the Society of Energy Professionals represents 1,130 employees. The Canadian Auto Workers represents 101 employees in our subsidiary, Hydro One Brampton Inc. Our non-regular employees are represented primarily by one electrical trade union and 16 construction trade unions that have collective agreements with our company through the Electrical Power System Construction Association. There are approximately 476 executive and managerial employees who are not represented by a union.

On December 31, 2001, negotiations with the Society of Energy Professionals culminated with an arbitration award that establishes the collective agreement for the year 2002. In early March 2002, we concluded a tentative one-year agreement with the Power Workers' Union which needs to be ratified by union members. We are currently in negotiations with the Canadian Auto Workers to replace the current collective agreement that expires on March 31, 2002.

Outsourcing Arrangement with Inergi LP

Through our subsidiary, Hydro One Networks Inc., we entered into an outsourcing services agreement with Inergi LP as of December 28, 2001. Inergi LP is an affiliate of Cap Gemini Ernst & Young Canada Inc. Under the agreement, Inergi LP will provide us with customer service operations and settlements as well as supply management services, pay operations services, enterprise technology and finance and accounting services. As part of the agreement with Inergi LP, 906 of our unionized and non-unionized employees (including 770 regular and 136 non-regular employees) were transferred to Inergi LP on March 1, 2002. Under the agreement, we will continue to make available, for use by the transferred employees, the assets used by them prior to the transfer of their employment.

The agreement has a ten-year term and has base service fees of approximately $1 billion over the term of the agreement. Fees are subject to decreases based on external benchmarking analysis every three years. We have agreed that during the term of the agreement, subject to specified exceptions, we will not engage a third party to provide any material amount of services that are within the scope of the agreement. Cap Gemini Ernst & Young US LLC has provided a financial guarantee as well as a performance guarantee of the obligations of Inergi LP. The performance guarantee covers the first two years of the agreement.

The agreement provides for rights of termination for each of the parties, including, on the part of our company, rights of early termination for convenience and upon the occurrence of specified business events. In such cases, we are obliged under the agreement to pay specified termination fees, as well as to contribute to resulting severance and other costs. In addition, upon expiration of the agreement, we have an obligation to contribute to employee severance costs, if any, up to a maximum amount of $10 million.

Pension Plan

The Hydro One Pension Plan was established on December 31, 1999. In accordance with an asset transfer agreement dated March 29, 2001 among the five successor corporations to Ontario Hydro, the assets and liabilities of the Ontario Electricity Financial Corporation Plan (formerly, the Ontario Hydro Pension and Insurance Plan) were transferred in proportionate shares to new pension plans established by the successors to Ontario Hydro in accordance with the provisions of the *Electricity Act, 1998*. The transfer was approved by the Superintendent of Financial Services and commenced on June 29, 2001. Our company's portion of these assets and liabilities is now managed and invested by our company as plan sponsor and administrator of the Hydro One Inc. Pension Plan. As of December 31, 2001, there were 4,762 active members and 7,992 pensioners, disabled and deferred members.

Effective December 31, 1999, we established the Hydro One Inc. Supplementary Pension Plan to provide supplementary pension benefits on the same terms as provided pursuant to the supplementary plan previously maintained by Ontario Hydro. On October 30, 2001, this plan was amended to require the establishment of a trust for the purpose of creating security for payment of the supplementary pension benefits provided for therein. This trust was constituted as a Retirement Compensation Arrangement under the provisions of the *Income Tax Act* (Canada), and security was issued in the form of a letter of credit.

Insurance

We maintain insurance coverage, including liability, all risk property, business interruption and boiler and machinery. We also maintain other insurance coverage that is required by provincial statute, which covers automobile liability, pesticide liability and aircraft liability.

Real Property

The following table sets forth summary information with respect to the principal real property used in our business operations:

Facility	Total	Owned	Easement	Leased	Other(1)
Transmission corridors(2)	221,530 acres	49,673	171,857	—	—
Transmission stations(3)	256 sites	225	—	14	17
Switching stations(3)	30 sites	11	—	4	15
Transmission operating centres(4)	8 sites	8	—	—	—
Distribution stations(3)(5)	960 sites	939	—	8	13
Regulating stations(3)	70 sites	66	1	2	1
Administrative and service centres(6)	187 sites	133	—	46	8

(1) Pertains to lands owned by Ontario Power Generation Inc. or leased by Bruce Power L.P. to which we have been granted access for the purposes of conducting our business.

(2) We have entered into a non-binding term sheet with the Province providing for the grant of an option to the Province to acquire interests in our owned transmission corridors for public uses. Any acquisition of interests will be subject to a simultaneous grant to us of a perpetual easement or other right in our favour to enable us to continue to use the affected transmission corridors for our transmission, distribution and related telecommunications systems.

(3) Comprises the total number of operating stations.

(4) Comprised of seven transmission centres and one distribution centre. These centres are expected to be further reduced to four by December 31, 2002 and ultimately to one by May 31, 2004.

(5) Includes both high and low voltage stations.

(6) There are 33 administrative and service centres located within transmission station sites. These centres are largely independent of the transmission station function, but in some instances staff operate from buildings that serve both functions.

Environmental

Although primarily regulated at the provincial level, jurisdiction over the environment is shared by Canadian federal, provincial and local governments. As a result, we are subject to extensive federal, provincial and local regulation relating to the protection of the environment that governs, among other things, environmental assessments, discharges to water and land and the generation, storage, transportation, disposal and release of various hazardous substances.

Environmental Management System

We have an environmental management system designed to identify environmental effects of our operations and facilities and to aid in the continual improvement of our environmental performance. We continually update our environmental management system to reflect organizational changes and progress in achieving our environmental goals. Objectives, measures and targets have been identified and are being updated in some areas. Environmental management programs designed to achieve those objectives, measures and targets are in various stages of implementation. Reporting procedures and an environmental information management system are being developed, tested and implemented. We are currently in the process of implementing this system.

Permits, Licences and Approvals

We are required to obtain and maintain specified permits and approvals from federal, provincial and local authorities that relate to, among other things, waste disposal, drainage works and discharges to air and water.

A number of electricity projects we undertake or propose require environmental approvals from the federal government or the use of federal lands, including reserves and other lands subject to the *Indian Act* (Canada), and will be subject to federal environmental assessment. Additional interconnection facilities with neighbouring utilities in other provinces and states require approvals and will be subject to federal regulatory review, which may include environmental assessment. Certain projects will also be subject to the provincial environmental assessment process. A significant number of our existing projects are subject to a streamlined environmental assessment process. The scope, timing and cost of environmental assessments at either the federal or provincial level depends on the type of project and its potential for environmental impact. Depending on the project and the level of public acceptance for a project, the process of obtaining environmental approvals and preparing assessments can be lengthy, contentious and expensive.

Releases

Federal, provincial and municipal environmental legislation operates to regulate the release of substances into the environment through the prohibition of discharges that will or may have an adverse effect on the environment. Spills and leaks of substances occur in the course of our normal operations. We could incur fines or clean-up costs in connection with these releases. Accordingly, we have a spill and leak prevention program involving the testing, replacement, repair and installation of containment systems and the regasketting of transformers. In addition, we have an emergency response capability which we believe is sufficient to minimize the environmental impact of spills and to comply with our legal obligations.

Hazardous Substances

We manage a number of hazardous substances, such as PCBs, herbicides and wood preservatives. In addition, some facilities have substances present which are designated for special treatment under occupational health and safety legislation such as asbestos, lead and mercury. We have environmental management programs in place to deal with PCBs and herbicides.

We continually remove PCB-contaminated materials from service and send PCB waste for destruction. All high voltage electrical equipment containing PCBs at concentrations greater than 10,000 parts per million has been removed from service. Some equipment containing PCB-contaminated mineral oil continues to be in service, including an estimated 15,200 distribution transformers, as well as small electrical equipment components at transmission stations. PCB-contaminated mineral oil in small transmission equipment components is tested and retro-filled as part of station maintenance and refurbishment programs. A proactive identification program for PCB-containing distribution transformers was initiated in 2001. Distribution transformers found to contain PCBs will be replaced over a period of up to 18 years or sooner if required by government regulations. Our current estimate for future PCB expenditures is approximately $163 million as of December 31, 2001. Our recent local distribution company acquisitions have added distribution transformers to our system and these assets include some which contain PCB-contaminated mineral oil. Our proactive identification and testing program for PCBs now includes these transformers.

We use herbicides primarily for the control of incompatible vegetation on rights-of-way, along distribution lines and on station sites. We currently use an integrated management approach toward vegetation management using manual and mechanical cutting, together with the selective use of herbicides. Herbicides are applied in accordance with the *Pesticides Act.* As indicated below, the historical use of herbicides has contaminated some of our properties and some nearby properties.

Land Assessment and Remediation

We have developed a land assessment and remediation program in order to identify and assess the presence of any contamination at our facilities and to develop, as necessary, remediation or mitigation plans. This program was implemented in part as a response to an administrative order issued by the Ontario Ministry of the Environment to our predecessor, Ontario Hydro, and as a result of our own initiative to voluntarily assess our facilities that were not subject to this order.

On September 2, 1997, the Ontario Ministry of the Environment issued an administrative order against Ontario Hydro after the discovery of contamination at one of its nuclear generating stations. This order required Ontario Hydro to assess its power generating facilities and to determine the extent of any contamination at those facilities, its impact on the environment, the causes of the contamination and any required remedial measures.

The order also applied to our generating stations located in remote areas of northern Ontario. On July 6, 2001, the Ontario Ministry of the Environment wrote to our company confirming that we had fulfilled our requirements under the order with respect to the remote community generating sites. We are also conducting a voluntary, proactive assessment and, as necessary, remediation program at additional remote community generating sites. We estimate that the total cost for assessment and remediation at these remaining sites will be approximately $14.5 million over an approximate six-year period.

The Ontario Ministry of the Environment order also applies to our generating station switchyards located at Ontario Power Generation Inc.'s generating facilities in which we have our equipment and facilities. We have assessed our switchyard facilities in order to determine which facilities should be given priority for further assessment and, as necessary, remediation. Based on the environmental assessments completed at nine of the priority switchyard facilities, no significant contamination was found at seven of these sites. Two sites require further assessment and possible remediation at an approximate cost of $1.7 million. We have fulfilled the requirements of the Ministry order at three switchyards and anticipate receiving a release from the Ministry for the remaining six switchyards in 2002.

Potential contaminants related to our transmission stations, distribution stations and service centres include insulating oils, PCBs, fuel oil, gasoline, wood preservatives such as pentachlorophenol and substances used for vegetation control such as arsenic trioxide. The local distribution companies that we have acquired have a small number of contaminated sites. Potential contaminants are expected to be the same potential contaminants that we have identified at our transmission stations, distribution stations and service centres. We estimate that the cost of assessment and remediation at the acquired distribution sites is approximately $2.2 million and these costs are included in our business plan but do not form part of the costs of our voluntary assessment and remediation program. We estimate that the cost for assessment and remediation related to our transmission sites, distribution stations and service centres is approximately $67.3 million and is expected to be incurred over approximately the next four to six years.

Electric and Magnetic Fields

Electric and magnetic fields exist wherever electricity is used or transmitted, including electric power facilities such as transmission and distribution lines and substations, and within every building in Ontario that has electrical service. Based on current research, the consensus of the scientific community is that a public health risk from exposure to electric and magnetic fields has not been established. We have sponsored research in the past and we are now focusing on monitoring national and international developments. We also maintain dialogue with the Province's Ministry of Health and Long Term Care regarding this issue. Partnerships with provincial and municipal agencies are in place to develop appropriate actions and communicate with the public. Electric and magnetic fields are not currently regulated by either the federal or provincial governments and we do not know of any current plans to regulate electric and magnetic fields.

Legal Proceedings

In connection with the reorganization of Ontario Hydro, we have succeeded Ontario Hydro as a party to various pending legal proceedings relating to the businesses, assets, real estate and employees transferred to us. We will also assume responsibility for future claims relating to the businesses, assets, real estate and employees acquired by us and arising out of events occurring prior to, as well as after, April 1, 1999. In addition to claims assumed by us, we are, from time to time, named as a defendant in legal actions arising in the normal course of business. The pending legal proceedings containing material claims to which we are currently a defendant are discussed below.

On September 1, 1995, Torcom Communications Inc. named Ontario Hydro as one of several defendants in a suit in the Ontario Superior Court of Justice seeking damages of $150 million, as well as specific performance of agreements and interim injunctive relief. Torcom Communications had sought to purchase telecommunication devices belonging to a bankrupt company from a court-appointed receiver. The devices had been installed on Ontario Hydro property under licence to the original owner. Torcom Communications claims that it reached an agreement with Ontario Hydro for the continued placement of the devices on Ontario Hydro property. Torcom Communications alleges Ontario Hydro breached this contract and interfered with its efforts to purchase the devices from the receiver. There has been little activity on the case since 1995 when Ontario Hydro served a demand to particularize the allegations against it. Ontario Hydro did not receive a reply to its demand for particulars and has not served a statement of defence. We believe that there are strong defences to the plaintiffs claims against Ontario Hydro and that it is unlikely that the outcome of this litigation will have a material adverse effect on our business, results of operations, financial position or prospects.

Ontario Hydro is one of many defendants in a suit in the Ontario Superior Court of Justice commenced on October 18, 1995 asserting aboriginal title to certain land within the City of Sarnia. The plaintiff, The Chippewas of Sarnia Band, alleges that the land was not properly surrendered before a Crown Patent was issued in 1853 and therefore subsequent owners who took possession under the Crown Patent do not possess valid title. We maintain transmission line facilities on portions of the disputed land. We cannot estimate the costs that might result from an adverse decision. On April 30, 1999, summary judgment was granted, dismissing the action against Ontario Hydro and certain other defendants. On May 27, 1999, the plaintiff appealed the summary judgment order to the Court of Appeal for Ontario. Several defendants have also appealed the summary judgment order and others, including our company, have filed cross-appeals. The appeals were argued in June 2000. The Court of Appeal decision rendered December 21, 2000 dismissed the plaintiffs' appeal and granted the appeals of the other parties. The plaintiff applied for leave to appeal to the Supreme Court of Canada which was dismissed on November 8, 2001. On December 18, 2001, the plaintiff brought a motion for reconsideration of the leave to appeal decision and seeks a reversal of the denial of the leave to appeal application or an oral hearing of the leave to appeal application. Such orders are rare and made only in exceptional circumstances. We believe that it is unlikely that the outcome of this litigation will have a material adverse effect on our business, results of operations, financial position or prospects.

On March 29, 1999 and May 24, 2001, the Whitesand First Nation Band commenced substantially similar actions in the Ontario Superior Court of Justice, naming as defendants the Province, the Attorney General of Canada, Ontario Hydro, Ontario Electricity Financial Corporation, Ontario Power Generation Inc. and our company. These actions seek declaratory relief, injunctive relief and damages in an unspecified amount. The Whitesand Band alleges that since at least the first half of the twentieth century Ontario Hydro has erected dams, generating stations, electrical power lines and other facilities within or affecting the band's traditional lands and that those facilities have caused damage to band members and the lands, including substantial flooding and erosion. The Whitesand Band also claims treaty rights to a share of the profits arising from the activities of these Ontario Hydro facilities, an entitlement to increases in annuity payments established by treaty and for breach of an alleged contract to reimburse the Band for negotiation costs with Ontario Hydro. The Whitesand Band asserts multiple causes of action, including trespass, breach of fiduciary duty, nuisance and negligence. To date, we have not filed a defence. We have requested particulars of the claims as have the other defendants. Following receipt, we will be filing a defence. The flooding alleged to have been caused by Ontario Hydro is a matter for which we believe Ontario Power Generation Inc. would have responsibility pursuant to transfer orders under the *Electricity Act, 1998*. We believe that it is unlikely that the outcome of this litigation will have a material adverse effect on our business, results of operations, financial position or prospects.

On September 7, 2001, the Red Rock First Nation Band commenced an action in the Ontario Superior Court of Justice, naming as defendants the Province, the Attorney General of Canada, Ontario Hydro, Ontario Electricity Financial Corporation, Ontario Power Generation Inc. and our company. This claim is similar in form to the claim of the Whitesands First Nation Band and the same lawyer is acting for the Red Rock Band. The Band seeks declaratory relief and claims an unspecified amount of damages for trespass, breach of fiduciary duties, public and private nuisance and alleged unpaid lease payments relating to a transmission line or right-of-way. We have requested better particulars of the claim as against us and are in the process of investigating it. At this time we cannot yet assess what the likelihood is that the outcome of this litigation will have a material adverse effect on our business, results of operations, financial position or prospects.

REGULATION

Background

The *Energy Competition Act, 1998* was proclaimed in force on November 7, 1998. Through its five schedules, primarily the *Electricity Act, 1998* and the *Ontario Energy Board Act, 1998*, it establishes the broad legislative framework for Ontario's competitive electricity market.

The *Electricity Act, 1998* implements the fundamental principles of the restructuring of Ontario's electricity industry, including the separation of the competitive components of the industry, such as generation and retail, from the transmission and distribution systems, the establishment of the Independent Electricity Market Operator, and the implementation of open non-discriminatory access to transmission and distribution systems.

The *Ontario Energy Board Act, 1998* expanded the jurisdiction and mandate of the Ontario Energy Board to include regulation of the electricity and natural gas markets. In its role as regulator of the Ontario electricity market, the Ontario Energy Board has broad powers relating to licensing, rate regulation and market supervision. The Ontario Energy Board is obligated to implement the Province's directives concerning general policy and the objectives to be pursued by the Ontario Energy Board as well as directives intended to address actual or potential market power abuses in the electricity market. In addition, on the petition of an interested party, the Ontario Energy Board may, or at the direction of the Province the Ontario Energy Board will, review all or any part of an order it has issued.

The purposes of the *Electricity Act, 1998* and the objectives of the Ontario Energy Board under the *Ontario Energy Board Act, 1998* are to:

- facilitate competition in the generation and sale of electricity and a smooth transition to competition;
- provide generators, retailers and consumers with non-discriminatory access to transmission and distribution systems in Ontario;
- protect the interests of consumers with respect to prices and the reliability and quality of electricity service;
- promote economic efficiency in the generation, transmission and distribution of electricity;
- facilitate the maintenance of a financially viable electricity industry; and

- facilitate energy efficiency and the use of cleaner, more environmentally benign energy sources in a manner consistent with the policies of the Province.

An additional purpose of the *Electricity Act, 1998* is to ensure that Ontario Hydro's debt is repaid in a prudent manner and that the burden of that debt is fairly distributed.

The key instruments under the *Electricity Act, 1998* and the *Ontario Energy Board Act, 1998* which regulate the businesses of our company include:

- the transfer orders issued by the Province;
- the Market Rules published by the Independent Electricity Market Operator;
- our transmission, distribution and retail licences and the industry codes issued by the Ontario Energy Board;
- our transmission and distribution rate orders issued by the Ontario Energy Board; and
- the operating agreement between us and the Independent Electricity Market Operator.

Transition Period and Open Access

The Province's electricity restructuring plan is occurring in two phases — the transition period and Open Access. The transition period refers to the period which commenced on April 1, 1999 and will terminate upon the commencement of Open Access, which is scheduled to occur on May 1, 2002. Upon Open Access, transmitters and distributors will be required under the *Electricity Act, 1998* to provide generators, retailers and consumers with non-discriminatory access to their transmission and distribution systems in Ontario in accordance with their licences.

Historically, electricity customers have paid a single bundled rate for the generation, transmission and distribution of electricity in Ontario. Until Open Access, electricity consumers will continue to pay bundled rates for electricity, although some distributors may separate out their distribution charges. During the transition period, bundled revenues are being collected and allocated to the successor companies of Ontario Hydro consistent with the revenue allocation agreement entered into among our company, Ontario Power Generation Inc., the Independent Electricity Market Operator, the Electrical Safety Authority and Ontario Electricity Financial Corporation and the regulation under the *Electricity Act, 1998*. The revenues allocated to our regulated transmission and distribution businesses have been determined by the Ontario Energy Board's rate orders.

Upon Open Access, electricity bills will be unbundled, the price of electricity will be allowed to fluctuate, and customers will be allowed to select their provider of electricity. The Independent Electricity Market Operator will bill our transmission customers the regulated transmission rates on behalf of our company, while we will continue to collect our regulated distribution rates from our distribution customers. We will purchase electricity for our standard supply obligation from the Independent Electricity Market Operator-administered market and will pass on the cost of the electricity at rates approved by the Ontario Energy Board, plus a charge to cover administrative costs.

Overview of the Design of Ontario's Electricity Market

The Independent Electricity Market Operator

The Independent Electricity Market Operator is the centralized independent electricity system co-ordinator responsible for directing the operations of the Independent Electricity Market Operator-controlled grid and for maintaining the security and reliability of electricity supply in Ontario. Upon Open Access, the prices of electricity will be determined by market forces in the wholesale electricity market administered by the Independent Electricity Market Operator.

The Independent Electricity Market Operator directs the operations and reviews the reliability of the Independent Electricity Market Operator-controlled grid, which includes substantially all of our company's transmission facilities. Through its independent market surveillance panel, the Independent Electricity Market Operator identifies and reports on inappropriate market conduct and market inefficiencies. It also collects information from, and provides information to, the market participants relating to the current and future electricity needs of Ontario and the capacity of the integrated power system to meet those needs.

The Independent Electricity Market Operator has complete authority at all times over the operation of the Independent Electricity Market Operator-controlled grid. It directs which generation and transmission facilities are called upon and functions, in effect, as the dispatcher of the transmission system. Unless exempted by regulation, all persons require authorization from the Independent Electricity Market Operator to participate in, or cause or permit electricity to be conveyed into, through or out of the electricity markets and the grid controlled by the Independent Electricity Market Operator. As a result, all generators, transmitters, distributors, wholesale sellers and consumers, financial market participants and retailers must be authorized by the Independent Electricity Market Operator and may be required to satisfy prudential and technical requirements in order to participate in the Ontario electricity market. The Independent Electricity Market Operator itself is a regulated entity and is licensed by the Ontario Energy Board.

Upon Open Access, the Independent Electricity Market Operator's operating costs will be recovered through fees for its services approved by the Ontario Energy Board, which the Independent Electricity Market Operator will levy on market participants.

Wholesale Market Design

On December 13, 2001, the Ontario Minister of Energy, Science and Technology issued the Market Rules which will govern the Independent Electricity Market Operator-administered markets upon Open Access. Issues addressed by the Market Rules include the following: who is allowed to participate in the Independent Electricity Market Operator-administered markets and under what conditions; what participants are allowed to do and what they are prohibited from doing; how they make bids and offers; what kinds of products there are; how prices are determined; how bills are calculated and settled; and how information is provided and used.

Based on the Market Rules, the Ontario electricity wholesale market will have a hybrid structure. Market participants will be able to buy and sell from the wholesale or spot market, operated by the Independent Electricity Market Operator. Alternatively, they may contract with each other for the purchase and sale of electricity. Notwithstanding these bilateral contracts, participants will be required to schedule these transactions with the Independent Electricity Market Operator.

Access to the Independent Electricity Market Operator-controlled grid will depend on the economic values that market participants place on their energy transactions, as indicated by the prices in the bids and offers they submit to the Independent Electricity Market Operator.

Transmission and Distribution

Under the *Electricity Act, 1998*, the Independent Electricity Market Operator is required to enter into agreements with transmitters giving it the authority to direct the operations of the transmitters' systems. By contrast, the distribution portion of the network will remain subject to the operational control of local distribution companies. The Ontario Energy Board has the flexibility to identify specific lines and facilities as either transmission or distribution, depending on the functional importance of the particular line or facilities to regional operations, security and reliability.

Some market participants, such as generators and large load customers embedded within distribution systems, will be connected through lines and facilities that are defined as "distribution" and owned by local distribution companies. Market participation by these entities will require the continued co-operation of the local distribution companies and the co-ordination of their distribution facilities with the centralized dispatch and scheduling operations of the Independent Electricity Market Operator. At a minimum, under the *Electricity Act, 1998*, local distribution companies must provide non-discriminatory access for eligible generators and customers to the wholesale markets co-ordinated by the Independent Electricity Market Operator. The local distribution companies must advise the Independent Electricity Market Operator of any conditions in their distribution system that may affect the ability of embedded generators and loads to participate in the broader Independent Electricity Market Operator-administered markets.

Generators, local distribution companies and directly connected customers must enter into agreements with us to ensure reliable connection service in conformity with the Transmission System Code. We are in the process of finalizing these agreements and expect the process to be complete by Open Access.

The Independent Electricity Market Operator is responsible for negotiating the operational elements of the transmission system, such as the security and reliability of any interconnection agreements with neighbouring jurisdictions. However, the relevant transmission provider is responsible for negotiating how the interconnection is to be physically made.

Operating Agreements Between the Independent Electricity Market Operator and Transmitters

We have signed an operating agreement with the Independent Electricity Market Operator, to take effect upon Open Access, which sets out the specific responsibilities of both parties relating to the provision of transmission service. The agreement, among other things:

- has an initial term of 10 years commencing on Open Access with provisions for termination or amendment in the event of legislative or regulatory change or mutual agreement;
- identifies our facilities that will be included in the Independent Electricity Market Operator-controlled grid, which includes generally all of our transmission facilities operating at greater than 50 kV;
- provides that the Independent Electricity Market Operator will direct the operation of the facilities of our subsidiary, Hydro One Networks Inc., determined to be part of the Independent Electricity Market Operator-controlled grid;

- defines the respective obligations of Hydro One Networks Inc. and the Independent Electricity Market Operator regarding the operation of these facilities;
- provides for coordination between Hydro One Networks Inc. and the Independent Electricity Market Operator of modifications or additions to our transmission facilities;
- establishes the terms and conditions relating to information sharing and confidentiality, monitoring and telecommunications facilities, and the delineation of accountabilities for protection systems;
- establishes our obligations relating to inspection and maintenance, seeking government approvals, connections and interconnections, transmission facility ratings, and access to facilities;
- provides for a dispute resolution mechanism; and
- addresses issues of liability and indemnification obligations related to the provisions of the agreement.

The Independent Electricity Market Operator and our company have entered into an interim operating agreement which sets forth the terms and conditions under which the Independent Electricity Market Operator directs the operation of our transmission assets during the period between April 1, 1999 and the commencement of Open Access. The interim operating agreement addresses many of the matters referred to above and generally maintains the pre-April 1, 1999 responsibilities and accountabilities of the parties.

Retail Market Design

The rules regulating the retail market address the obligation of a distributor, including our company, upon Open Access to sell electricity to every person connected to the distributor's distribution system other than those persons who have selected an alternate supplier. The *Ontario Energy Board Act, 1998* provides that a distributor may comply with this obligation either directly, through an affiliate, through another person with whom the distributor or affiliate of the distributor has a contract, or through a combination of the foregoing methods.

Upon Open Access, every distributor will be required to direct the customer's bill to its retailer at the customer's request. This requirement will effectively separate the retail settlement function from the wholesale settlement function as retailers will settle with local distribution companies for the electricity consumed by customers in each distributor's service area. Customers who do not choose to purchase electricity from a competitive retailer will receive by default a pass-through of the hourly wholesale price from the distributor. See "— Ontario Energy Board Licences and Industry Codes — Industry Codes".

Retail metering services relate to the procurement, installation, maintenance and verification of meters and services which relate to meter reading and data manipulation and provision to market participants. Upon Open Access, distributors will retain responsibility for these metering services in relation to customers and each other.

The Ontario Energy Board regulates the conduct of retail market participants through licence provisions and codes of conduct, compliance with which is required by the licences. Since March 1, 2000, licensed retailers have had the right to market the supply of electricity to consumers in Ontario.

Ontario Energy Board Licences and Industry Codes

Transmission Licence

The following are the key conditions of our transmission licence:

- ***Term, Amendments, Suspension or Revocation*** — Our licence is in effect until March 31, 2003 unless extended by the Ontario Energy Board. It may be amended by the Ontario Energy Board on the application of any person, or by the Ontario Energy Board unilaterally, if it considers the amendment to be necessary in order to implement a governmental policy directive or in the public interest having regard to the objectives of the Ontario Energy Board and the purposes of the *Electricity Act, 1998.* The licence may be suspended or revoked if the Ontario Energy Board considers us to be in contravention of the *Ontario Energy Board Act, 1998* or the *Electricity Act, 1998* or any regulation thereunder or our licence, if we are no longer in a position to operate in conformity with those statutes or our licence or if we have been negligent or made fraudulent representations in carrying on our transmission business.

- ***Information Disclosure*** — We are required to provide the Ontario Energy Board with any information required to monitor compliance with the conditions of the licence, industry codes or any other legislative or regulatory requirements.

- ***Obligation to Enter into Agreement with the Independent Electricity Market Operator*** — We are required to enter into the operating agreement with the Independent Electricity Market Operator discussed above providing for the direction by it of the operation of our transmission system.

- ***Non-discriminatory Access*** — If a generator, distributor, retailer, wholesale supplier, wholesale buyer or customer requests that we convey electricity using our transmission system, subject to capacity constraints, we must make an offer to convey electricity on behalf of the applicant consistent with the applicable Market Rules and the Transmission System Code.

- ***Obligation to Connect*** — We may not refuse an offer to connect to our transmission system which has been made in accordance with the terms of our transmission rate order, the Market Rules and the Transmission System Code unless we are permitted to do so by the Ontario Energy Board, the legislation or any codes, standards or rules with which we are obligated to comply as a condition of our licence.

- ***Obligation to Comply with Codes and Rules*** — We are obligated to comply with the Market Rules, the Transmission System Code and the Affiliate Relationships Code for Electricity Distributors and Transmitters and must maintain our transmission system to the standards established in our agreement with the Independent Electricity Market Operator, the Market Rules and any other recognized industry operating or planning standard which has been specified by the Ontario Energy Board.

- ***Separation of Business Activity*** — Our subsidiary that holds the transmission licence and operates our transmission business must ensure organizational, structural and financial separation of its transmission and distribution businesses from all of its other businesses as required by the Ontario Energy Board or specified in the Affiliate Relationships Code for Electricity Distributors and Transmitters.

- ***Transmission Rates*** — We may not impose charges for the transmission of electricity or connection to our transmission system except in accordance with our transmission rate order.

- ***Expansion of the Transmission System*** — We may not expand or reinforce our transmission system except in accordance with the standards established in the Transmission System Code and certain expansions will be subject to Ontario Energy Board approval. The Ontario Energy Board may require us to expand or reinforce our transmission system if it determines that there is a threat to security, reliability or integrity of the system.

- ***Intertie Expansion*** — Subject to obtaining all necessary regulatory approvals, we must use our best efforts to expand our interconnection capacity to neighbouring provinces and states by approximately 2,000 MW within 36 months after the commencement of Open Access. See "Business — Our Transmission Business — Projects Under Development".

- ***Disposal of Assets*** — We are prohibited without obtaining leave of the Ontario Energy Board from selling, leasing or otherwise disposing of all or substantially all our transmission system or that part of our transmission system that is necessary in serving the public.

Distribution Licences

The terms and conditions of our three distribution licences are similar to the terms and conditions of our transmission licence described above. In addition, the licences:

- require the distribution business to keep its financial records separate from the financial records of the transmission business;

- create an obligation to charge rates in accordance with an order of the Ontario Energy Board and in accordance with the methods or techniques set out in the Electricity Distribution Rate Handbook, the Distribution System Code, the Standard Supply Service Code and the Retail Metering Code;

- require compliance with the Retail Settlement Code and the Affiliate Relationships Code for Electricity Distributors and Transmitters;

- prescribe the manner by which we must pass through any rebates to customers; and

- impose the obligation on our distribution business to connect a building to our distribution system under prescribed circumstances, and to sell electricity or ensure electricity is supplied to every person connected to our distribution system, in accordance with our distribution rate orders and the Standard Supply Service Code, and to sell electricity to consumers consistent with the terms and conditions of these instruments.

Retail Licence

The Ontario Energy Board issued an electricity retailer licence to our competitive retail subsidiary, Ontario Hydro Energy Inc., effective for the period commencing May 10, 2000 and terminating May 9, 2005. The licence allows us to sell electricity to small and large volume consumers in Ontario, subject to the conditions set out in the licence, including compliance with the Code of Conduct for Electricity Retailers, the Retail Settlement Code, the Retail Metering Code, the Market Rules and the Ontario Energy Board's directive for disclosure of information.

Industry Codes

The Ontario Energy Board has approved the Affiliate Relationships Code for Electricity Distributors and Transmitters, the Standard Supply Service Code, the Distribution System Code, the Transmission System Code, the Retail Metering Code, the Retail Settlement Code and the Code of Conduct for Electricity Retailers. These Codes prescribe minimum standards of conduct and standards of service for transmitters, distributors and retailers in the competitive electricity market.

The Affiliate Relationships Code for Electricity Distributors and Transmitters became effective on October 1, 1999. This Code establishes the standards and conditions for the interaction between electricity distributors or transmitters and their affiliated companies. In this Code, an electricity transmitter or distributor is referred to as a "utility". The companies through which we transmit and distribute electricity are utilities that are subject to this Code. Among its primary purposes, this Code is intended to minimize the potential for a distributor or transmitter to cross-subsidize competitive or non-monopoly activities. The Ontario Energy Board has granted us temporary exemptions from certain provisions of this Code. We expect that we will be able to comply fully with this Code within the time frames established by the exemptions. In 2001, we organizationally separated the utility functions of asset management and the provision of network services, treating the two entities as one for regulatory purposes.

The Standard Supply Service Code becomes effective upon Open Access. This Code governs the conduct of distributors in their provision of standard supply service pursuant to the *Electricity Act, 1998* and the terms of their distribution licences.

The Standard Supply Service Code provides that a distributor, such as our company, that chooses to fulfil its standard supply service obligation directly will purchase the electricity directly from the spot market administered by the Independent Electricity Market Operator. Distributors that choose to fulfil their standard supply obligation through a third party must ensure that their contracts with these suppliers satisfy all conditions established by the Ontario Energy Board. This Code contains provisions which are intended to restrict the ability of third party standard supply service providers to retail and market to customers in the distributor's licenced territory.

Under the Standard Supply Service Code, a distributor's rates for standard supply service will be approved and fixed by the Ontario Energy Board and will consist of the price for electricity and an administrative charge which will allow the distributor to cover its costs of providing the service. In terms of the pricing for electricity, this Code differentiates between small volume/residential consumers with a peak demand of 50 kW or less and large users with a peak demand of greater than 50 kW. The price for electricity provided to small volume/residential consumers, under standard supply service, will be a fixed price subject to terms established by the Ontario Energy Board, unless the distributor has applied for and received an exemption from the Ontario Energy Board, allowing it to offer standard supply service to small volume/residential customers at a weighted average hourly spot price, or WAHSP. The WAHSP is derived by applying a utility's system load shape to the monthly electricity consumption of small volume/residential customers on a monthly basis. Since the WAHSP is based on the spot price and passed through directly to customers, a variance account, which would "true-up" the price to the spot price, is not required to be set up and maintained by the utility. On September 4, 2001, we received Ontario Energy Board approval to use the WAHSP in place of the Ontario Energy Board's fixed price for small volume and residential customers. The price for electricity provided to large volume consumers, under standard supply service, will be the weighted average hourly spot market price for electricity for the period over which the customer is billed, weighted according to the hourly consumption of the standard supply service as measured by a meter or using a load profile methodology approved by the Ontario Energy Board.

Each of the Transmission System Code and the Distribution System Code sets the minimum conditions that a transmitter or distributor, respectively, must meet in carrying out its obligations to transmit or distribute electricity under its licence and the *Electricity Act, 1998*. The conditions of the Transmission System Code apply to all transactions and interactions between a transmitter and distributors, generators and consumers of electricity connected to the transmission system. This Code comes into force upon Open Access, although we operate as if it were in effect now. With the exception of those provisions relating to connections and expansions and responsibilities to generators which are now in effect, the Distribution System Code comes into force upon Open Access.

The Retail Settlement Code outlines the obligations of a distributor with respect to its relationship with other retail market participants and its role as retail market settlements administrator. This Code is designed to ensure that, subject to credit risk, distributors will not make or lose money in their role as retail market settlement administrators. In particular, the distributors served by our company's distribution system may become our company's customers rather than wholesale market participants whose transactions are settled by the Independent Electricity Market Operator. In this event, we would require increased working capital to cover accounts receivable, increased market readiness costs and increased ongoing costs and would expect to recover these costs through our distribution rate order.

Ontario Energy Board Rate Orders

The Ontario Energy Board is empowered to approve or fix just and reasonable rates for the transmission and distribution of electricity and for the retailing of electricity in order to meet a distributor's standard supply obligation.

As part of this rate approval process, the Ontario Energy Board approves both revenue requirements and the rates charged in our transmission and distribution businesses. Approved revenue requirements are designed to permit our transmission and distribution businesses to recover their allowed costs and to earn a specified annual rate of return on the average common equity deemed, for regulatory purposes, to be allocated to these regulated businesses.

Transmission

For each of the years 1999 and 2000, the rate order issued by the Ontario Energy Board for our transmission business approved an annual revenue requirement of $1.2 billion. In determining these revenue requirements, the Ontario Energy Board approved a utility rate base of $5.6 billion for 1999 and $5.7 billion for 2000, a level of net costs and expenses of $560 million for 1999 and $549 million for 2000, and a level of payments in lieu of corporate income tax of $137 million for 1999 and $139 million for 2000. Until Open Access, our transmission revenue requirement is collected through the existing bundled rates.

The term "utility rate base" refers to the investment in regulated operations (consisting of gross plant in service, less accumulated depreciation, plus necessary working capital and excluding construction work in process). The utility rate base is used by the Ontario Energy Board in determining the approved capital structure for our regulated businesses for purposes of determining our approved financing charges and return on common equity for these businesses. For the purposes of determining revenue requirements, the Ontario Energy Board approved a capital structure for our regulated businesses of 60% debt with a weighted average cost of approximately 7.7%, 4% preferred equity with a 5.5% dividend rate and 36% common equity and a rate of return on deemed common equity of 9.88%.

On January 15, 2001, the Ontario Energy Board approved unbundled transmission rates, which will continue to be effective upon Open Access. These rates will remain in force until the Ontario Energy Board conducts another review of our rates and issues a new order. These rates were also used to calculate revenues for 2001 and the period in 2002 until Open Access under the revenue allocation agreement. These rates were based upon the same revenue requirement of $1.2 billion for the year 2000 as approved in our transitional rate order.

Transmission rates are based on the fully allocated cost associated with providing each of the following three transmission service elements:

- ***Network services*** — the transmission network is the integrated part of our high voltage transmission system that is shared by all users and includes all 500 kV facilities, the 230 kV and the 115 kV facilities that can be classified as commonly used;

- ***Line connection services*** — connection facilities are the radial parts of our high voltage transmission system which are dedicated to serving a single customer or generator or a group of customers or generators. Transmission line connection facilities are the radial high voltage transmission lines connecting the transformer to the network; and

- ***Transformation connection services*** — the transformation connection assets consist of the high voltage transformation facilities that step down voltages from transmission levels to distribution levels to supply customers.

In addition, electricity exports out of Ontario will be levied an export charge for transmission of one dollar per MWh.

Among the issues the Ontario Energy Board addressed in its January 2001 decision respecting transmission rate design and cost allocation was the issue of net versus gross load billing for transmission charges. The Ontario Energy Board decided that customers would be assessed line and transformation connection charges based on their total demand for electricity, or gross load. Given the growth anticipated in the usage of the network and the desire to encourage new generation, the Ontario Energy Board decided that customers would be assessed network charges based on their net load. In effect, customers who generate electricity on site can save the network charges that they would otherwise have to pay for electricity generated by third parties. The decision to assess line and transformation connection charges based on gross loads means that on-site generators bear a portion of the costs associated with Ontario's transmission infrastructure and this mitigates the potentially negative effect of on-site generation on our transmission business.

Subsequently, the Ontario Energy Board decided to establish a process involving all electricity transmitters within Ontario to develop uniform transmission rates that would apply to all transmission customers. On December 17, 2001, the Ontario Energy Board granted interim approval for uniform rates for the provision of the transmission services in Ontario. Our approved revenue requirement and load forecast remain unchanged as a result of these uniform rates. In addition, the Ontario Energy Board's adoption of the uniform transmission rate reduces the financial incentive for customers to seek alternative transmission.

We anticipate that performance based regulatory methodologies will become an increasingly important part of the transmission rate setting process. The Ontario Energy Board expects us to file a transmission performance based regulation rate proposal. We will commence in 2002 the process to submit this proposal to the Ontario Energy Board. If approved, this proposal would establish the performance based regulation framework to set transmission rates for a five-year period commencing in 2004.

Distribution

Our transitional distribution rate order approved annual revenue requirements for our distribution business, excluding revenue requirements for distribution in remote communities, of $657 million in 1999 and $611 million in 2000. The additional approved annual revenue requirement for distribution in remote communities was $27 million in 1999 and $30 million in 2000. In determining these revenue requirements, the Ontario Energy Board approved a utility rate base of approximately $2.5 billion for 1999 and approximately $2.4 billion for 2000, net costs and expenses of $368 million for 1999 and $324 million for 2000, and payments in lieu of corporate income tax of $85 million for 1999 and $78 million for 2000. For the purposes of determining revenue requirements, the Ontario Energy Board approved a capital structure for our regulated businesses of 60% debt with a weighted average cost of approximately 7.7%, 4% preferred equity with a 5.5% dividend rate and 36% common equity and a rate of return on deemed common equity of 9.88%.

The Ontario Energy Board has established a performance based regulatory framework for the distribution sector applicable until the end of 2003. The framework is outlined in its Electricity Distribution Rate Handbook. Upon Open Access, distribution charges will be separated from the commodity (i.e., cost of power) and other non-competitive electricity charges (e.g., transmission charges). This Handbook contains the rate principles, policies and procedures to be used in establishing the initial unbundled rates applicable upon Open Access and for subsequently adjusting rates for 2002 and 2003 using the performance based regulatory framework.

The Electricity Distribution Rate Handbook sets out a performance based regulatory framework for the annual adjustment of a distributor's rates to reflect the combined effect of:

- annual changes in costs, as determined by the Ontario Energy Board based on changes in capital, labour and materials costs over the past year;
- an annual productivity improvement; and
- any adjustments required to address extraordinary events or the recovery of deferred transition costs and/or deferred returns.

In order to ensure that service quality does not decline, the performance based regulatory framework prescribes service quality and reliability targets for distributors. As part of the rate-setting process, distributors will be required to report to the Ontario Energy Board as to whether they have met the prescribed targets.

We currently have interim distribution rate orders consistent with our applications for bundled distribution rates and unbundled distribution rates. Bundled distribution rates will apply until Open Access, at which time unbundled distribution rates will take effect.

On May 1, 2000, we submitted to the Ontario Energy Board our application for unbundled distribution rates for a period of up to 24 months from the date of commencement of Open Access in accordance with the Handbook. Our application was consistent with the revenue requirement in our 1999 transitional distribution rate order with respect to approved costs, but the scope of distribution services was expanded in accordance with the Handbook, resulting in a higher revenue requirement. Our application also reflected a market-based rate of return. It would have resulted in about a 1% increase in customers' electricity bills. Local distribution companies submitted rate applications to the Ontario Energy Board that would have resulted in significant increases in their customers' electricity bills. The difference in the impact on customers of our application and the applications of the local distribution companies reflected the fact that local distribution companies were seeking commercial rates of return for the first time and the fact that our cost of power was lower than that of the local distribution companies. In response to these applications, on June 7, 2000, the Minister of Energy, Science and Technology issued a directive to the Ontario Energy Board to give primacy to the Ontario Energy Board's objective to protect the interests of customers with respect to prices and the reliability and quality of electricity service when approving the rates for distributing electricity submitted to it by Ontario utilities. In response to the directive, the Ontario Energy Board issued a decision requiring distributors to phase in their increased rates evenly over three years to lessen the impact on consumers. In addition, the Ontario Energy Board mandated that distributors would not be able to recover any foregone earnings relating to the phasing in of market-based returns in future years.

As a result of this decision, all electricity distributors were required to file or refile their distribution rate applications. Following discussions with our shareholder and in an attempt to mitigate the impact of the anticipated increase in our cost of power on our customers, we filed an amended distribution rate application, which sought to limit increases paid by consumers to 4% commencing October 1, 2001, 2.8% commencing March 1, 2002 and 2.8% commencing March 1, 2003. This application reflected the anticipated increase in our wholesale cost of power yet mitigated the full impact of this increase on our customers by reducing our distribution revenues. As a result, our distribution revenues were 21% lower effective October 1, 2001 and 15% lower effective March 1, 2002 and are expected to be 9% lower effective March 1, 2003 than the distribution revenues in place prior to June 2001. Subsequently, pursuant to a regulation made under the *Electricity Act, 1998*, Ontario Power Generation Inc. was required to increase its wholesale cost of power to us by an additional 1.15 cents per kWh effective October 1, 2001 in order that our power costs would be consistent with the power costs of other large electricity distributors. This increase was consistent with the anticipated increase in our wholesale cost of power reflected in our amended application that was expected to be implemented upon Open Access.

The Ontario Energy Board has approved, on an interim basis, our bundled rates to allow us to pass-through the first two phases of our requested rate increases: a 4% increase commencing October 1, 2001; and a 2.8% increase commencing March 1, 2002. Our application for unbundled rates, to take effect upon Open Access, was designed to provide us with the same amount of distribution revenues as were approved for recovery through bundled rates. The Ontario Energy Board has granted interim approvals to allow us to pass through the first phase (a 4% increase) and the second phase (a 2.8% increase) of our requested increases.

The Ontario Energy Board's hearing on our distribution application concluded on April 24, 2002. The Ontario Energy Board is scheduled to make a final determination with respect to approval of these increases in mid-2002. This hearing will finalize distribution rates for the first two phases and will make a determination respecting our request for a third phase increase of 2.8%, effective March 1, 2003. For the subsequent distribution rate period commencing in 2004, we intend to advance a proposal that reflects our ongoing revenue requirement, including a full market-based rate of return.

For the 88 local distribution companies that we acquired since April 1999, we have received interim approval from the Ontario Energy Board for new distribution rates until the end of 2003. Harmonization of all rural rates will be proposed for Ontario Energy Board approval for the period following 2003.

Rural and Remote Rate Protection

In approving electricity rates for a distributor which delivers electricity to rural or remote consumers, the Ontario Energy Board is required to provide rate protection for prescribed classes of consumers, including consumers who received rural rate assistance prior to April 1, 1999, by reducing the rates that would otherwise apply.

From April 1, 1999 until Open Access, the Ontario Energy Board is required to calculate the amount of rate reduction for those consumers who occupy rural residential premises in a manner that it forecasts will result in the weighted average rural bill not exceeding the weighted average municipal bill by more than 15%. Our remote customers also receive protection so that the rates charged to them are no greater than the rates charged to the lowest density comparable class of our rural customers. Our distribution rate order approves the maintenance of existing subsidized rates for remote and rural customers.

From Open Access until December 31, 2004 the amount of rate reduction for consumers who occupy rural residential premises is $127 million per annum less the specific amounts established for certain specified municipalities and distributors in three specified communities.

Our remote customers will receive an amount for 2002 based on the amount that our remote customers received in 2001, which may be adjusted by the Ontario Energy Board. The amounts to be received by our remote customers for each of the years 2003 and 2004 will be based on the amount by which forecasted revenue requirements of these customers, as approved by the Ontario Energy Board, exceeds forecasted consumer revenues which are to be based upon the rate classes and corresponding rates set out in our transitional distribution rate order.

Under the *Ontario Energy Board Act, 1998*, a distributor is entitled to be compensated for lost revenue resulting from the rate protection regime, and all consumers are required to contribute towards the amount of any compensation to the distributors, such as our company, for rate protection. Upon Open Access, the amounts required to compensate the distributors will be collected by the Independent Electricity Market Operator and paid to us for distribution in accordance with the regulation under the *Ontario Energy Board Act, 1998*. The Ontario Energy Board will calculate the charge to be collected by the Independent Electricity Market Operator based upon the Independent Electricity Market Operator's forecast of the number of kWh of electricity that will be withdrawn from the Independent Electricity Market Operator-controlled grid. If the amount collected by the Independent Electricity Market Operator is less than or more than the amount of rate protection to be provided to compensate distributors, the difference shall be added to or subtracted from, as the case may be, the amount necessary to compensate distributors the following year.

RISK FACTORS

You should carefully consider the following risks before purchasing our securities. If any of the circumstances discussed below occurs, our business, results of operations, financial condition and prospects could be adversely affected, in which case the trading prices of securities could decline.

Risks Related To Our Industry

We cannot predict the effect of the ongoing restructuring of our industry on our company.

The Province continues to implement a broad restructuring of Ontario's electricity industry, which involved the reorganization of Ontario Hydro into five separate companies, including our company, as of April 1, 1999. As a further step in this restructuring, the wholesale and retail electricity markets in Ontario are expected to become open to competition, commonly referred to as "Open Access", on May 1, 2002. Following the commencement of Open Access, we will be required to provide electricity generators and retailers, as well as consumers, with non-discriminatory access to our transmission and distribution systems in Ontario.

The Province, the Ontario Energy Board and the Independent Electricity Market Operator, which directs the operation of Ontario's transmission grid, are in the process of finalizing regulations, market rules and industry codes that will govern Ontario's electricity markets following the commencement of Open Access.

The Ontario Energy Board and the Independent Electricity Market Operator have not fully applied these regulations, rules and codes to us or other market participants and these regulations, rules and codes remain subject to change in the future. As a result, we cannot predict the effect of this regulatory environment on our businesses. Developments relating to these regulations, rules and codes may, among other things, affect the rates that we may charge for our services and the level of service that we are required to provide, which may in turn have an adverse effect on our revenues and profitability. See "Regulation".

In general, the continuing restructuring of Ontario's electricity industry, including changes in the regulatory environment, could have a material adverse effect on our financial performance.

Our financial performance depends upon receipt of satisfactory rate orders and our ability to manage our costs in accordance with our rate orders.

Our electricity transmission and distribution businesses are subject to regulation, principally by the Ontario Energy Board. The members of the Ontario Energy Board are appointed by the Province and the Province has the power to issue general policy directives to the Ontario Energy Board. The Ontario Energy Board approves our revenue requirements for our transmission and distribution businesses. Revenue requirements are the revenues required to cover approved costs plus a specified rate of return. By assuming levels of usage, the Ontario Energy Board sets rates for customers of these regulated businesses. As a result, we are highly dependent upon rate orders that approve our revenue requirements and the rates for customers of our core transmission and distribution businesses.

The Ontario Energy Board has issued rate orders establishing approved revenue requirements and rates for our transmission and distribution businesses until Open Access. Our rate orders incorporate revenue requirements that assume we will achieve cost reductions and increased levels of productivity. If our actual costs exceed allowed costs for any reason, the actual rate of return on our common equity and our resulting net income are likely to be adversely affected. Actual costs could exceed allowed costs if, for example, we incur operation, maintenance and administration costs above budgeted amounts, capital expenditures at levels above those provided for in the rate orders or additional financing charges because of increased debt levels.

In 2001, following discussions with our shareholder, which requested us to mitigate the transition to higher electricity costs for our customers, we applied for lower distribution revenues than we had originally proposed. The revised distribution revenues have negatively affected, and will continue to negatively affect, the rate of return on the common equity deemed to be allocated to our distribution business and our resulting net income.

The transmission and distribution rate orders issued by the Ontario Energy Board for the future will be based on terms that differ from our current rate orders. Distribution rates will be established based on the performance based regulatory framework provided for in the Ontario Energy Board's Electricity Rate Distribution Handbook. Performance based regulation is a form of rate setting which provides financial incentives to reduce costs below levels used by the Ontario Energy Board in establishing rates that apply over a specified period of time. We anticipate that performance based regulatory methodologies will also become an important part of the transmission rate setting process, and we are in the process of developing a performance based regulation rate proposal for submission to the Ontario Energy Board. In the meantime, the Ontario Energy Board has approved transmission rates that will apply following the commencement of Open Access, which will be based on substantially the same revenue requirement as incorporated in the rates in effect prior to Open Access. The Ontario Energy Board has had limited experience applying performance based regulation concepts. Any change in the rates or rate structure for our regulated transmission and distribution businesses, because of performance based regulation or otherwise, could have a material adverse effect on our net income. See "Regulation — Ontario Energy Board Rate Orders".

We may not be allowed full recovery of our regulatory assets, which could negatively affect our profitability in future periods.

We record substantial regulatory assets for recovery through our rates as part of the rate making process for our regulated transmission and distribution businesses. Our principal regulatory assets relate to the following items: employee future benefits other than pension costs; costs incurred to align our systems and practices with the requirements of the future competitive electricity market in Ontario, referred to as "Market Ready" costs; and estimated expenditures required to remediate past environmental contamination. These assets can be recovered through our rates only to the extent approved by the Ontario Energy Board. For example, if the Ontario Energy Board determines that we are not entitled to recover in full or in part the Market Ready costs of our regulated businesses, which we estimate will total approximately $110 million, the regulatory asset established for these costs would no longer be supportable to the extent disallowed. A determination by the Ontario Energy Board not to allow recovery of our regulatory assets, or a change in its position in respect of any of these items, could have a material adverse effect on our net income.

Risks Related To Our Company

Our financial position could be adversely affected if we fail to arrange substantial, cost-effective financing to repay maturing debt and to fund capital expenditures, dividends and other obligations.

We have substantial amounts of existing debt which mature between 2002 and 2007, including $443 million maturing in 2002 and $651 million in 2003. We also plan to incur total capital expenditures of approximately $590 million in 2002. We are currently developing our capital expenditure program for years after 2002. We anticipate that these expenditures will be substantial. As part of our strategy, we may pursue acquisitions of other transmission and distribution assets or businesses in North America, which could require substantial amounts of financing for purchase prices or to fund transaction costs. In addition, we plan to pay quarterly dividends on our outstanding common shares as well as dividends on any preferred shares in accordance with their terms. The declaration and payment of dividends on our common shares will be at the discretion of our board of directors and will also be dependent upon our results of operations, financial condition, cash requirements and other relevant factors. We are obligated to redeem all of our outstanding preferred shares held by the Province for an aggregate redemption amount of $323 million, together with accrued dividends, within 120 days of the closing of the proposed public offering of our common shares by the Province. In addition, as a result of the proposed public offering of our common shares by the Province, we will be required to make a payment in lieu of corporate taxes of $440 million to Ontario Electricity Financial Corporation, which is the continuing successor corporation of Ontario Hydro and an agent of the Province, upon closing of our equity initial public offering.

Funds generated from operations, after the payment of expected dividends, will not be sufficient to fund the repayment of our existing indebtedness and capital expenditures and to meet our other liquidity and capital resource requirements. We expect to incur significant amounts of debt for these purposes. In addition to our refinancing maturing debt, Ontario Electricity Financial Corporation has advised us that it intends to resell in the Canadian debt capital markets by March 31, 2003 the approximately $2.5 billion of our debt that it holds which matures after 2002. Our ability to arrange sufficient and cost-effective debt financing could be adversely affected by numerous factors, including the regulatory environment in Ontario, our results of operations and financial position, market conditions, the ratings assigned to our debt securities by credit rating agencies, the timing of resales of our debt securities held by Ontario Electricity Financial Corporation, and general economic conditions. Any failure or inability on our part to borrow substantial amounts of debt on satisfactory terms could impair our ability to repay maturing debt, fund capital expenditures and meet other obligations and requirements and, as a result, could have a material adverse effect on our financial performance.

We could experience service disruptions and increased costs if we fail to maintain and improve our aging asset base.

Our asset base requires substantial maintenance, improvement and expansion. We acquired transmission and distribution assets from Ontario Hydro that were, in some cases, relatively old and, potentially, subject to becoming less reliable. Ontario Hydro also had deferred maintenance spending on some of these assets during the mid-to-late 1990s in favour of allocating funds to other business units. As a result, we have been making significant capital expenditures to maintain or improve many of these assets and to enhance our asset management and monitoring processes. We expect to make significant capital expenditures with respect to these assets for at least the next several years. Any failure to carry out these programs to maintain and improve our asset base could have a material adverse effect on our company.

Our profitability and cash flow could decline if we fail to further improve our labour productivity.

The substantial majority of our employees are represented by either the Power Workers' Union or the Society of Energy Professionals. Historically, the collective bargaining agreements with these unions generally have not provided sufficient flexibility to conduct operations in the most cost-efficient manner. Although we believe that we have achieved improved relations with these unions over the last three years, which have resulted in more flexible collective agreements, we may not be able to maintain or further improve these relations. Our rate orders incorporate revenue requirements that assume that we will achieve reduced labour costs. Accordingly, any inability on our part to continue to achieve increases in labour productivity and associated reduced costs could have a material adverse effect on our financial performance.

Our new outsourcing arrangement with Inergi LP may not result in reduced operating costs.

Consistent with our strategy of reducing operating costs, we recently entered into an outsourcing services agreement with Inergi LP, an affiliate of Cap Gemini Ernst & Young Canada Inc. Under this agreement, Inergi LP will provide us with, among other things, customer service operations and supply management, pay operations, information technology, and finance and accounting services over a 10-year term for aggregate base fees during that period of approximately $1 billion. These fees will be subject to decreases based on benchmarking against industry standards and other adjustments. As part of this outsourcing arrangement, approximately 900 of our employees were transferred to Inergi LP on March 1, 2002. Although we believe that the outsourcing arrangement will yield cost savings over the term of the agreement, we may not, in fact, achieve meaningful cost reductions. Cap Gemini Ernst & Young Canada Inc. and its affiliates have not previously provided the extensive range of services covered by the agreement to any other electric utility company. As a result, we cannot assure you that Inergi LP will deliver all of the agreed upon services or that such delivery will be more effective than previously provided by our own business units. In addition, to the extent that Inergi LP fails to deliver high quality customer-related services on a timely basis, our relationships with customers could be negatively affected which could, in turn, adversely affect our brand and overall reputation. If the agreement with Inergi LP is terminated for any reason, we could be required to incur significant expenses to re-establish all or some of the functions involved, which could have a material adverse effect on our financial performance.

Conflicts of interest between the Province and our company may be resolved in a manner unfavourable to us.

The members of the Ontario Energy Board and the board of directors of the Independent Electricity Market Operator, other than its chief executive officer, are appointed by the Province, and the Province has the power to issue general policy directives to the Ontario Energy Board. Ontario Electricity Financial Corporation holds a significant portion of our outstanding debt. The Province will own our one special share upon completion of the proposed public offering of our common shares by the Province providing it with voting rights in limited circumstances. If the underwriters' over-allotment option in that offering is not exercised in full, the Province will retain ownership of a portion of our common shares. Following the completion of that offering, the Province will continue to own all of the outstanding shares of Ontario Power Generation Inc., the principal generator of electricity in Ontario. As a result of these and other relationships, conflicts of interest may arise between the Province and our company and those conflicts may be resolved in a manner unfavourable to us which could, in turn, have a material adverse effect on us and our financial performance.

Our operations could expose us to substantial and currently undetermined environmental costs and liabilities.

We are subject to extensive Canadian federal, provincial and municipal environmental regulation. Failure to comply with environmental regulations could subject us to fines and other penalties. In addition, releases of hazardous or other substances on or from properties now owned, leased, occupied or used by us, or as a result of our operations, could lead to governmental orders requiring us to investigate, control and remediate the effects of these releases. The presence or release of hazardous or other substances could also lead to claims by third parties.

We are currently undertaking, largely on a voluntary basis, a land assessment and remediation program covering most of our facilities. In addition, an order issued by the Ontario Ministry of the Environment to the former Ontario Hydro requires us to investigate and, if necessary, remediate contamination at generation station switchyard facilities where we operate equipment. We also have an ongoing management program that tests and, as required, decontaminates equipment that contains polychlorinated biphenyls, or PCBs, and sends PCBs to approved facilities for destruction. We will continue to incur costs to remove and dispose of PCB-contaminated material from our transformers and other equipment over the next 18 years. The Canadian federal government has proposed draft regulations that would require the phase out of PCB equipment by December 31, 2007 and limit the time period that PCB materials could be stored on-site. We are involved in discussions on these issues with the federal government and other parties. The cost to comply with these regulations, if issued, could have a material adverse effect on our operations and financial performance. Actual costs incurred to address these environmental matters may be materially greater than the cost estimates used to calculate the environmental liability recognized in our financial statements. While we would seek approval from the Ontario Energy Board to recover these costs, future rate orders may not allow us to recover these costs in our rates charged to our customers. We do not have insurance coverage for these remediation costs. In addition, any contamination on our properties could limit our ability to sell these assets in the future.

Any changes in environmental regulations that affect our company, such as those relating to PCBs, or in the enforcement of these regulations may impose material additional costs on us. In addition, obtaining governmental environmental approvals, permits or renewals of existing approvals and permits may require environmental assessment or result in the imposition of conditions, or both, which may be costly. The construction of new facilities requires environmental assessments and government approvals, which can result in delays and increase the cost of construction or operation of new facilities. In some cases, the imposition of conditions could adversely affect our projected costs to construct or operate a facility.

Scientists and public health experts in Canada, the United States and other countries are studying the possibility that exposure to electric and magnetic fields emanating from power lines and other electric sources may cause health problems. If it were to be concluded that electric and magnetic fields present a health risk, litigation could result, and we could be required to take mitigation measures at our facilities. The costs of litigation and mitigation measures could be material, particularly if we were required to relocate our existing transmission and distribution facilities. Public concern over the health risks associated with electric and magnetic fields could make it difficult for us to site and build new transmission and distribution facilities.

Our facilities could be affected by severe weather, other natural disasters or catastrophic events, and we have limited insurance coverage for losses resulting from these events.

Our facilities are exposed to the effects of severe weather conditions, natural disasters and, potentially, catastrophic events, such as a major accident or incident at a generating plant of a third party to which our transmission or distribution assets are connected. Although constructed, operated and maintained to withstand occurrences of this type, our facilities may not do so in all circumstances. For example, an ice storm in January 1998 caused significant damage to transmission and distribution facilities in eastern Ontario, Québec and the northeastern United States. In addition, many of our facilities are located in remote areas, which makes access for repair of damage difficult.

We have no insurance for damage to our transmission and distribution wires, poles and towers located outside of our transmission and distribution stations caused by severe weather, other natural disasters or catastrophic events. In the event of a large uninsured loss, we intend to apply to the Ontario Energy Board for the recovery in our future rate orders of increased costs. However, the Ontario Energy Board could decide not to approve, in whole or in part, an application by us for recovery of these costs. Losses resulting from repair costs and lost revenues could be substantial and we could be subject to claims for damages caused by the failure to transmit or distribute electricity. As a result, any major damage to our facilities could result in lost revenues, repair costs and claims that could be substantial and that could have a material adverse effect on our net income.

Our profitability and cash flow could be negatively affected by possibly significant costs to complete the transfer to us of transmission, distribution and other assets located on Indian lands.

The transfer orders by which we acquired Ontario Hydro's electricity transmission, distribution and energy services businesses as of April 1, 1999 did not transfer title to some assets located on lands held for bands or bodies of Indians under the *Indian Act* (Canada). The transfer of title to these assets did not occur because authorizations originally granted by the Canadian Minister of Indian and Northern Affairs for the construction and operation of these assets could not be transferred without the consent of the Minister and the relevant Indian bands or bodies or, in several cases because the authorizations had either expired or had never been properly issued. These assets represent approximately 0.4% of our total assets as at December 31, 2001 and consist primarily of approximately 123 kilometres of transmission lines and approximately 1,000 kilometres of distribution lines (of which 14 kilometres of lines are used solely for serving customers off the reserves). Ontario Electricity Financial Corporation holds these assets. Under the terms of the transfer orders, we are required to manage these assets until we have obtained all consents necessary to complete the transfer of title to these assets to us.

We are seeking to obtain from the relevant Indian bands and bodies the consents necessary to complete the transfer of title to these assets. We cannot predict, however, the aggregate amount that we may have to pay, either on an annual or one-time basis, to obtain the required consents. We anticipate having to pay more than the approximately $850,000 per year that we currently are paying to these Indian bands and bodies and that is the allowed cost for this matter in our rate orders. If we cannot obtain consents from the Indian bands and bodies, Ontario Electricity Financial Corporation will continue to hold these assets for an indefinite period of time. If we cannot reach a satisfactory settlement, we may have to relocate these assets from the Indian lands to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel generation facilities. We would apply to the Ontario Energy Board for reimbursement of these payments or costs in future rate orders. The Ontario Energy Board might not allow us to recover such costs. The costs relating to these assets could have a material adverse effect on our net income if we are not able to recover them.

We may be required to make substantial contributions to our pension plan, which could negatively affect our net income.

We have a defined benefit registered pension plan for the majority of our employees. Our contributions to the pension plan are based on periodic actuarial valuations. We currently are entitled to a contribution holiday based on a valuation as at December 31, 2000 that indicated the plan had a surplus. We are required to revalue our pension plan no later than December 31, 2003. In light of the investment performance of our pension plan since 2000, we may be required to make contributions to the plan once our next actuarial valuation is filed. Based on asset values and estimated obligations at December 31, 2001, we estimate that our contributions would be approximately $55 million per year, excluding employees transferred in connection with the Inergi LP outsourcing agreement. The actual amount of the contributions that may be required in the future will depend on future investment returns, changes in benefits or actuarial assumptions. If we are required to make contributions in the future, we intend to seek recovery of any increased expense through our rates for transmission and distribution services. Any determination by the Ontario Energy Board not to allow recovery of increased contributions could have a material adverse effect on our net income.

We have entered into a non-binding term sheet with the Province providing for the grant to the Province of an option to acquire interests in our owned transmission corridors, which could result in additional costs and may result in a reduction of our net income.

We have entered into a non-binding term sheet with the Province providing for the grant to the Province of an option to acquire interests in the owned lands underlying our transmission system, which are referred to as our "transmission corridors", for public uses consisting of transportation, recreation, infrastructure and related facilities. The acquisition of any part of our transmission corridors by the Province could reduce the value of our regulated assets, which may reduce our net income. The public uses of any part of the transmission corridors may reduce the ultimate disposal value of our remaining interest in the acquired lands. Revenues from current and future third party uses of the transmission corridors may be affected adversely by the granting of this option. Although we retain the right to use the transmission corridors acquired by the Province for the purposes of our transmission, distribution and telecommunications systems, the public uses may limit our ability to expand our systems in the future. Other uses of the transmission corridors, whether by the Province pursuant to the term sheet or by others, in conjunction with the operation of our transmission, distribution or telecommunications systems may increase safety or environmental risks.

Our strategy contemplates the acquisition of transmission operations in North America, which may be difficult and time consuming.

As part of our strategy, we plan to pursue, either alone or jointly with third parties, acquisitions of transmission and distribution assets and businesses in North America and additional local distribution companies in Ontario. We cannot assure you that we will be able to complete acquisitions or that, if completed, the terms of the acquisitions will ultimately be favourable to us. We may also face challenges in integrating acquired operations into our existing systems and operations. Remedial actions could prove costly and time consuming and could divert management's attention from other important business matters.

We have been owned by the Province since our inception and have limited experience operating as an independent company.

As part of the restructuring of our industry, the Province reorganized the businesses of our predecessor company, Ontario Hydro, into five separate companies, including our company. Previously, we were a business unit of Ontario Hydro, which itself was a statutory non-public corporation, and we have only conducted operations as a separate company since April 1, 1999. Since that date, we have been wholly-owned by the Province.

We may be unable to comply with foreign ownership restrictions in the *Telecommunications Act* (Canada), which could result in the revocation of our telecommunications licence.

Our subsidiaries own and operate telecommunications facilities that are used to provide telecommunications services to other telecommunications carriers and commercial customers. As a result of these activities, we are subject to the provisions of the *Telecommunications Act* (Canada) and related regulations that, among other things, limit the percentage of our common shares that can be acquired by non-Canadians to 33 $^{1}/_{3}$%. The eligibility of our telecommunications operating subsidiaries to operate under the provisions of the *Telecommunications Act* (Canada) and the related regulations could be jeopardized if, following the completion of the proposed public offering of our common shares by the Province, the percentage of our common shares held by non-Canadians exceeds this limit. We have not placed explicit restrictions on the ability of non-Canadians to acquire our common shares as a means of ensuring compliance with these rules because these restrictions may limit the ability of non-Canadian investors to acquire our common shares and, as such, violate investment provisions of the North American Free Trade Agreement and other international trade agreements to which Canada is a party. However, through the services of the transfer agent for our common shares, we intend to monitor, to the extent possible, the residency of individuals and companies who acquire our common shares for reporting purposes under the *Telecommunications Act* (Canada) and the related regulations. We cannot assure you that the Canadian Radio-television and Telecommunications Commission, which is the federal agency responsible for monitoring compliance with the *Telecommunications Act* (Canada) and the related regulations, will not direct us to place restrictions on our common shares that limit the ability of non-Canadians to acquire these shares. In addition, we cannot assure you that the Commission will not direct us to comply with the restrictions on non-Canadian ownership or that, failing compliance, the Commission will not take or consent to action under the *Telecommunications Act* (Canada) or related regulations against us, which could result in the revocation of our licence, the imposition of fines or the initiation of other actions for the purpose of bringing us into compliance with the ownership limits.

Forward-looking information in this Annual Information Form is subject to risks and uncertainties.

We have included forward-looking statements in this Annual Information Form, including forward-looking statements relating to, among other things, our strategy, future rate orders and regulatory developments, planned capital expenditures and refinancings of existing debt. We have used the words "may", "will", "expect", "anticipate", "believe", "estimate", "plan" and similar expressions in this Annual Information Form to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements. These forward-looking statements are subject to the risks, uncertainties and assumptions discussed in this "Risk Factors" section and elsewhere in this Annual

Information Form. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Except to the extent required by applicable securities laws and regulations, we undertake no obligation to update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

ITEM 5 SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected financial data as at dates and for periods prior to April 1, 1999 relate to the assets, liabilities, rights and obligations of the electricity transmission, distribution and energy services business of Ontario Hydro now conducted by our company.

	For the year ended December 31, (Canadian dollars in millions)		
CANADIAN GAAP **Statement of Operations Data**	1999	2000	2001
Total revenues	3,125	2,995	3,466
Operating costs	2,207	2,070	2,475
Gain on sale on investments	32	-	-
Financing charges	381	340	350
Payments in lieu of corporate income taxes	194	207	267
Net income	375	378	374

Note: This table should be read in conjunction with the consolidated financial statements.

CANADIAN GAAP **Balance Sheet Data**	**As at December 31, (Canadian dollars in millions)**		
	1999	2000	2001
Assets			
Transmission	6,658	6,492	6,693
Distribution (including retail)	3,337	3,434	4,416
Other	55	71	122
Total assets	**10,090**	**9,997**	**11,231**
Current liabilities (including current portion of long-term debt)	1,874	1,049	1,625
Long-term debt	3,446	3,972	4,079
Other long-term liabilities	746	976	1,533
Shareholder's equity			
Share capital	3,759	-	-
Excess of assets over liabilities	-	-	-
Retained earnings	265	241	357
Total liabilities and shareholder's equity	**10,090**	**9,997**	**11,231**

Note: This table should be read in conjunction with the consolidated financial statements.

The following table sets forth unaudited quarterly information for each of the eight quarters ended March 31, 2000 through December 31, 2001. This information has been derived from our unaudited consolidated financial statements which, in the opinion of our management, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this Annual Information Form and include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of our financial position and results of operations for those periods. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

	Quarter Ended							
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
	(in millions, except per share data)							
Total revenue...............	$828	$679	$715	$773	$816	$722	$880	$1,048
Net income..................	126	118	101	33	134	114	103	23
Net income to common shareholder.............	121	114	96	29	129	110	98	19

As part of the reorganization of Ontario Hydro under the *Electricity Act, 1998* and the related restructuring of the electricity industry in Ontario, Hydro One Inc. acquired and assumed certain assets, liabilities, rights and obligations of the electricity transmission, distribution and energy services businesses of Ontario Hydro on April 1, 1999, and commenced operations on that date.

Dividends

Our preferred shares are entitled to a total annual dividend of $18 million which is payable quarterly. The declaration and payment of dividends on our common shares are at the sole discretion of our Board of Directors, but will be dependent upon our results of operations, financial condition, cash requirements and other relevant factors. We have paid dividends on our common shares of $240 million in respect of the year ended December 31, 2001.

ITEM 6 MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to our 2001 Management's Discussion and Analysis which is incorporated herein by reference.

ITEM 7 MARKET FOR SECURITIES

Our 6.94% Debentures due 2005, 7.15% Debentures due 2010, 7.35% Debentures due 2030, Series 1 Notes (6.40%) due 2011 and Series 2 Notes (6.93%) due 2032 are not listed on any exchange or similar market for securities.

ITEM 8 DIRECTORS AND OFFICERS

Directors

The following table sets forth the name, municipality of residence and principal occupation of each of our directors.

Name and Municipality of Residence	Principal Occupation
Sir Graham Day[(1)(2)(3)] Hantsport, Nova Scotia	Chairman of the Board of Directors; Corporate Director
Eleanor Clitheroe[(4)] Toronto, Ontario	President and Chief Executive Officer
Richard Auchinleck[(5)] Calgary, Alberta	Corporate Director
Allister P. Graham[(1)(2)(6)] Toronto, Ontario	Corporate Director
Robert E. Gillespie[(1)(2)(5)] Mississauga, Ontario	Chairman and Chief Executive Officer, General Electric Canada Incorporated
Dona Harvey[(2)(3)(6)] Waterloo, Ontario	Management Consultant
Stephanie Kushner[(1)(6)] Hinsdale, Illinois	Vice-President and Chief Financial Officer, Federal Signal Corporation
Radcliffe Latimer[(1)(2)(5)] Toronto, Ontario	Corporate Director
Doug McCaig[(3)(6)] Fort Frances, Ontario	Corporate Director
Gedas A. Sakus[(3)(5)] Toronto, Ontario	Corporate Director
Martin Bernard Syron[(1)(3)] Toronto, Ontario	Chairman, Cara Operations Limited
Roslyn M. Watson[(2)(6)] Boston, Massachusetts	President and Founder, Watson Ventures

---

(1) Member of the Audit and Finance Committee

(2) Member of the Corporate Governance Committee

(3) Member of the Human Resources and Public Policy Committee

(4) Ex officio member of all committees

(5) Regulatory and Environment Committee (Hydro One Networks Inc.)

(6) Health and Safety Committee (Hydro One Network Services Inc.)

Sir Graham Day is Chairman of Sobeys Inc., the Lead Director and chairman of the Executive Committee of The Bank of Nova Scotia and a director of Empire Company Limited and Extendicare Inc. and a director of The CSL Group Inc. and Moosehead Breweries Limited. He is Counsel to the Atlantic Canada law firm Stewart McKelvey Stirling Scales and holds the Herbert Lamb Chair in Business Education at Dalhousie University's Graduate Business School. In 1993, Sir Graham Day retired as Chairman of Cadbury Schweppes plc and Chairman of PowerGen plc. Previously, he was Chairman and CEO of British Shipbuilders, then The Rover Group and Chairman of British Aerospace plc. In 1989, he was knighted by Queen Elizabeth II for services to British industry. Sir Graham Day has been Chairman of our company since December 1998.

Eleanor Clitheroe has been the President and Chief Executive Officer of our company and a Director since its incorporation in December 1998. Ms. Clitheroe has also served as Chief Financial Officer, Chief Development and Transition Officer for Ontario Hydro, and Executive Vice-President, Corporate Business Group. Prior to joining Ontario Hydro, she served as Deputy Minister of Finance for the Province and Assistant Deputy Minister, Ministry of Treasury & Economics, before which she was Vice President, Corporate Finance with a Canadian chartered bank. Ms. Clitheroe serves as a Director of a number of organizations, including TD Bank Financial Group, Dofasco Inc., INCO Limited, The Conference Board of Canada, the Canadian Electric Association, the Association of Edison Illuminating Companies, Canadian Friends of the Ecole Biblique, the International Institute for Sustainable Development, Niigon Technologies, Public Policy Forum, St. Mary's University and St. Michael's Hospital. In addition, Ms. Clitheroe is the eighteenth Chancellor of The University of Western Ontario.

Richard H. Auchinleck was until recently President and Chief Executive Officer of Gulf Canada Resources Ltd. Mr. Auchinleck joined Gulf Canada in 1976 where he held a variety of senior positions before becoming President and Chief Executive Officer in 1998. Mr. Auchinleck also serves on the boards of directors of Conoco Inc. and Sonic Mobility. Mr. Auchinleck has been a Director of our company since October 2000.

Allister P. Graham retired as Chairman and Chief Executive Officer of The Oshawa Group Limited in 1998, just prior to its acquisition by Sobeys Inc. Mr. Graham is Chairman of the Nash Finch Company, a United States food distribution business and also serves on the board of directors of Manulife Financial Corporation. Mr. Graham has been a Director of our company since December 1998.

Robert E. Gillespie is Chairman and Chief Executive Officer of General Electric Canada Incorporated (a manufacturing and financial service company). Mr. Gillespie also serves on the boards of directors of Camco Inc., GE Capital Canada, GE Fanuc Automation Canada Inc., GE Plastics Canada Ltd., General Electric Trading Company, New York, Husky Injection Molding Systems Ltd., Atlas Cold Storage Corp., Call-Net Enterprises Inc., Westcam Inc., Canadian Council for International Business, International Chamber of Commerce, Canadian Academy of Engineering (Fellow), Economic Policy Group, Team Canada Inc. Advisory Board and the Board of Trustees of the Royal Ontario Museum. Mr. Gillespie has been a Director of our company since December 1998.

Dona Harvey is Vice-President of the Talaria Group of management consultants. She served as Managing Editor of the Vancouver Province, Editor-in-Chief of the Winnipeg Tribune and was Assistant Vice-President, Public Affairs, of the University of Toronto. She is former Chairman of the Board of Governors of the National Newspaper Awards. She served on the board of directors of Ontario Hydro from 1993 to 1999. Ms. Harvey is also Vice-Chair of the Walter and Duncan Gordon Charitable Foundation and a member of the Governing Council of the Canadian Council of Churches. Ms. Harvey has been a Director of our company since December 1998.

Stephanie Kushner is Vice-President and Chief Financial Officer of Federal Signal Corporation (a safety, signalling and equipment manufacturer). Prior to joining Federal Signal, she was Vice-President and Treasurer of FMC Corporation. Ms. Kushner joined FMC Corporation in 1989 after holding senior positions with Amoco Corporation and Homestake Mining Company. Since joining FMC Corporation, Ms. Kushner has served as Chief Financial Officer of FMC Gold Company, Group Financial Director of FMC Corporation (UK) Ltd. and Director of Financial Planning for FMC Corporation. Ms. Kushner is also a committee member of the Y.M.C.A. and Junior League of Chicago. Ms. Kushner chairs the Council of Corporate Treasurers, and is a member of the Financial Executives Institute and the Chicago Finance Exchange. Ms. Kushner has been a Director of our company since December 1999.

Radcliffe Latimer previously served as Chairman of Prudential Assurance Corporation Canada and President and Chief Executive Officer of TransCanada PipeLines Limited. Mr. Latimer has also held senior positions with Canadian National Railway Company, Algoma Central Corporation and Royal Securities. Mr. Latimer is currently a member of the boards of directors of Algoma Central Corporation and Citibank Canada. Mr. Latimer has been a Director of our company since December 1998.

Doug McCaig has been Chairman of the Fort Frances Power Corporation, formerly the Fort Frances Public Utilities Commission, since 1971 and is a former Chairman of the Municipal Electric Association and Northwest Energy Inc. Mr. McCaig is currently Chairman of Northwest Ontario Mobility. Mr. McCaig has been a Director of our company since December 1998.

Gedas A. Sakus retired as President of Nortel Technology in 1999. He had been with Nortel Networks Corporation since 1962, becoming President of Northern Telecom Canada Limited in 1990, and President of Nortel Technology in 1996. Mr. Sakus also served on the boards of directors of Bell-Northern Research and Teledirect and now serves on the board of directors of BCE Emergis Inc., Manitoba Telecom Services Inc. and Bell Intrigna Inc. Mr. Sakus has been a Director of our company since December 1998.

Martin Bernard Syron is Chairman of Cara Operations Limited (a food services business). He joined Harvey's Foods Limited in 1968 and became President and Chief Executive Officer of Cara Operations Limited in 1984. He was promoted to Chairman and Chief Executive Officer in 1990 and has continued as Chairman since 1997. Mr. Syron also serves on the boards of directors of The Second Cup Ltd., The Spectra Group of Great Restaurants Inc. and St. Michael's Hospital Foundation. Mr. Syron has been a Director of our company since December 1998.

Roslyn M. Watson is the President and founder of Watson Ventures (a real estate investment business). Ms. Watson currently serves on the board of directors of Dreyfus-Laurel Mutual Funds, American Express Centurion Bank, Massachusetts Women's Forum, American Repertory Theatre and is a trustee of The Hyams Foundation and a member of the National Osteoporosis Foundation (Washington, D.C.). From 1990 until 1998, Ms. Watson served as a member of the board of directors of Massachusetts Electric Company. Ms. Watson has been a Director of our company since December 1999.

Each director is elected annually to serve for one year or until his or her successor is elected or appointed.

Officers

The following table sets forth the name, municipality of residence and position of each of our senior officers.

Name and Municipality of Residence	Position with our Company
Eleanor Clitheroe Toronto, Ontario	President and Chief Executive Officer
Rod Taylor Toronto, Ontario	Executive Vice President, Planning and Development
Malen Ng Richmond Hill, Ontario	Executive Vice President, Wires Operations
Joan Prior Toronto, Ontario	Executive Vice President and General Counsel and Secretary
Ken Hartwick Milton, Ontario	Chief Financial Officer and Senior Vice President, Finance

Eleanor Clitheroe's biographical information is presented above under "— Directors".

Rod Taylor became our Executive Vice President, Planning and Development in November 1998. Prior to November 1998, Mr. Taylor served as Senior Vice President, Network Asset Management of Ontario Hydro, responsible for the overall management of Ontario Hydro's high and low voltage power networks. Mr. Taylor is also a member of the board of directors of The Independent Electricity Market Operator.

Malen Ng was appointed as our Executive Vice President, Wires Operations in September 2001. Prior to her appointment, Ms. Ng was Chief Financial Officer and became Executive Vice President in December 1999. Ms. Ng held a number of positions at Ontario Hydro, including Financial Controller, Corporate Finance, Director, Financial Planning and Reporting, Corporate Finance, Acting Vice President, Corporate Finance and Vice President, Corporate Finance. Ms. Ng is a member of the board of directors of Sobeys Inc.

Joan Prior was appointed as our General Counsel and Secretary in February 1998 and also became Executive Vice President in December 1999. Prior to her appointment, Ms. Prior served as Acting Senior Vice President, Corporate, General Counsel and Secretary, Assistant General Counsel — Strategy, Policy and Regulation and Assistant General Counsel — Operations and Planning at Ontario Hydro.

Ken Hartwick was appointed as our Chief Financial Officer and Senior Vice President, Finance in September 2001, after serving as our Senior Vice President, Finance since October 2000. Prior to joining our company, Mr. Hartwick served as Vice President at Cap Gemini Ernst & Young Inc. and as a partner of Ernst & Young LLP.

The officers are appointed by our board of directors and hold office until their successors are appointed, subject to resignation, retirement or removal by our board of directors.

There is no family relationship between any director or officer and any other director or officer.

ITEM 9 ADDITIONAL INFORMATION

We will provide to any person or company upon request to the Secretary of Hydro One at 483 Bay Street, 10th Floor, South Tower, Toronto, Ontario, M5G 2P5:

(a) when the securities of our company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus which has been filed in respect of a distribution of its securities;

(i) a copy of our latest Annual Information Form, together with a copy of any document, or the pertinent pages of any document, incorporated by reference in the latest Annual Information Form;

(ii) a copy of the comparative consolidated financial statements of our company for our most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor and one copy of the most recent interim consolidated financial statements of our company that have been filed, if any, for any period after the end of our company's most recently completed financial year;

(iii) a copy of any annual filing of our company prepared instead of an information circular; and

(iv) a copy of any other documents incorporated by reference into a preliminary short form prospectus or short form prospectus and are not required to be provided under clauses (i), (ii), and (iii) above; or

(b) at any other time, one copy of any documents referred to in paragraphs (a)(i), (ii) and (iii), provided that we may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of our company.

As our sole shareholder is the Province, we are not required to prepare an information circular. Information concerning remuneration and indebtedness of directors and senior officers is contained in our annual filing of a reporting issuer. Additional financial information is contained in our audited comparative consolidated financial statements for the fiscal year 2001.

HYDRO ONE INC.

ANNUAL FILING PURSUANT TO SECTION 81(2) OF THE *SECURITIES ACT* (ONTARIO)

ITEM 1 - NAME OF REPORTING ISSUER

Hydro One Inc. ("Hydro One").

ITEM 2 - JURISDICTION

Ontario.

ITEM 3 - FINANCIAL YEAR END

December 31st.

ITEM 4 - VOTING SECURITIES

Hydro One has 100,000 common shares and 12,920,000 preferred shares issued and outstanding, all of which are owned by the Province of Ontario (the "Province").

Our preferred shares are entitled to a total annual dividend of $18 million which is payable quarterly. The declaration and payment of dividends on our common shares are at the sole discretion of our Board of Directors, but will be dependent upon our results of operations, financial condition, cash requirements and other relevant factors. We have paid dividends on our common shares of $240 million in respect of the year ended December 31, 2001.

The Province is proposing to offer to sell up to 100% of its common shares pursuant to a preliminary prospectus of Hydro One dated March 28, 2002. Prior to completion of the proposed offering, we will effect a common share split and will issue an additional number of common shares to the Province at the initial public offering price for proceeds of $290 million, which shares will be offered for sale to the public in the proposed offering.

Concurrently with the share split and issuance of common shares to the Province, we will issue to the Province a special share, which may only be held by it. This special share will entitle the Province to vote on any proposal for amendment of our articles of incorporation to relocate our head office outside of Ontario, to change our jurisdiction of incorporation or to alter the rights attached to the special share. The effect of this vote by the Province, if cast against one of these proposals, will be to preclude us from carrying out the proposal, regardless of whether our directors or common shareholders have voted in favour of the proposal. No other voting rights will attach to the special share, and the special share will not entitle the Province to dividends or amounts in the event of our liquidation, dissolution or winding up in excess of $1.

Prior to the completion of the proposed offering, we will also amend our articles of incorporation to provide restrictions on the ownership of more than 15% of our voting securities by any one person or entity together with persons or entities associated with it. Our articles will similarly be amended to provide certain powers to our Board of Directors to enforce these restrictions.

We will also amend the terms of our outstanding preferred shares prior to completion of the proposed offering to provide that we must redeem these shares within 120 days of completion of the proposed offering. The redemption price will be an aggregate of $323 million, together with accrued dividends, which we intend to finance through an offering of a new series of preferred shares. Prior to that offering, we may finance this redemption through borrowings under our credit facility or other resources. From and after the date for redemption, the Province will no longer be entitled to exercise any of the rights of a holder of preferred shares, unless satisfaction of the redemption price is not made upon presentment of the certificates representing the preferred shares.

ITEM 5 – DIRECTORS

The following table sets forth the name, municipality of residence and principal occupation of each of Hydro One's directors.

Name and Municipality of Residence	Principal Occupation
Sir Graham Day(1)(2)(3) Hantsport, Nova Scotia (Chairman since December 1998)	Chairman of the Board of Directors; Corporate Director
Eleanor Clitheroe(4) Toronto, Ontario (Director since 1998)	President and Chief Executive Officer
Richard Auchinleck(5) Calgary, Alberta (Director since October 2000)	Corporate Director
Allister P. Graham(1)(2)(6) Toronto, Ontario (Director since December 1998)	Corporate Director
Robert E. Gillespie(1)(2)(5) Mississauga, Ontario (Director since December 1998)	Chairman and Chief Executive Officer, General Electric Canada Incorporated
Dona Harvey(2)(3)(6) Waterloo, Ontario (Director since December 1998)	Management Consultant
Stephanie Kushner(1)(6) Hinsdale, Illinois (Director since December 1999)	Vice-President and Chief Financial Officer, Federal Signal Corporation
Radcliffe Latimer(1)(2)(5) Toronto, Ontario (Director since December 1998)	Corporate Director

Doug McCaig(3)(6) Fort Frances, Ontario (Director since December 1998)	Corporate Director
Gedas A. Sakus(3)(5) Toronto, Ontario (Director since December 1998)	Corporate Director
Martin Bernard Syron(1)(3) Toronto, Ontario (Director since December 1998)	Chairman, Cara Operations Limited
Roslyn M. Watson(2)(6) Boston, Massachusetts (Director since December 1999)	President and Founder, Watson Ventures

---

(1) Member of the Audit and Finance Committee
(2) Member of the Corporate Governance Committee
(3) Member of the Human Resources and Public Policy Committee
(4) Ex officio member of all committees
(5) Regulatory and Environment Committee (Hydro One Networks Inc.)
(6) Health and Safety Committee (Hydro One Network Services Inc.)

Each director is elected annually to serve for one year or until his or her successor is elected or appointed. For additional information regarding our directors, please see Item 8 of our Annual Information Form in respect of the year ended December 31, 2001.

ITEM 6 - EXECUTIVE COMPENSATION

See the Statement of Executive Compensation attached hereto as Schedule "A".

ITEM 7 - INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors or senior or executive officers of Hydro One, and no associate or affiliate of any of them, is or has ever been indebted to Hydro One, except for routine indebtedness.

ITEM 8 - INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

RELATIONSHIPS WITH THE PROVINCE AND OTHER PARTIES

Overview

Our electricity transmission and distribution businesses are subject to regulation, principally by the Ontario Energy Board. The Province appoints the members of the Ontario Energy Board and fills any vacancies on the Ontario Energy Board as it determines. The Ontario Energy Board is obligated to implement approved directives of the Province concerning general policy and objectives to be pursued by the Ontario Energy Board and other directives aimed at addressing existing or potential abuses of market power by industry participants. The board of directors of the Independent Electricity Market Operator, other than its chief executive officer, is appointed by the Province in accordance with the regulations under the *Electricity Act, 1998.* The Independent Electricity Market Operator directs the operation of our transmission assets.

Transfer Orders

Effective April 1, 1999, the Province transferred by transfer orders under the provisions of the *Electricity Act, 1998* officers, employees, assets, liabilities, rights and obligations of Ontario Hydro to a number of transferees, including us and three of our subsidiaries, Hydro One Networks Inc., Ontario Hydro Energy Inc. and Hydro One Remote Communities Inc. Each transferee collectively received or, in respect of some assets and rights, obtained the right to acquire or use, all of the interests of Ontario Hydro in all of the officers, employees, assets, liabilities, rights and obligations of Ontario Hydro directly or indirectly used in its business, as defined in the transfer orders. The transfer orders include non-exhaustive schedules listing specific assets, liabilities, rights and obligations transferred to each transferee.

Each transfer order provides that where the transfer order cannot or otherwise fails for any reason to fully and effectively transfer to a particular transferee any asset, right, liability or obligation purported to be transferred, or where the actual transfer would constitute a breach of the terms of any asset, right, liability or obligation or a breach of any law or order, Ontario Electricity Financial Corporation is, to the extent permitted by law, to hold any asset, right, liability or obligation for the relevant transferee until it may be fully and effectively transferred in law without constituting a breach. Because some assets, liabilities, rights and obligations have to be unbundled, the transfer orders also require us to enter into agreements, such as leases and operating agreements, under which the use of these assets is shared between or among us and other transferees.

The transfer orders include schedules of assets, liabilities, rights and obligations that were retained by Ontario Electricity Financial Corporation. Some of the retained assets, liabilities, rights and obligations relate to our businesses. Other assets, liabilities, rights and obligations which relate to our businesses and which could not be transferred or in respect of which the transfer was ineffective are being held by Ontario Electricity Financial Corporation for our benefit. We have not specifically identified any assets, liabilities, rights or obligations in this category. These schedules were amended to address certain errors and omissions on March 21, 2001 by further orders.

Other assets, liabilities, rights and obligations which relate to our businesses, but which were not transferred by the transfer orders are assets that are located on lands held for bands or bodies of Indians under the *Indian Act* (Canada). The transfer of these assets did not occur because authorizations originally granted by the Canadian Federal Minister of Indian and Northern Affairs for the construction and operation of these assets could not be transferred without the consent of the Minister and the relevant Indian bands or bodies or, in several cases, because the authorizations had either expired or had never been properly issued. These assets are being held by Ontario Electricity Financial Corporation until we have obtained all authorizations and consents necessary to complete the transfer of these assets to us. We are obligated under the transfer orders to use reasonable efforts to secure the applicable authorizations and consents pursuant to the *Indian Act* (Canada) and permits in our name so that these assets may be transferred or otherwise acquired by us.

We are also obligated under the transfer orders to manage both the assets held in trust and the assets otherwise retained by Ontario Electricity Financial Corporation that relate to our businesses. We have entered into an agreement with Ontario Electricity Financial Corporation under which we are obligated, in managing the assets, to take instructions from Ontario Electricity Financial Corporation if our actions could have a material adverse effect on it. Ontario Electricity Financial Corporation has retained the right to take control of and manage the assets, although it must notify and consult with us before doing so and must exercise its powers relating to the assets in a manner that will facilitate the operation of our businesses. The consent of Ontario Electricity Financial Corporation is also required prior to any disposition of these assets.

The Province also transferred officers, employees, assets, liabilities, rights and obligations of Ontario Hydro on April 1, 1999 in a similar manner to its other successor corporations. These transfer orders include a dispute resolution mechanism to resolve any disagreement among the various transferees with respect to the transfer of specific assets, liabilities, rights or obligations.

The transfer orders do not contain any representations or warranties from the Province or Ontario Electricity Financial Corporation with respect to the transferred officers, employees, assets, liabilities, rights and obligations. Furthermore, under the *Electricity Act, 1998*, Ontario Electricity Financial Corporation was released from liability in respect of all assets and liabilities transferred by the transfer orders, except for liability under our indemnity from Ontario Electricity Financial Corporation as discussed below. By the terms of the transfer orders, each transferee indemnifies Ontario Electricity Financial Corporation with respect to any assets and liabilities not effectively transferred and is obligated to take all reasonable measures to complete the transfers where the transfers were not effective.

Pursuant to a regulation to be made effective under the *Electricity Act, 1998* prior to completion of our proposed equity initial public offering, the Province will no longer be permitted to make a transfer order under the provisions of the *Electricity Act, 1998* pursuant to which Hydro One is a transferee without our consent.

Indemnities

Ontario Electricity Financial Corporation indemnified us with respect to the failure of the transfer orders to transfer any asset, right or thing or any interest therein related to our business to us and some of our subsidiaries, some adverse claims or interests of third parties or based on title deficiencies arising from the transfer orders, except for some claims and rights of the Crown, and claims related to any equity account previously referred to in the financial statements of Ontario Hydro including amounts relating to any judgment, settlement or payment in connection with litigation initiated by some utilities commissions. The Province has unconditionally and irrevocably guaranteed to us and our subsidiaries the payment of all amounts owing by Ontario Electricity Financial Corporation under its indemnity.

The indemnity specifically excludes any matter for which we have agreed or are required to indemnify Ontario Electricity Financial Corporation pursuant to or in connection with any transfer order. It also excludes any claim related to any aboriginal title or rights or the absence of a permit, right-of-way, easement or similar right in respect of lands held for Indian bands under the *Indian Act* (Canada). It also excludes any payment made, or loss, expense or liability incurred by us as a result of the failure of a transfer order to transfer any asset of Ontario Hydro described in the provisions of the transfer order relating to ineffective transfers.

The indemnity does not cover the first $10,000 in value of each claim and only applies to the amount by which the total of all claims exceeds $10 million. We are obliged to pay Ontario Electricity Financial Corporation a fee for the indemnity of $5 million per year until such time as the parties agree that the indemnity should be terminated. We anticipate that we will require the indemnity until all indemnifiable claims have been identified and finally determined by a non-appealable court order. The indemnity ceases to be available to any of our subsidiary corporations if we cease to control them unless the cessation of ownership results from the sale of the shares of a subsidiary in connection with the enforcement of security on such shares by an arm's-length creditor of Hydro One. The indemnity can be assigned under some conditions with the consent of the Minister of Finance.

The Province has also agreed to indemnify the directors of Hydro One for any liabilities reasonably incurred by them in respect of any civil, criminal or administrative action or proceeding to which they are made a party to the extent that these liabilities result from a claim or determination that their approval of the indemnity by Ontario Electricity Financial Corporation constituted a breach of their duty to exercise the care, diligence or skill that a reasonably prudent person would exercise in comparable circumstances.

We have indemnified Ontario Electricity Financial Corporation in respect of the damages, losses, obligations, liabilities, claims, encumbrances, penalties, interest, deficiencies, costs and expenses arising from matters relating to our business and any failure by us to comply with our obligations to Ontario Electricity Financial Corporation under agreements dated as of April 1, 1999. These obligations include obligations to employ the employees transferred to us under the transfer orders, make and remit employee source deductions, i.e., tax withholding amounts, and employer contributions, manage the real and personal properties which Ontario Electricity Financial Corporation continues to hold in trust or otherwise and take any necessary action to transfer all of these properties to us, to pay realty taxes and other costs, provide access to books and records and to assume other responsibilities in respect of the assets held by Ontario Electricity Financial Corporation in trust for us.

Indebtedness

Hydro One incurred debt, on behalf of Hydro One and some of our subsidiaries, in connection with the acquisition of substantially all of the assets, liabilities, rights and obligations of Ontario Hydro's electricity transmission, distribution and energy services businesses. This debt is payable to Ontario Electricity Financial Corporation.

The aggregate principal amount of this debt outstanding as at December 31, 2001 was approximately $3 billion and is held by Ontario Electricity Financial Corporation in the form of notes with varying interest rates and maturity dates from 2002 to 2007. Certain covenants and the events of default contained in the trust indenture for our $1.0 billion aggregate principal amount of debentures due 2005, 2010 and 2030 also extend to the notes issued to Ontario Electricity Financial Corporation in accordance with the agreement providing for the issuance of the notes.

Ontario Electricity Financial Corporation has advised us that it intends to resell in the Canadian debt capital markets by March 31, 2003, as market conditions permit, the approximately $2.5 billion of our notes that it holds which mature after 2002. Hydro One will enter into an agreement with Ontario Electricity Financial Corporation to facilitate the resale of the notes in these markets in a manner which will be designed to ensure continued orderly access to the debt capital markets for additional funding required by us prior to March 31, 2003.

Operational Agreements

Hydro One, Ontario Power Generation Inc., the Independent Electricity Market Operator, Electrical Safety Authority and Ontario Electricity Financial Corporation have entered into a revenue allocation agreement governing the allocation of revenues collected by Ontario Power Generation under bundled customer contracts. This agreement expires upon the wholesale and retail electricity markets in Ontario becoming open to competition, commonly referred to as "Open Access", on May 1, 2002. Hydro One has also entered into an interim operating agreement with the Independent Electricity Market Operator which sets forth the terms and conditions under which the Independent Electricity Market Operator directs the operation of our transmission assets until Open Access. Hydro One and the Independent Electricity Market Operator also signed an operating agreement to take effect upon Open Access, which sets out the specific responsibilities of both parties relating to the provision of transmission service.

Transmission Corridors

At request of the Province, Hydro One, through its subsidiary, Hydro One Networks Inc., has entered into a non-binding term sheet with the Province providing for the grant for nominal consideration to the Province of an option to acquire interests in portions of the owned lands underlying our transmission system, which are referred to as the "transmission corridors". Our owned transmission corridors represent approximately 50,000 acres, or 22%, of our transmission corridors. These interests may take the form of a sale, easement, license, lease or other similar interest. Any interests conveyed to the Province, referred to as the "conveyed interests", will be for public uses, consisting of transportation, recreation, infrastructure and related facilities. Any conveyance of a transmission corridor upon exercise of the Province's option will be subject to the simultaneous grant to us of a perpetual easement or other right in our favour to enable us to continue to use the affected transmission corridors for our transmission, distribution and related telecommunication systems.

The Province may, at any time after two years and from time to time, exercise its option to acquire a conveyed interest for a price equal to the fair market value for the conveyed interest. Hydro One Networks Inc. will pay the Province an equal amount for the easement or other right in our favour. The Province may exercise its option only if the intended public use does not prevent or adversely affect our ability to:

- carry on our operations at then existing levels of service and cost; or
- expand our transmission, distribution and related telecommunication systems.

The Province will pay all of our reasonable impact costs, including incremental capital and operational and maintenance costs, arising from any public use of the conveyed interest, as well as directly related reasonable study and approval costs, and will indemnify us for taxes payable by us as a result of the transfer of the conveyed interest. Each transaction involving a conveyed interest will be subject to the consent of third parties, if required, and the approval of the Ontario Energy Board, if applicable.

The Province will have the right, at its cost, to relocate or direct the location of our facilities as may be necessary to accommodate public uses, but only if:

- any relocation or directed location does not prevent or adversely affect our ability to:
    - (1) carry on our operations at then existing levels of service and cost; or
    - (2) expand our transmission, distribution and related telecommunication systems;
- any relocation or directed location has received all necessary regulatory approvals;
- all of our costs of any relocation or directed location together with incremental maintenance and operating costs and incremental costs to expand the transmission, distribution and related telecommunications systems are paid by the Province; and
- the relocation or directed location complies with applicable law and safety requirements.

Subject to the rights described above, Hydro One will be entitled to construct, operate, maintain and expand our transmission, distribution and related telecommunication systems on the transmission corridors. Hydro One will have a reciprocal right to relocate public uses contemplated by the term sheet.

Hydro One will be required to provide the Province with 120 days' notice if we decide to sell any interest in our transmission corridors to a third party. The Province may, during the 120-day notice period, exercise its right to acquire the transmission corridors which are the subject of the notice. If the Province fails to do so, we can complete the third party sale within one year following the date of our notice to the Province, and the sold land will no longer be subject to the Province's option.

Hydro One currently leases limited portions of our transmission corridors to third parties for various commercial and other uses. Hydro One will be permitted to continue leasing the transmission corridors that are subject to the Province's option, subject to specified limitations, and to receive the associated revenues.

Hydro One will continue to be liable for any environmental matters pertaining to the transmission corridors which existed prior to the transfer of any conveyed interest, are created by us in the future or are created by a third party user of our transmission corridors. The Province or a third party user of a conveyed interest will assume all environmental liabilities arising from any future public use of the conveyed interest. Hydro One will indemnify the Province from liability arising from our use of the conveyed interest. The Province will indemnify Hydro One from liability arising in connection with any public use of the conveyed interests.

Effect of Change in Ownership on Tax Status

We and our subsidiaries are exempt from taxes under the *Income Tax Act* (Canada) and the *Corporations Tax Act* (Ontario) because we are wholly-owned by the Province and each of our subsidiaries is, in turn, wholly-owned (directly or indirectly) by us. However, pursuant to the *Electricity Act, 1998*, we and each of our subsidiaries are required to pay amounts to Ontario Electricity Financial Corporation, which are referred to as payments in lieu of corporate taxes, in respect of each taxation year, generally equal to the amount of tax that we would be liable to pay under the *Income Tax Act* (Canada) and the *Corporations Tax Act* (Ontario) if we were not exempt from taxes thereunder.

As a result of the proposed offering by the Province, we and each of our subsidiaries will, upon closing of such offering, cease to be exempt from taxes under the *Income Tax Act* (Canada) and the *Corporations Tax Act* (Ontario), resulting in the following consequences:

- we and each of our subsidiaries will become subject to tax under the *Income Tax Act* (Canada) and the *Corporations Tax Act* (Ontario) and will no longer be required to make payments in lieu of corporate taxes to Ontario Electricity Financial Corporation in respect of taxation years for which we are subject to tax under the *Income Tax Act* (Canada) and the *Corporations Tax Act* (Ontario);

- for purposes of the *Income Tax Act* (Canada) and the *Corporations Tax Act* (Ontario), we and each of our subsidiaries will be deemed to have a taxation year-end immediately before the time of our loss of tax-exempt status and a new taxation year commencing at the time of our loss of tax-exempt status;

- for purposes of computing our income for the taxation year commencing at the time of our loss of tax-exempt status, we and each of our subsidiaries will be deemed to have claimed, in computing our income for the taxation year ending immediately before the time of our loss of tax-exempt status, the maximum amount of reserves under the *Income Tax Act* (Canada) and the *Corporations Tax Act* (Ontario) to which we would have been entitled;

- for purposes of certain provisions of the *Income Tax Act* (Canada) and the *Corporations Tax Act* (Ontario), we and each of our subsidiaries will be deemed to be a new corporation and, as a result, tax credits, tax losses and resource-based deductions not utilized by us will generally cease to be available, and each of us will generally be taxed as though we have had a "fresh start" for tax purposes; and

- for purposes of the *Income Tax Act* (Canada) and the *Corporations Tax Act* (Ontario), we and each of our subsidiaries will generally be deemed to have disposed of our assets immediately before the end of the taxation year deemed to have ended immediately before the time of our loss of tax-exempt status for deemed proceeds of disposition equal to the fair market value of such assets at such time, and to have reacquired those assets at the same amount with the result that:

  (1) we and each of our subsidiaries will become liable to make payments in lieu of corporate taxes in respect of any income or gains arising as a result of such deemed dispositions; and

  (2) the amount of annual taxes payable by us and each of our subsidiaries under the *Income Tax Act* (Canada) and the *Corporations Tax Act* (Ontario) may be different from the payments in lieu of corporate taxes that would be payable by us without our loss of tax-exempt status to reflect, among other things, the consequences of these deemed dispositions and acquisitions.

The Province has agreed to the amount of the payments in lieu of corporate taxes payable by us and our subsidiaries in respect of the deemed dispositions described above. The agreed amount is, in the aggregate, $440 million. Payment of this amount to Ontario Electricity Financial Corporation is required upon closing of our proposed equity initial public offering. Our shareholder has requested that we not apply to the Ontario Energy Board to have this amount included for recovery through our rates. We have accepted this request and see no need to apply to increase our rates for this purpose.

ITEM 9 - AUDITORS OF HYDRO ONE

Ernst & Young LLP, Chartered Accountants.

ITEM 10 - MANAGEMENT CONTRACTS

None.

Certified as of this 17th day of May, 2002.

HYDRO ONE INC.

By: *"Ken Hartwick"*
Ken Hartwick
Chief Financial Officer and
Senior Vice President, Finance

SCHEDULE "A"

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth the annual compensation for the President and Chief Executive Officer and for each of the other four most highly compensated employees for the years ended December 31, 1999 to 2001.

Summary Compensation Table

		Annual Compensation		
	Year	Salary	Bonus[1]	Other Annual Compensation[2]
Eleanor Clitheroe	2001	$750,000	$806,250	$625,930[3]
President and Chief Executive Officer	2000	$700,000	$490,000	$325,295
	1999	$523,000	$345,000	$132,544
Rod Taylor	2001	$487,500[4]	$285,413	$95,472[5]
Executive Vice President, Planning and Development	2000	$425,000	$231,625	$99,546
	1999	$300,500	$144,740	$47,968
Malen Ng	2001	$450,000	$280,575	$83,472[5]
Executive Vice President, Wires Operations	2000	$425,000	$255,000	$104,484
	1999	$255,750	$101,750	$48,441
Joan Prior	2001	$450,000	$278,156	$89,715[5]
Executive Vice President and General Counsel and Secretary	2000	$425,000	$242,250	$75,991
	1999	$255,000	$93,500	$70,490
Ken Hartwick[6]	2001	$369,734	$215,000	$48,612[5]
Chief Financial Officer and Senior Vice President, Finance	2000	$74,242	$75,250	$61,938
	1999	-	-	-

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(1) Represents bonuses paid under our short-term incentive plan.

(2) Other annual compensation includes car allowances, an executive allowance, a flexible benefits program providing for parking, group life insurance, dependent life insurance and vacation pay for that year.

(3) This amount includes $174,644 in respect of a vehicle purchased for Ms. Clitheroe's use, and $172,484 in respect of vacation pay, which amount includes payments in respect of 2000 paid in 2001.

(4) Salary includes $37,500 for assuming additional duties.

(5) These amounts include an annual executive allowance of $30,000 for each of Mr. Taylor, Ms. Ng, Ms. Prior and Mr. Hartwick.

(6) Mr. Hartwick commenced employment with Hydro One on October 16, 2000.

The aggregate amount of compensation paid or payable to our executive officers as a group (5 persons) for services in all capacities in respect of the year ended December 31, 2001 is presented above in the summary compensation table and totalled $5,315,829.

Hydro One has established a short-term incentive plan for our executive and managerial employees, as well as separate plans for staff represented by the Power Workers' Union and the Society of Energy Professionals. Each year, threshold, target and maximum level performance targets are established for eligible employees and, at the end of the year, the performance of Hydro One and the eligible employees are measured against these goals.

On December 16, 1999, our Board of Directors approved the development and implementation of a cash-based long-term incentive plan which has been made available to all of Hydro One's executive and managerial employees (approximately 420 persons as at December 31, 2001, 60 of whom were transferred to Inergi LP as of March 1, 2002). As currently contemplated, this plan would allow executive and managerial employees to receive notional incentive units in proportion to their base salaries. These units appreciate in value based on achievement of a performance goal based on cumulative net income over three-year performance periods. If the performance goal is not met in respect of a specific year within a performance period, then for that year no additional units will be granted and there will be no escalation on existing units. Provided the goal is met, eligible employees earn awards representing the appreciation of their respective units under the plan. These awards vest and are paid over a three-year period, provided they remain employed by Hydro One, unless otherwise agreed to in individual employment contracts. If the cumulative three-year performance goal is not achieved, no award is made under the long-term incentive plan. The first three-year performance period began on January 1, 2000. We have also established performance periods for the three-year periods beginning on January 1, 2001 and 2002. It is possible that, as performance goals are met for each performance period, employees will receive payments in respect of different performance periods in the same year. No payments under this plan have accrued or are due as at the date of this Form 28.

The following table sets forth the units granted to the President and Chief Executive Officer and for each of the other four most highly compensated employees under the long-term incentive plan during the 2001 fiscal year.

Long-Term Incentive Plan

Name	Units Granted (#)(1)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Securities-Price Based Plans(2)(3) Target ($)	Maximum ($)
Eleanor Clitheroe	600,000	December 31, 2003	$600,000	$833,490
Rod Taylor	225,000	December 31, 2003	$225,000	$312,559
Joan Prior	225,000	December 31, 2003	$225,000	$312,559
Malen Ng	225,000	December 31, 2003	$225,000	$312,559
Ken Hartwick	143,080	December 31, 2003	$143,080	$198,760

(1) Units are granted on January 1 of each year in respect of a three-year period commencing on that date. The units shown were granted on January 1, 2001.

(2) If, at the end of the performance period, the performance goal is achieved each performance unit will have a value of $1.00. Target payouts increase by 5% upon the achievement of the annual net income performance goal for any of the three years within the performance period. Amounts earned in respect of performance units granted on January 1, 2001 vest on December 31, 2003 and will be paid out in three equal instalments in 2004, 2005 and 2006. Payments made more than one year after they are earned are increased by an interest adjustment based on the Government of Canada long term bond rate.

(3) If, at the end of the performance period, the cumulative three year performance goal is exceeded, awards will be proportionately larger to a maximum of 120% of target award. Amounts shown also assume that the annual net income performance goal for each of the three years within the performance period have been met.

Ms. Clitheroe, Ms. Prior, Ms. Ng, Mr. Taylor and Mr. Hartwick participate in the Hydro One Pension Plan. The projected credited years of service of Ms. Clitheroe, Ms. Prior, Ms. Ng, Mr. Taylor and Mr. Hartwick at their respective normal retirement dates are 31, 34.8, 35, 35 and 26.9 years, respectively.

Benefits payable under the pension plan are restricted by the *Income Tax Act* (Canada). This limit on benefits affects members whose earnings exceed approximately $98,000. Participants whose pensions would otherwise be restricted by the *Income Tax Act* (Canada) participate in an unregistered supplementary plan that provides benefits equal to the difference between the *Income Tax Act* (Canada) maximum pension benefits and the benefits determined in accordance with the formula set out in the pension plan. The supplementary plan is unfunded and the additional retirement income is paid from general revenues. The supplementary pension plan is secured by a letter of credit.

The following table reflects an estimate of total annual benefits payable under the pension plan and the unregistered supplementary plan. The table as set out below assumes a normal retirement age of 65, and assumes that year's maximum pensionable earnings established under the Canada Pension Plan in the future is the same as for 2002. Retirement at an earlier age may cause benefits to be subject to an early retirement discount.

Pension Plan Table

Highest 36 months average earnings	15 years of service	20 years of service	25 years of service	30 years of service	35 years of service
$200,000	$56,334	$75,113	$93,891	$112,669	$131,447
300,000	86,334	115,113	143,891	172,669	201,447
400,000	116,334	155,113	193,891	232,669	271,447
500,000	146,334	195,113	243,891	292,669	341,447
600,000	176,334	235,113	293,891	352,669	411,447
800,000	236,334	315,113	393,891	472,669	551,447
1,000,000	296,334	395,113	493,891	592,669	691,447
1,200,000	356,334	475,113	593,891	712,669	831,447
1,400,000	416,334	555,113	693,891	832,669	971,447
1,600,000	476,334	635,113	793,891	952,669	1,111,447
1,800,000	536,334	715,113	893,891	1,072,669	1,251,447
2,000,000	596,334	795,113	993,891	1,192,669	1,391,447

For each year of credited service under the Hydro One Pension Plan, to a maximum of 35 years, the benefit provided for each of the officers who participate in the plan is equal to 2% of the member's average base annual earnings during the 36 consecutive months when his or her base earnings were highest, reduced by 0.625% of the member's average base annual earnings up to the year's maximum pensionable earnings during the 60 consecutive months when his or her base earnings were highest. Base annual earnings are comprised of the member's salary and 50% of his or her bonus. The Hydro One Pension Plan provides for early retirement with an unreduced pension at the earlier of age 65 or, in the case of Ms. Ng only, age 60, and the attainment of years of age plus continuous employment totalling 82 or more. A plan member who is not eligible for an unreduced pension can retire with a reduced pension any time after attaining age 55 or, in the case of Ms. Ng, age 50. Pension increases of 100% of the increase in the Ontario consumer price index will be given January 1 of each year to pensioners, beneficiaries and terminated employees with deferred pensions. The normal form of pension for a member who does not have a spouse at retirement is a pension payable for life and guaranteed for five years. The normal form of pension for a member who has a spouse at retirement is a pension payable for the life of the member, and continuing after the member's death to his or her spouse at the rate of 66 $^{2}/_{3}$% of the amount the member was receiving.

Hydro One has entered into an employment contract with each of Ms. Clitheroe, Mr. Taylor, Ms. Ng, Ms. Prior and Mr. Hartwick. Ms. Clitheroe's employment contract entitles Ms. Clitheroe to the annual salary, bonus and other annual compensation amounts described above. Mr. Taylor's, Ms. Ng's, Ms. Prior's and Mr. Hartwick's employment contracts entitle them to the salary, benefits and pension entitlement described above and provide for the continued payment of salary and benefits for a period of two years together with any incentive payments for the period, as if they were still employed by Hydro One, if their employment is terminated other than for cause.

If, within the 12-month period following one of the numbered events listed below, the employment of Mr. Taylor, Ms. Ng, Ms. Prior or Mr. Hartwick is terminated other than for cause or any of them elects, which they may do on 30-days notice, in the case of an event described in paragraphs 1, 2 or 3 below, to terminate his or her employment, he or she will be entitled to receive the benefits described below:

(1) a fundamental change in the policies of the Province relating to Hydro One;

(2) a change of control of Hydro One which results in any person or group of persons other than the Province acquiring the ability to exercise effective control of Hydro One;

(3) a sale or disposition of all or substantially all of the property or assets of Hydro One, other than to an affiliate of Hydro One; or

(4) the sale, lease or other disposition or transfer of all or a substantial part or parts of the assets, liabilities or shares of the Company or any or all of its subsidiaries, or the payment of all or a substantial part of the revenues of the Company or any or all of its subsidiaries, or any combination of the foregoing, to a not for profit corporation, income or royalty trust, general or limited partnership or other entity or any other transaction or series of transactions whereby the Company ceases to own and operate its electricity transmission and distribution systems and telecommunications business on a fully integrated and commercial basis through one or more share capital corporations or ceases to derive the full benefit of its revenues (a "Not for Profit Conversion");

provided that, in any of such events, the officer also experiences a material reduction in that officer's annual base salary, Hydro One fails to continue or replace any benefit or incentive plan in which that officer participates or materially reduces benefits without the officer's consent or there is a material diminution in his or her position, duties or responsibilities by Hydro One. Further, on 10-days notice, in the case of an event described in paragraph 4 above, each of them may elect to terminate his or her employment following an announcement that the Province will implement a Not for Profit Conversion or the Province causes at least a majority of the directors of Hydro One to be replaced, or, in either case, the Province communicates its intention to do so. Notwithstanding the foregoing, to ensure a smooth transition in management, our Board of Directors may require that any or all of the above officers remains for a period of nine months from the date of either the announcement or implementation of (i) a Not for Profit Conversion or (ii) the replacement of at least a majority of the directors.

If the officer's employment is terminated in the case of one of the events described in the preceding paragraph, the officer is entitled to a lump sum payment equal to three times that officer's annual base salary; three times any annual short-term incentive payment; all awards granted under the long-term incentive plan shall vest immediately; all benefits shall continue for a period of three years and, in certain circumstances, the officer will receive pension credit for a period of three years. These obligations are secured by a letter of credit.

Ms. Clitheroe's employment contract also provides for a supplemental retirement benefit plan for her, which will include pension and other benefits on the same basis as Hydro One's plan with certain enhancements. Ms. Clitheroe's supplemental plan provides for an unreduced early retirement pension on termination of employment at or after December 31, 2002. The benefits will be applied to all years of credited service at Ms. Clitheroe's pensionable earnings from Hydro One at the termination of her employment. All benefits paid to Ms. Clitheroe under the supplemental plan will be reduced by the benefit payments made to her under Hydro One's plan when Hydro One's plan payments are actually made. All credited service under Hydro One plan will also be recognized as credited service under the supplemental plan and, for each year of her employment, Hydro One will credit the supplemental plan, for pension accrual and benefits eligibility purposes, with two additional years of service. Ms. Clitheroe's pensionable earnings include 100% of her bonus. The supplemental plan also provides for additional years of credited service under the Deputy Minister Order-in-Council and for the prefunding of the supplemental plan in the event that there is a change of control of Hydro One or Ms. Clitheroe's employment has been terminated.

Ms. Clitheroe's employment contract also provides that, in the event that Ms. Clitheroe's employment is terminated other than for cause, she will be entitled to a period of notice of three years which shall be satisfied by the payment, during the period of notice, of her base salary on the date of termination, subject to any statutory deductions and deductions for customary contributions to the costs of employee benefits, any outstanding holiday or other entitlement and all employee benefits which she receives immediately prior to the commencement of the notice period including payments made under the annual incentive plan and the long-term incentive plan. Ms. Clitheroe would have the right to elect to receive all amounts payable as aforesaid by way of a discounted lump sum payment or on the basis of periodic payments. If Ms. Clitheroe elects to receive the compensation amounts over the three year period, she would be entitled to receive pension credit for these three years. The employment contract provides that Ms. Clitheroe's employment by Hydro One shall be deemed to have been terminated if, without her consent, Hydro One has materially altered her duties and responsibilities or has changed the terms of her compensation and/or benefits in a materially adverse way. In addition, on 30 days notice, she may elect to terminate her employment and receive the payments to which she would be entitled in the event of a termination of her employment other than for cause during the period of 12 months following:

(1) the sale or disposition of all or substantially all of the property or assets of Hydro One, other than to an affiliate of Hydro One;

(2) the acquisition by a group of persons, other than the Province or any entity owned or controlled by the Province, of the ability to exercise effective control of Hydro One;

(3) a fundamental change in the policies of the Province relating to Hydro One; or

(4) a Not for Profit Conversion.

Further, on 30-days notice, she may elect to terminate her employment following an announcement that the Province will implement a Not for Profit Conversion or the Province causes at least a majority of the directors of Hydro One to be replaced, or, in either case, the Province communicates its intention to do so.

These obligations are secured by a letter of credit.

REPORT ON EXECUTIVE COMPENSATION

Responsibilities of Human Resources and Public Policy Committee

The principal responsibilities of the Human Resources & Public Policy Committee (the "Committee") with regard to executive compensation include:

(a) having regard for competitive posture, internal equity, individual performances and any overall parameters established by our Board of Directors (the "Board"), annually review and recommend to the Board for approval the remuneration of the President and Chief Executive Officer;
(b) annually review and approve the remuneration of the senior executives reporting to the President and Chief Executive Officer;
(c) report annually to the Board on the aggregate remuneration, as approved by the Committee, of the corporate officers;
(d) review and recommend to the Board for approval any employment contracts including employment offers, retiring allowance agreements or any agreement to take effect in the event of termination or change in control affecting the corporate officers of the Corporation;
(e) having regard for competitive posture, internal equity and individual performance, annually review and approve the remuneration of corporate officers (other than senior executives);
(f) compare periodically the total or main components of the remuneration paid to the corporate and divisional officers of the Corporation with the remuneration practices of similar companies in similar industries; and
(g) review the total compensation practices of the Corporation on an annual basis.

General

The compensation of Hydro One's executive officers, including those named in the Summary Compensation Table (the "Named Executive Officers"), is determined by the Board upon recommendation made by the Committee.

Hydro One's executive compensation program is designed to establish pay levels based on performance and be competitive with leading Canadian companies of comparable size and/or business. The design of the program facilitates the attraction, motivation and retention of executives, critical for Hydro One's current and long-term success.

The level of responsibility and the relative importance of all positions in Hydro One are evaluated to establish appropriate bases for internal and external comparison. To provide maximum objectivity, the evaluation of each executive officer position, including the position of each Named Executive Officer, is determined by the Committee based on the advice of independent compensation consultants.

Compensation for executive officers, including each of the Named Executive Officers, consists of a base salary and an opportunity for annual and long term incentives, all of which are overseen by the Committee.

Base Salary

The Committee establishes salary ranges for the positions held by executive officers following a review of market data from peer group, industry and national surveys provided by independent consultants. The peer group used by Hydro One for this purpose consists of private and public sector Canadian companies having annual revenues similar to those of Hydro One and, where applicable, in similar businesses. Hydro One's policy for base salaries for senior executives is the 75th percentile of the target market. The actual level of base salary, within the approved range for each executive officer, including the Named Executive Officers, is determined on the basis of the individual's performance and experience.

Short Term Incentive

Hydro One's Management Short Term Incentive Plan (the "Plan") provides an opportunity for participants, including the Named Executive Officers and all other executive officers, to earn an annual cash incentive payment based on the achievement of performance targets set by the Board. Performance is measured by comparing actual results against targets established at the beginning of the year.

Potential awards are expressed as a percentage of base salary. For the Named Executive Officers, potential awards in 2000 range between 0% and 100% of base salary when target performance criteria are met. The Committee retains discretion to apply an additional payment of up to 10% of base salary for superior to meritorious performance.

Long Term Incentive

Since Hydro One is currently a non-publicly traded company, our long term incentive is a cash based plan which rewards executives for their contribution to the company's achievements over successive three-year periods. Executives are granted performance units as a percentage of their base salary. The ultimate value of each performance unit is determined by achievement of annual performance goals in addition to the three-year goal. Payments are distributed over three years following the end of the performance period, provided executives remain employed by the company.

President and Chief Executive Officer Compensation

The pay-for-performance philosophy of Hydro One's executive compensation program applies equally to the President and Chief Executive Officer. The compensation of the President and Chief Executive Officer is recommended by the Committee and approved by the Board after careful assessment of personal contribution to the performance of Hydro One. This assessment is based on a number of quantitative and qualitative factors which include financial results, strategic planning and initiatives, personal leadership and business acumen.

Compensation of Directors

The by-laws of Hydro One provide that directors may receive reasonable remuneration for their services, commensurate with their duties, together with reimbursement for all reasonable expenses incurred in fulfillment of their duties, including travelling expenses. The amount of such remuneration is determined by the Board from time to time. The following remuneration is currently paid to directors:

Retainer for directors	$25,000 per annum
Retainer for directors serving one or more subsidiary boards	$12,000 per annum
Retainer for Committee Chairs	$3,000 per annum
Participation in Board and Committee Meetings	$900 per meeting

The fees are reviewed periodically.

Directors' fees, less statutory deductions, are paid quarterly by direct deposit or cheque as requested. Directors are provided with a reconciliation of their fees with the meetings attended.

The aggregate amount of compensation paid or payable to our directors who are not salaried officers or employees of Hydro One was $626,200 in 2001. The Chairman of our Board of Directors receives an annual remuneration of $250,000 and certain other perquisites and does not receive any additional amounts for serving as a director.

Interests of Insiders in Material Transactions

There were no insiders of the Corporation or any associates or affiliates of insiders of the Corporation, other than as disclosed above under Item 8 in the attached Form 28, who had material interests in any transactions or proposed transaction involving the Corporation in the financial year ended December 31, 2001 which has been materially affected or would material affect the Corporation or any of its subsidiaries.

The foregoing report has been made by the members of the Human Resources and Public Policy Committee:

(signed)
Dona Harvey, Chair
Sir Graham Day
Eleanor R. Clitheroe (ex officio)
Doug McCaig
Gedas A. Sakus
Martin Bernard Syron

HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our Consolidated Financial Statements for the three-year period ended December 31, 2001. This discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions. Such information represents our current views based on information as at the date of this report. We do not intend to update this information and disclaim any legal obligation to the contrary.

We prepare our financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada, (Canadian GAAP), which differs in some respects from accounting principles generally accepted in the United States (U.S. GAAP). See Note 25 to the Consolidated Financial Statements for the three-year period ended December 31, 2001. The following discussion is based upon our Consolidated Financial Statements prepared in accordance with Canadian GAAP, except as otherwise indicated.

Overview

Our Businesses

We own and operate the second largest transmission system in North America and the largest distribution system in Ontario, based on assets as at December 31, 2001. Our company was formed as part of the reorganization of Ontario Hydro and acquired the transmission, distribution and energy services businesses of Ontario Hydro as of April 1, 1999.

In 2001, our transmission business generated approximately 36% of our total revenues and approximately 69% of our profit before financing charges and provision for payments in lieu of corporate income taxes, while our distribution business accounted for approximately 62% of our total revenues and approximately 34% of our profit before financing charges and provision for payments in lieu of corporate income taxes. The contribution to revenues of our distribution business is significantly higher than the contribution to the revenues of our transmission business because the cost of power is included in the revenues of our distribution business.

Our businesses are in three segments: transmission; distribution; and other businesses.

Our transmission business, which represented approximately $6.7 billion of our assets as at December 31, 2001, transmits electricity through an approximately 28,400 circuit-kilometre high-voltage transmission network. We transmit electricity from generators to local distribution companies, including our own distribution network, and industrial customers with a direct connection to our transmission system. We own and operate this high-voltage transmission system as well as 26 facilities that inter-connect our transmission system with systems in neighbouring provinces and states.

Our distribution business, which represented approximately $4.4 billion of our assets as at December 31, 2001, distributes electricity through our approximately 122,000 circuit-kilometre low-voltage distribution system to approximately 1.2 million rural and urban customers, and local distribution companies that are not directly connected to our high-voltage transmission system. Our distribution service territory includes all of Ontario, excluding the service territories of the 97 local distribution companies that we do not own. Since April 1999, we have acquired 88 local distribution companies that we now operate as part of our distribution business. We also operate generation and distribution systems in 19 remote communities across northern Ontario that are not connected to Ontario's electricity grid.

Our other businesses, which represented approximately $122 million of our assets as at December 31, 2001, involve the marketing of our fibre-optic capacity to telecommunications carriers and commercial customers, and the retail sale of energy and related services.

Since the date of incorporation, all of the outstanding shares of our company have been owned by the Province of Ontario (the Province). On March 28, 2002, we filed a preliminary prospectus in Canada and a registration statement on Form F-1 in the United States in contemplation of the sale of our outstanding common shares by the Province (the Offering).

On April 19, 2002, the Ontario Superior Court ruled that the *Electricity Act, 1998* restricted the Province's right to sell the common shares of Hydro One that it owns. On April 25, 2002, the Province announced that it will appeal the court ruling and that it intends to develop proposed legislation in respect of the privatization of Hydro One.

Revenues and Costs

We earn transmission revenues based on the peak demand for electricity capacity across our high-voltage network, and we earn distribution revenues by delivering power to our distribution customers. The rates that we charge are established under rate orders issued by the Ontario Energy Board for these regulated businesses. Distribution revenues have been based on a "bundled" customer charge for the cost of power, transmission and distribution of electricity as well as related services to customers in our service territory.

Our operation, maintenance and administration costs are comprised primarily of labour, material, equipment and purchased services in support of the operation and maintenance of the transmission and distribution systems. In addition, these costs include property taxes and payments in lieu thereof on our transmission and distribution lines, stations and buildings.

Purchased power costs incurred in our distribution business primarily represent the costs of electricity delivered to customers within our distribution service area.

Financing charges primarily consist of interest expense associated with our debt.

Since April 1, 1999, we have been making payments in lieu of corporate income taxes to Ontario Electricity Financial Corporation in accordance with the *Electricity Act, 1998* on the same basis as if we were subject to federal and provincial corporate taxes. We provide for payments in lieu of corporate income taxes relating to our regulated businesses using the taxes payable method as directed by the Ontario Energy Board. As a result of the Offering, we will instead pay corporate income taxes to federal and provincial tax authorities.

Regulation of Our Businesses

Our industry has undergone a significant restructuring initiated by the Province. Under the *Electricity Act, 1998*, as of April 1, 1999, the businesses of Ontario Hydro were reorganized into five separate corporations, including our company as the successor corporation to Ontario Hydro's electricity transmission, distribution and energy services businesses. We expect the restructuring to result in Ontario's wholesale and retail electricity markets becoming open to competition, commonly referred to as Open Access, on May 1, 2002.

During the transition to Open Access, electricity consumers pay bundled rates, consisting of an aggregate charge for the generation, transmission and distribution of electricity that they use as well as other related charges. The aggregate amount of these bundled rates is allocated among generators, transmitters and distributors. The amounts owing to the five successor corporations to Ontario Hydro are allocated under the terms of a revenue allocation agreement entered into by them. Upon Open Access, electricity consumers will pay unbundled rates for the generation, transmission and distribution of the electricity used by them and other related charges.

Prior to Open Access, revenues are allocated to our transmission and distribution businesses under rate orders based on a revenue requirement that provides for an annual rate of return of 9.88% on the common equity deemed to be allocated to our transmission and distribution businesses. The rate orders are premised upon a deemed capital structure of 60% debt, 4% preferred equity and 36% common equity for each of our regulated businesses. Any divergence in our actual capital structure affects the actual rate of return on the average common equity and the overall financial performance of these regulated businesses. The rate orders do not prescribe a capital structure for our company on a consolidated basis or for any of our non-regulated businesses. Currently, each of our regulated businesses has an actual capital structure which corresponds to the Ontario Energy Board deemed capital structure. In addition, the Ontario Energy Board could modify the annual rate of return and the deemed capital structure for our regulated businesses in the future, which could affect the financial performance of these regulated businesses and our company as a whole. If actual costs exceed allowed costs for any reason, the rate of return on our common equity and our resulting net income are likely to be adversely affected.

Upon Open Access, the Independent Electricity Market Operator will remit payments to us based on transmission rates approved by the Ontario Energy Board. The Ontario Energy Board has approved, on an interim basis, uniform transmission rates that will apply to all transmitters across Ontario following the commencement of Open Access. Our approved revenue requirement will remain unchanged as a result of these uniform rates and is designed to yield an approved rate of return of 9.88% on our deemed common equity. We are currently in the process of developing a performance based regulation rate proposal for our transmission business. The first step in such process will be consultation in 2002 with stakeholders, including customers, generators and other interested persons, on our proposal for a performance based regulatory framework for our transmission business.

In our distribution business, during 2001 the wholesale cost of power to us was increased on two occasions. Effective June 1, 2001, the Province passed a regulation that increased to all distribution companies, including ours, the wholesale cost of power supplied by Ontario Power Generation Inc. by 0.7 cents per kWh. The Ontario Energy Board approved the incorporation of this non-distribution-related increase into customers' bundled rates. The wholesale cost of power to our distribution business was further increased by 1.15 cents per kWh effective October 1, 2001 so that after such increase our cost of power was consistent with the rate paid by other large distributors. Following discussions with our shareholder, which requested us to mitigate the transition to these higher costs of electricity for our customers, we applied for lower distribution revenues than we had originally requested, with this mitigation to be partially phased out over a three-year period. The Ontario Energy Board issued an interim approval of the first phased increase, effective October 1, 2001; and the second phased increase, effective March 1, 2002. We have requested that the third phased increase be effective March 31, 2003. The Ontario Energy Board is expected to make a final determination with respect to the approval of these increases in mid-2002. As a result of the phasing-in of the partial recovery of the shortfall in our distribution revenues, we will not achieve our approved rate of return of 9.88% on deemed common equity of our distribution business in 2002 and 2003. In 2002, we will start the process to submit to the Ontario Energy Board a rate proposal based on a second generation performance based regulatory framework for our distribution business along with a proposal for our transmission business. We expect the Ontario Energy Board approved rates for 2004 to provide for a full market based rate of return.

We have also received interim approval of unbundled rates for the local distribution companies we acquired. We have separately filed rate applications for 2002 for these utilities with the Ontario Energy Board.

Upon Open Access, in addition to transmission and distribution revenues, we will receive revenues from end use consumers derived from our standard supply obligation and our competitive retail business. Our standard supply obligation refers to our obligation following the commencement of Open Access to sell electricity to every customer connected to our distribution system who has not selected an alternate electricity supplier. The Ontario Energy Board will regulate rates for our standard supply customers, but not for customers of our competitive retail business.

A condition of our distribution licence, as for all distributors, is fulfilment of preparations for Open Access, which is referred to as being "Market Ready". We have developed the systems, processes and communications required for Open Access and have participated in the successful market design tests sponsored by the Independent Electricity Market Operator. As a result, we believe that we are well-positioned to participate in the new marketplace and to meet our Market Ready obligations, while continuing to deliver electricity safely and reliably.

The restructuring of Ontario's electricity industry and the development of the regulatory framework will continue beyond the commencement of Open Access. Over the long-term, we believe that performance based regulation should benefit us and our customers by providing our company with an opportunity to enhance earnings while delivering rates to customers that reflect continuing efficiency improvements and maintain our current high levels of service.

Results of Operations

As used in this section, references to increases and decreases, whether in terms of amounts or percentages, in any year are made by comparison to the corresponding prior year.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues

Transmission. Transmission revenues declined by $1 million to $1,259 million in 2001. Tariff revenues increased by $31 million, or 3%, in 2001 as a result of transmission load growth in accordance with the revenue allocation agreement. This increase was offset by a decline in non-energy related service revenues of $32 million as a result of substantial one-time revenues recorded in 2000 relating to contract work preparing other industry participants for Open Access.

Distribution. Distribution revenues increased by $455 million, or 27%, to $2,158 million in 2001. Revenues from the sale and delivery of electricity increased by $344 million, of which $268 million was attributable to the acquisitions of local distribution companies. In addition, revenues were higher as a result of the two rate increases related to the wholesale cost of power. The June 1, 2001 rate increase accounted for a $93 million rise in distribution revenues and the October 1, 2001 rate increase accounted for an additional $18 million.

Other. Other revenues increased by $17 million, or 53%, to $49 million in 2001. Energy services revenues increased by $10 million primarily due to increased sales of ancillary residential services. Revenues from our telecommunications business increased by $7 million, primarily from sales of dark fibre capacity to major carriers.

Operation, Maintenance and Administration Costs

Total operation, maintenance and administration costs declined by $39 million, or 5%, to $824 million in 2001, due to the factors discussed below.

Transmission. Transmission operation, maintenance and administration costs declined by $79 million, or 18%, to $354 million in 2001. Expenditures necessary to sustain our transmission system, including preventive and corrective maintenance on transformer stations, transmission lines and telecommunications equipment, declined by $17 million. In addition to achieving a full year of savings in 2001 as a result of the substantial completion of a staff reduction program in 2000, we embarked on a number of initiatives to enhance productivity, such as improving labour utilization. See "— Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 — Staff Reduction Program and Other Provisions". Key initiatives to improve labour utilization include a hiring hall established with the Power Workers' Union to provide staffing flexibility and the use of temporary headquarters to reduce travelling time for our line and forestry crews. Expenditures to operate and support our transmission system declined by $24 million, primarily as a result of the staff reduction program. In addition, costs incurred to provide non-energy-related services declined by $38 million due to the substantial completion of work in 2000 for other industry participants in preparation for Open Access.

Distribution. Distribution operation, maintenance and administration costs increased by $3 million, or 1%, to $391 million in 2001. Costs incurred to sustain our distribution system, including our remote system, which are related primarily to customer trouble calls to restore power, vegetation management and line and station maintenance work, increased by $38 million. We also incurred an additional $13 million in one-time operation, maintenance and administration costs to integrate acquired local distribution companies. We achieved a reduction of $48 million in costs to operate and support our distribution system primarily from the staff reduction program as well as productivity initiatives similar to those of our transmission business.

Other. Other operation, maintenance and administration costs increased by $37 million to $79 million in 2001. This increase was primarily associated with the growth of our telecommunications and energy services businesses.

Purchased Power

Purchased power costs increased by $408 million, or 48%, to $1,267 million in 2001. The increase attributable to acquisitions and volume growth totalled $265 million, including $211 million attributable to acquisitions of local distribution companies. In addition, as discussed above under "— Regulation of our Business", the Province passed regulations effecting two increases in the wholesale cost of power during 2001. The June 1, 2001 and October 1, 2001 increases and a change in the pricing methodology of Ontario Power Generation Inc. resulted in higher purchased power costs totalling $143 million.

Depreciation and Amortization

Depreciation and amortization expense increased by $36 million, or 10%, to $384 million in 2001. Depreciation expense increased by $30 million primarily due to the acquisitions of local distribution companies as well as to our expanded capital expenditure program. Amortization expense increased by $6 million, of which $5 million was due to the amortization of the regulatory asset recorded effective January 1, 2001 for the recovery of costs required to remediate past environmental contamination and $1 million was due to the amortization of goodwill related to the acquisitions of local distribution companies.

Financing Charges

Financing charges increased by $10 million, or 3%, to $350 million in 2001. This increase principally reflects higher average levels of debt.

Provision for Payments in Lieu of Corporate Income Taxes

The provision for payments in lieu of corporate income taxes increased by $60 million, or 29%, to $267 million in 2001. This increase reflects higher levels of income and lower available tax deductions, partially offset by a reduction in the statutory tax rate from 43.95% in 2000 to 41.74% in 2001. Lower tax deductions were primarily attributable to the absence in 2001 of tax deductions available in 2000 related to the staff reduction program and capital cost allowance deductions. Tax deductions related to the staff reduction program were primarily taken in 2000 when the related cash payments were made. As a result of the Offering, we will commence paying corporate income taxes to Canadian federal and provincial tax authorities.

Net Income

As a result of the above factors, net income declined by $4 million to $374 million in 2001. Net income after dividends on our preferred shares was $356 million in 2001, compared to $360 million in 2000 after adjusting for $13 million of 2000 preferred dividends paid in respect of 1999.

Excluding the impact of staff reductions, net income increased from $350 million in 2000 to $374 million in 2001. Excluding the impact of staff reductions, net income after dividends on our preferred shares increased from $332 million in 2000, after adjusting for $13 million of 2000 preferred dividends paid in respect of 1999, to $356 million in 2001.

Net income in 2001 for our regulated transmission and distribution businesses on a combined basis was in line with the annual regulated rate of return of 9.88% in 2001 provided for in our transitional rate orders.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Prior to 1999, transmission revenues were determined primarily based on an estimate of planned costs and a specified rate of return on assets. Distribution revenues were comprised of amounts received for the sale and delivery of electricity to customers and the rural rate assistance program, which is discussed below. Effective April 1, 1999, the Ontario Energy Board issued, and the Minister of Energy, Science and Technology approved, transitional rate orders that provide the transmission and distribution revenue requirements for 1999 and 2000.

Our company received revenues for the three months ended March 31, 1999 on the basis of the allowed costs under the transitional rate orders. Because we did not actually begin to incur these allowed costs until April 1, 1999, our costs for the first quarter of 1999 did not reflect the basis of our revenue requirement under the transitional rate orders. As a result, we recorded a transitional cost adjustment of $55 million, calculated as the difference between the costs allowed under the *Power Corporation Act*, which governed Ontario Hydro, and those allowed under the transitional rate orders to correct this mismatch. This adjustment will not recur because, after April 1, 1999, the costs incurred by our company are the higher costs assumed under these rate orders so that there will no longer be a mismatch between revenues and costs.

Additional allowed costs under the transitional rate orders consisted of payments in lieu of corporate taxes, as well as an amount for amortization relating to the recovery of other post-employment benefit costs. These additional costs were partially offset by reduced financing charges resulting from lower debt balances that reflected the new capital structure of our company and lower interest rates as well as the elimination of a debt guarantee fee levied by the Province.

The following discussion of our results of operations for 1999 is based on combined results for our twelve months ended December 31, 1999, which includes the three months ended March 31, 1999, the period prior to our acquisition of Ontario Hydro's transmission, distribution and energy services businesses. Our results of operations for this three month period reflect the specific identification of assets, liabilities, revenues and expenses relating to the businesses acquired by us as well as a notional allocation of specified financial statement accounts and items of Ontario Hydro to us and the other successor corporations of Ontario Hydro. See Note 2 to the Consolidated Financial Statements for the three-year period ended December 31, 2001.

Revenues

Transmission. Transmission revenues increased by $23 million, or 2%, to $1,260 million in 2000. Of this increase, $19 million was a result of the increase in the allowed rate of return to 9.88% in 2000 from 9.35% in 1999. The remaining increase in revenues was attributable to the increase in non-energy-related services provided to other industry participants in preparation for Open Access.

Distribution. Distribution revenues declined by $90 million, or 5%, to $1,703 million in 2000. Approximately $44 million of this decline was attributable to a reduction in allowed costs provided for under the distribution transitional rate order for 2000. In addition, revenues from the sale and delivery of electricity declined by $46 million, which includes a $41 million reduction related to a lower demand for electricity and a $16 million reduction related to the annexation of part of our service territory by a number of local distribution companies prior to April 1, 1999, partially offset by an $11 million reduction in line losses. The ability of municipalities to annex areas previously served by us ceased as of April 1, 1999.

Other. Other revenues declined by $63 million, or 66%, to $32 million in 2000. Other revenues for periods prior to 2000 were substantially derived from the activities of Ontario Hydro International Inc., a subsidiary that was wound-up effective as at January 1, 2002. As part of the process to wind-up its operations, the main operating asset, an investment in Ontario Quinta A.V.V., was sold on September 15, 1999. The reduction in revenues from Ontario Hydro International Inc. accounted for a reduction in other revenues of $72 million in 2000. Excluding the impact from Ontario Hydro International Inc., other revenues increased by $9 million in 2000 as a result of the launch of our telecommunications business and new energy services.

Operation, Maintenance and Administration Costs

Total operation, maintenance and administration costs amounted to $863 million in both 2000 and 1999.

Transmission. Transmission operation, maintenance and administration costs increased by $10 million, or 2%, to $433 million in 2000. Costs incurred to sustain our transmission system increased by $10 million. Higher costs for telecommunications and line work were partially offset by lower planning and engineering costs. Costs incurred to provide non-energy-related services increased by $4 million, consistent with the increase in the level of services provided. These increases were partially offset by a reduction of $4 million in centralized support costs, which was primarily attributable to the staff reduction program.

Distribution. Distribution operation, maintenance and administration costs increased by $6 million, or 2%, to $388 million in 2000. This increase primarily reflected incremental costs of $10 million incurred to integrate and support the acquisitions of local distribution companies. Costs incurred to sustain our distribution system were consistent with 1999. Lower costs for line maintenance and vegetation management were offset by higher costs to operate our remote system, primarily due to higher fuel prices. Operation, maintenance and administration costs incurred to operate and support the distribution system were also consistent with 1999 levels. Higher property taxes and payments in lieu of corporate taxes, as well as higher customer service operating costs were substantially offset by a reduction in centralized support costs. The reduction in centralized support costs was primarily related to the staff reduction program. These overall increases in distribution operation, maintenance and administration costs were partially offset by a reduction of $5 million in costs associated with non-energy-related services resulting from a change in the service mix.

Other. Other operation, maintenance and administration costs declined by $16 million, or 28%, to $42 million in 2000. The $31 million decrease attributable to Ontario Hydro International Inc. was partially offset by an increase of $15 million related to the establishment of the telecommunications and energy services businesses.

Staff Reduction Program and Other Provisions

In November 1999, we implemented a staff reduction program as part of our ongoing cost reduction program. We recorded a provision in 1999 in the amount of $60 million for this program. With approximately 1,400 employees accepting early retirement, the staff reduction program was substantially completed during 2000. Costs of $53 million were charged to the provision in 2000 and $2 million was charged in 2001. In 2000, $5 million of the provision was determined to be unnecessary and, accordingly, was reversed as a credit to the results of operations. In 1999, we also re-evaluated the need for some provisions previously recognized by Ontario Hydro and assumed by our company as of April 1, 1999. As a result, remaining provisions of $36 million associated with an involuntary staff reduction program and surplus real estate were reversed as a credit to the results of operations in 1999.

Purchased Power

Purchased power costs declined by $80 million, or 9%, to $859 million in 2000. Approximately $43 million of the reduction was due to the lower demand for electricity and the annexations by local distribution companies of areas that we previously served. The decline associated with the sale of our investment in Ontario Quinta A.V.V. amounted to $37 million.

Depreciation and Amortization

Depreciation and amortization expense increased by $6 million, or 2%, to $348 million in 2000. The increase in depreciation expense from our expanded capital expenditure program amounted to $16 million. This increase was partially offset by lower amortization expense of $10 million. A reduction of $20 million in amortization expense from a fully amortized regulatory asset in 1999 was partially offset by a $10 million increase in amortization of the regulatory asset associated with employee future benefit costs other than pension.

Transitional Cost Adjustment

We had a one-time transitional cost adjustment of $55 million in 1999 with respect to the three months ended March 31, 1999. This charge represented the difference between allowed costs specified in the transitional rate orders approved by the Ontario Energy Board and costs that were allowed under the *Power Corporation Act.*

Provincial Debt Guarantee Fee

The Province no longer guarantees our debt and, consequently, we did not incur a debt guarantee fee for any period subsequent to April 1, 1999. Prior to April 1, 1999, the Province guaranteed the debt of Ontario Hydro, for which Ontario Hydro paid an annual fee equal to one-half of one percent of the principal amount of such guaranteed debt.

Gain on Sale of Investment

On September 15, 1999, our subsidiary, Ontario Hydro International Inc., sold its 25% equity interest in Ontario Quinta A.V.V. We realized a gain of $32 million before payments in lieu of corporate income taxes on this sale in 1999.

Financing Charges

Financing charges declined by $41 million, or 11%, to $340 million in 2000. The decrease in 2000 was primarily due to a reduction in long-term debt servicing costs, with $28 million from lower average levels of debt and $10 million from lower average interest rates.

Provision for Payments in Lieu of Corporate Income Taxes

The provision for payments in lieu of corporate income taxes increased by $13 million, or 7%, to $207 million in 2000. The provision for 2000 was based on our results of operations for a full-year as compared to nine months in 1999 consistent with the requirement to make these payments in lieu of corporate income taxes to Ontario Electricity Financial Corporation since April 1, 1999. On a comparative basis, the lower provision for 2000 reflected a lower level of income and an increase in deductions, primarily for the cash payments made under the staff reduction program that were recognized for accounting purposes in 1999.

Net Income

As a result of the above factors, net income increased by $3 million, or 1%, to $378 million in 2000. Excluding the effect of the gain on sale of our investment in Ontario Quinta A.V.V. and the impact of staff reductions, net income decreased from $377 million in 1999 to $350 million in 2000.

Net income in 2000 for our regulated transmission and distribution businesses was in line with the annual rate of return of 9.88% in 2000 provided for in our transitional rate orders. By contrast, the annual rate of return was 9.35% in 1999.

Quarterly Results of Operations

The following table sets forth unaudited quarterly information for each of the eight quarters ended March 31, 2000 through December 31, 2001. This information has been derived from our unaudited Consolidated Financial Statements which, in the opinion of our management, have been prepared on a basis consistent with the audited Consolidated Financial Statements and include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of our financial position and results of operations for those periods. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

	Quarter Ended							
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
	(Canadian dollars in millions)							
Total revenue	828	679	715	773	816	722	880	1,048
Net income	126	118	101	33	134	114	103	23
Net income to common shareholder	121	114	96	29	129	110	98	19

Liquidity and Capital Resources

Liquidity and Capital Resource Requirements

Our principal liquidity and capital resource requirements consist of the following:

- capital expenditures to maintain, improve and expand our transmission and distribution assets;
- servicing and repayment of our debt;
- outsourcing arrangements;
- acquisitions and other investing activities;
- dividends; and
- recapitalization and other matters relating to the Offering.

Capital Expenditures

Our total capital expenditures amounted to $566 million in 2001, representing an increase of $120 million over spending levels of $446 million in 2000. Capital expenditures in 2000 were $83 million lower than 1999 levels of $529 million. These amounts exclude capital expenditures associated with acquisitions of local distribution companies.

Transmission. Capital expenditures for our transmission business were $274 million, $280 million and $327 million in 2001, 2000, and 1999, respectively. Capital expenditures on transmission stations, lines, equipment and telecommunications refurbishment were $184 million, $183 million and $193 million in 2001, 2000 and 1999, respectively. Increased spending on telecommunications facilities for transmission was partially offset by lower pole replacement work in 2001 compared to 2000. Lower pole replacement work and lower investments in transportation and work equipment were partially offset by increased load connection replacements and network refurbishment projects in 2000 compared to 1999. Capital expenditures incurred to expand our transmission system were $60 million and $64 million in 2001 and 2000, respectively, and were significantly lower than expenditures of $101 million in 1999. Capital expenditures in 1999 were higher than in 2001 and 2000 primarily as a result of the substantial completion of a number of construction and development projects in 1999. Capital expenditures supporting transmission operations declined marginally in 2001 to $30 million, compared to $33 million in each of 2000 and 1999.

Distribution. Capital expenditures for our distribution business, excluding expenditures associated with acquisitions of local distribution companies, were $247 million in 2001, compared with $152 million and $186 million in 2000 and 1999, respectively. Customer-demand-driven capital expenditures increased to $103 million in 2001, compared with $79 million in 2000 and $78 million in 1999. The expansion of our service territory through local distribution company acquisitions was a principal reason for this increase. Capital expenditures incurred to sustain our distribution asset base amounted to $94 million in 2001, compared with $34 million and $78 million in 2000 and 1999, respectively. In 2001, we enhanced our wood pole replacement program in response to an asset condition study. We also increased our spending levels on lines and stations in 2001, primarily in response to our expanded service territory and to higher storm damage. Capital expenditures supporting distribution operations increased to $50 million from $39 million in 2000 and $30 million in 1999. Projects for 2001 and 2000 have been focused on preparation of our systems and processes for Open Access.

Other. Capital expenditures for our other businesses amounted to $45 million in 2001 compared with $14 million in 2000, and $16 million in 1999. Increased expenditures in 2001 were made primarily in support of our emerging telecommunications business. In addition to lighting dark fibre in the Windsor, Fort Erie and Ottawa corridor, we began construction of a fibre-optic network between Buffalo, Ottawa and Montreal.

Future Capital Expenditures. Capital expenditures are budgeted at approximately $590 million in 2002. The budgets for our transmission and distribution businesses are $290 million and $260 million, respectively. Other capital expenditures are budgeted at $40 million and are primarily related to the expansion of our fibre-optic communication system between Buffalo, Ottawa and Montreal in support of our growing telecommunications business.

In addition to the ongoing sustainment requirements of the transmission and distribution systems, the 2002 budget includes a number of major projects. We plan to begin construction of an integrated operating centre to replace our eight territory operating centres in 2002 and complete the facility in 2004. Other projects include information technology enabling tools for our corporate functions and services staff and development opportunities such as an interconnection project with Hydro-Québec.

We have agreed to enter into a partnership with TransÉnergieUS, a subsidiary of Hydro-Québec, to build a high-voltage transmission line beneath Lake Erie, linking Ontario and Ohio or Pennsylvania, or both. On February 13, 2002, we and TransÉnergieUS received approval from the U.S. Federal Energy Regulatory Commission to proceed with a sale of the transmission rights for this line at negotiated rates by using an open season process to attract customers. Our share of the capital costs related to this project cannot currently be determined and would, in part, depend on the outcome of the sale of the transmission rights, but could be substantial in amount.

Servicing and Repayment of Our Debt

As at December 31, 2001, we had long-term debt outstanding of $4,522 million, including the current portion, with a weighted-average interest rate of 8.0%. Of this amount, $2,972 million is payable to Ontario Electricity Financial Corporation and $1,550 million is publicly held. Outstanding short-term promissory notes amounted to $410 million with a weighted-average interest rate of 2.16%.

The notes payable to Ontario Electricity Financial Corporation mature between 2002 and 2007, including approximately $443 million in 2002 and $651 million in 2003. We plan to refinance Ontario Electricity Financial Corporation debt maturing during 2002 and 2003 principally through our medium term note program. Our publicly held notes and debentures mature between 2005 and 2032.

Outsourcing Arrangement

We recently entered into an outsourcing services agreement with Inergi LP, an affiliate of Cap Gemini Ernst & Young Canada Inc. Under this agreement, Inergi LP will provide us with, among other things, customer service operations, supply management, pay operations, information technology, and finance and accounting services over a 10-year term. As part of this outsourcing arrangement, approximately 900 of our employees were transferred to Inergi LP. The initial fee payable to Inergi LP will be approximately $130 million in the first year of the contract declining to approximately $90 million in the tenth year of the agreement, net of inflation adjustments and subject to decreases based on external benchmarking analysis every three years. Because this outsourcing arrangement provides for a defined competitive and continuously improved price for the outsourced services, we believe that it will allow us to continue to reduce our cost base and improve our competitive position. As part of this agreement, we are still responsible for the capital expenditures associated with these services.

Acquisitions and Other Investing Activities

Cash used for investing activities increased by $475 million, or 88%, to $1,013 million in 2001 and by $297 million, or 123%, to $538 million in 2000, compared to the prior years. The increase in 2001 reflected our local distribution company acquisition program, through which we acquired 88 local distribution companies since April 1999. In 2001, we acquired 71 local distribution companies at a total cost of $475 million. In 2000, we acquired 16 local distribution companies at a total cost of $23 million and made deposits of $57 million with respect to acquisitions completed in 2001. Cash used for investing activities in 1999 also reflects the receipt of proceeds of $245 million from the sale of fixed assets and investments, primarily related to Ontario Quinta A.V.V.

We may pursue acquisitions of additional local distribution companies in 2002 or future years, although no specific material transactions are currently pending or under consideration. We also anticipate that, consistent with our long-term strategy, we will pursue, either alone or with partners, acquisitions of transmission and distribution businesses and assets in nearby market areas in North America. We believe that we will have access to sufficient sources of liquidity and capital resources, including through debt financing and/or issuances of new common shares by our company.

Dividends

We paid dividends to the Province on our outstanding preferred shares and common shares totalling $258 million in 2001 and $398 million in 2000. Dividends paid were substantially lower in 2001 because dividends of $171 million pertaining to 1999 were paid in 2000 in conjunction with the issuance of shares to the Province on March 31, 2000.

Our outstanding preferred shares are entitled to a total annual cumulative dividend of $18 million, payable on a quarterly basis.

The dividends on our common shares are declared at the discretion of our board of directors, and will be recommended by our management based on our results of operations, financial condition, cash requirements and other relevant factors, such as industry practice. In 2001, dividends on our common shares in the amount of $240 million were declared as compared with $371 million in 2000. Of these dividends declared during 2000, $158 million were declared in respect of the nine months ended December 31, 1999.

Recapitalization and Other Matters Relating to the Offering

Immediately prior to the completion of the Offering, the Province will subscribe for $290 million of our common shares at the initial public offering price, the proceeds of which will be used to fund our ongoing obligations. These additional common shares will also be offered for sale by the Province as part of the Offering. In connection with the Offering, we will redeem our outstanding preferred shares held by the Province for an aggregate redemption amount of $323 million, together with accrued dividends, within 120 days of the closing of the Offering. We plan to finance this redemption through an offering of a new series of preferred shares. Prior to that offering, we may finance this redemption through borrowings under our credit facility or other resources. As a result of the Offering, we will also be required to make a payment in lieu of corporate taxes of $440 million to Ontario Electricity Financial Corporation. We will not receive any proceeds from the Offering.

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of our debt and other major contractual obligations as well as other major commercial commitments.

			Due by Year		
	Total	2002	2003/2004	2005/2006	After 2006
			(Canadian dollars in millions)		
Contractual obligations:					
Short-term notes payable	410	410	—	—	—
Long-term debt	4,522	443	1,333	1,096	1,650
Operating lease commitments	66	19	28	13	6
Energy purchase contracts (electricity and gas)	75	14	32	27	2
Inergi LP outsourcing agreement	1,050	108	230	212	500
Total contractual obligations	6,123	994	1,623	1,348	2,158

			Expiration Date by Year		
	Total	2002	2003/2004	2005/2006	After 2006
			(Canadian dollars in millions)		
Other commercial commitments:					
Letters of credit(1)	158	108	50	—	—
Guarantees(2)	80	—	—	80	—
Total other commercial commitments	238	108	50	80	—

(1) We currently have bank letters of credit of $108 million outstanding relating to retirement compensation agreements. In addition, upon Open Access, we will be required to provide prudential support to the Independent Electricity Market Operator, which requirement we intend to satisfy using a combination of bank letters of credit of $50 million and guarantees by Hydro One Inc. of our subsidiaries' obligations.

(2) Limited guarantees have been provided to counterparties of our subsidiary, Ontario Hydro Energy Inc.

Payments in respect of operating leases, energy purchase contracts (electricity and gas) and our new outsourcing agreement with Inergi LP are recorded under operation, maintenance and administration costs on our statement of operations or in our capital programs. The amounts in the above table under short-term notes payable and long-term debt are not charged to our statement of operations, but are reflected on our balance sheet and statement of cash flows. Interest associated with this debt is recorded under financing charges on our statement of operations or in our capital programs, but these financing charges are not reflected in the above table.

The above table does not include amounts payable as a result of the Offering as described under "— Recapitalization and Other Matters Relating to the Offering".

Sources of Liquidity and Capital Resources

Our primary sources of liquidity and capital resources are the following:

- funds generated from operations;
- debt capital markets borrowings; and
- bank financing.

Funds from operations, after the payment of dividends, will not be sufficient to fund our repayment of existing indebtedness and to meet our anticipated liquidity, maintenance and other capital resource requirements. As a result, we expect to incur significant amounts of debt. We do not expect that the covenants limiting the incurrence of indebtedness contained in our existing debt agreements will prevent us from incurring sufficient new indebtedness to meet our requirements for the foreseeable future.

Funds Generated from Operations

Net cash generated from operations was $914 million in 2001, compared with $725 million in 2000 and $840 million in 1999. The increase of $189 million in 2001 reflects significantly higher accounts payable and accrued charges, primarily from increases in the cost and volume of wholesale power, the operations of the acquired local distribution companies and higher provision for payments in lieu of corporate income taxes. The increase in accounts payable and accrued charges was partially offset by higher levels of accounts receivable from our electricity customers due to the increase in our customer base and the rate increases attributable to the wholesale cost of power.

The reduction in net cash generated from operations of $115 million in 2000 was due primarily to higher levels of working capital. Accounts payable and accrued liabilities declined due to cash payments made under the staff reduction program and the resulting reduction in payroll-related liabilities. Lower accounts payable and accrued liabilities were partially offset by a reduction in accounts receivable consistent with lower retail distribution revenue, a decline in inventory levels as a result of our rationalization program, and an increase in the accrual for employee future benefits other than pension.

Increases in regulatory assets and liabilities, environmental liabilities and the deferred pension asset reported on our balance sheets do not substantially affect our cash flow.

Financing Activities

Net cash generated from financing activities was $99 million in 2001 compared with cash used in financing activities of $679 million in 2000 and $170 million in 1999. Short-term liquidity is provided through funds from operations and our commercial paper program. We are authorized to issue up to $1 billion in commercial paper with a term to maturity of less than 365 days. As a back-stop to our commercial paper program, we have a revolving standby credit facility with a syndicate of banks of $750 million for a 364-day term and $250 million for a five-year term.

At December 31, 2001, we had $410 million of commercial paper outstanding, resulting in approximately $590 million of short-term funds available under the commercial paper program.

Long-term financing will be provided by our access to the debt markets including our medium term note program. The maximum authorized principal amount of medium term notes issuable under this program is $2.5 billion and is currently available until June 2003, at which time we plan to renew the program for an additional two years. We intend to use the medium term note program to meet most of our borrowing requirements for the foreseeable future. At December 31, 2001, we had $550 million principal amount of medium term notes outstanding, resulting in approximately $1.95 billion principal amount issuable under this program. We believe that we will be able to issue medium term notes on satisfactory terms, taking into account, among other factors, the investment grade ratings for our long-term senior, unsecured debt from major Canadian and

U.S. rating agencies. Standard & Poor's Rating Services recently downgraded our rating on long-term debt from "AA–" to "A+" and on short-term debt from "A-1+" to "A-1". Dominion Bond Rating Service Inc. confirmed its rating of "A" with a positive outlook. Moody's Investor Services Inc. confirmed its rating of "A1" with a negative outlook.

In 2001, we issued $550 million in debt under our medium term note program and had a net increase in short-term debt of $280 million under our commercial paper program. In 2001, we repaid $474 million of debt payable to Ontario Electricity Financial Corporation. In 2000, the proceeds of our $1 billion inaugural bond issue, as well as other cash resources, including a net increase of $130 million in commercial paper, were used to repay $1,399 million of debt payable to Ontario Electricity Financial Corporation. The financing activities for 1999 were primarily related to first quarter activities of Ontario Hydro.

Our revolving standby credit facility provides, in effect, that a sale by the Province of 50% or more of our voting shares and any resulting downgrading of our ratings for our long-term senior unsecured debt from Moody's below "A3" or Standard & Poor's below "A-" within 30 days following that sale will constitute an event of default under the facility. We do not expect the Offering to result in an event of default under this credit facility.

After completion of the Offering, we believe that primary offerings of new common shares or other equity securities by our company will constitute an additional source of liquidity and capital resources. We could use the proceeds of any future equity offering in the development of our businesses. In addition, to the extent that, consistent with our longer-term strategy, we pursue acquisitions of transmission businesses or assets in North America, we may issue equity securities to fund, or to constitute the consideration paid by us for, any such acquisitions.

Risk Management and Quantitative Disclosure Concerning Market Risk

We have an enterprise risk management program that aims at balancing business risks and returns. An enterprise-wide approach enables regulatory, strategic, operational and financial risks to be managed and aligned with our strategic business objectives.

While our philosophy is that risk management is the responsibility of all employees, the Audit and Finance Committee of our board of directors has been mandated to review annually our company's risk tolerances, its risk profile and the status of our internal control framework. Our President and Chief Executive Officer has ultimate accountability for risk management. Our Investment Review Committee has recently been designated as the executive oversight committee for business risks. Our Chief Financial Officer is responsible for the ongoing monitoring and review of our risk profile and practices and will work in close association with the Investment Review Committee to ensure that the risk management program is an integral part of our business strategy, planning and objectives. Each of our subsidiaries is required to complete a formal risk assessment program and to develop a risk mitigation strategy.

The Audit and Finance Committee, the President and Chief Executive Officer, the Investment Review Committee and the Chief Financial Officer are supported by our Chief Risk Officer. This support includes coordinating risk policies and programs, establishing holding company and subsidiary risk tolerances, preparing risk assessments and profiles and assisting line and functional managers in fulfilling their responsibilities. Our internal audit staff is responsible for performing independent reviews of the effectiveness of risk management policies, processes and systems.

Market Risk

Market risk refers primarily to the risk of loss that results from changes in interest rates, currency exchange rates and commodity prices, chiefly for purchases of power and gas.

All of our long-term debt outstanding at December 31, 2001 is denominated in Canadian dollars and bears interest at various rates, with a weighted-average interest rate of 8.0%. We are exposed to fluctuations in interest rates as maturing debt is refinanced and periodically utilize interest rate swap agreements to mitigate elements of the interest rate risk. At the end of 2001, offsetting interest rate swap agreements with the same counterparties were outstanding with notional principal amounts of $167 million. These agreements mature in 2011. We estimate that a 1% change in interest rates on the refinancing of long-term debt maturing in 2002 and 2003 would affect net income by $1.2 million in 2002 and $4.2 million in 2003. Accordingly, we estimate that a 1% increase in weighted-average interest rates in respect of our indebtedness will not have a material effect on our results of operations for 2002 or 2003. We cannot make any prediction concerning actual interest rate movements in 2002 or 2003.

Although we are not currently exposed to fluctuations in currency exchange rates, we may decide in the foreseeable future to issue foreign currency debt or to enter into business arrangements concerning foreign operations.

We do not believe that our regulated transmission and distribution businesses will be exposed to commodity risk after Open Access, as the Ontario Energy Board allows all distributors to pass commodity costs through to their customers. We will continue to experience volume risk with the opening of the market. Rates for our transmission and distribution businesses are based on projected electricity consumption levels. A significant reduction in actual consumption levels from projections could negatively affect the rates of return of these businesses. In the event of reductions resulting from unusual circumstances, we could apply to the Ontario Energy Board for a rate redress.

Our activities in the competitive retail market, conducted through our unregulated subsidiary, Ontario Hydro Energy Inc., are exposed to price and volume risks, both of which we intend to manage. These risks arise from different prices, volumes and other conditions in supply contracts as compared to prices negotiated with customers and their actual volume requirements. We intend to limit our exposure to commodity price and volume risk in the competitive retail market through contract-matching techniques and the use of electricity and gas derivative financial instruments. We have entered into electricity swaps with Ontario Power Generation Inc., which are effective upon Open Access for a term of five years. Under these transactions, we will pay fixed prices ranging from $45 to $50 per MWh on a total notional volume of 906 GWh and receive a variable price. In addition, total retail electricity sales of approximately 8,500 GWh with sale prices averaging approximately $59 per MWh remain unhedged. We are pursuing opportunities to enter into full requirements electricity and gas supply contracts with established energy marketing and trading companies. Under such arrangements, the trading company would fulfil actual customer requirements, thereby assuming substantially all of our commodity price and volume risk associated with the provision of energy.

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. Currently, we have no significant concentrations of credit risk with respect to any class of financial assets. Our revenue is earned from a broad base of customers and we currently do not earn a significant amount of revenue from any single customer. However, with the introduction of Open Access, we will be required to procure wholesale power on behalf of competitive retailers and distribution companies connected to our distribution network for resale to their customers. We intend to mitigate the resulting concentrations of credit risk through the use of various security arrangements, including letters of credit, which will be incorporated into our service agreements with these retailers and companies in accordance with the Ontario Energy Board's Retail Settlement Code.

Derivative financial instruments result in exposure to credit risk because of a risk of counterparty default. Other than our interest rate swaps, all of our derivative financial instruments have been entered into by Ontario Hydro Energy Inc. We monitor and attempt to minimize credit risk through various techniques, including dealing with highly-rated counterparties, limiting total exposure levels with individual counterparties and by entering into master agreements which enable net settlements of obligations between parties.

Environmental Risk

We manage a number of environmental risks that are primarily related to contaminated land, PCBs, spills and leaks. We have developed specific environmental management programs for these risks, including a program to systematically assess and remediate, if necessary, contaminated land and a program to identify and safely destroy or dispose of PCB-contaminated equipment. We also have a program to respond to spills and to reduce the amount of insulating oil leaking from equipment.

We estimate our future expenditures associated with land assessment and remediation and PCB management. As at December 31, 2001, our current estimate for future expenditures associated with land assessment and remediation is approximately $83 million. For the purpose of this estimate, we assume that remediation will be conducted, as necessary, where contamination exists off-site or poses an on-site risk to human health. We have also assumed that the Ontario Ministry of the

Environment, the Federal Department of Indian Affairs and Northern Development and affected Indian bands will support our approach to assessment and remediation and that existing environmental regulations will not change. As at December 31, 2001, our current estimate of future expenditures for PCB management is approximately $163 million. This estimate assumes that existing environmental regulations regarding PCB management will not change. Our estimates are reviewed regularly and we currently expect to incur these PCB-related expenditures through to the end of 2020. As at December 31, 2001, our estimated present discounted value for future expenditures under both programs was approximately $174 million. A regulatory asset in this amount has been established that reflects our expectation of recovery of these expenditures through our future rates.

Risks Related to Transfer of Assets on Indian Lands

We are exposed to financial risk associated with the cost to complete the transfer to our company of title to transmission, distribution and other assets located on Indian lands in connection with the acquisitions of our operations as of April 1, 1999. Transfer of title to these assets did not occur because authorizations originally granted by the Minister of Indian Affairs and Northern Development (Canada) for the construction and operation of these assets could not be transferred without the consent of the Minister and the relevant Indian bands or bodies or, in several cases, because the authorizations had either expired or had never been properly issued. We manage these assets, which are currently owned by Ontario Electricity Financial Corporation.

We have begun negotiating with the relevant Indian bands and bodies to obtain the consents necessary to complete the transfer of these transmission, distribution and other assets. We cannot predict the total amount that we may have to pay to obtain the required consents. We expect to pay more than the $850,000 per year that we are currently paying to these Indian bands and bodies and that is the total amount of allowed costs in the transitional rate orders. If, after taking all reasonable steps, we cannot otherwise obtain the consents from the Indian bands and bodies, Ontario Electricity Financial Corporation will continue to hold these assets for an indefinite period of time. Alternatively, we may have to relocate these assets from the Indian lands to other locations at a cost that could be substantial or, in a limited number of cases, abandon a line and replace it with diesel generation facilities. In such cases, we would apply to the Ontario Energy Board to recover these payments or costs in future rate orders.

Risk of Recovery of Market Ready Costs

In March 2002, the Ontario Energy Board approved our application to recover approximately $8 million of the costs we incurred to align our systems and practices with those of the competitive electricity market in Ontario, commonly referred to as Market Ready costs. Total Market Ready costs for our transmission and distribution businesses are estimated to be $110 million. The process and timing for the approval of the remaining amount spent has not been established, although we expect any recovery of these costs to be over a period of years. We have informed the Ontario Energy Board of this estimate and have deferred the costs for accounting purposes, adhering to the initial criteria established by the Ontario Energy Board. The Ontario Energy Board has the discretion to examine and assess the extent to which these Market Ready costs may be recovered.

Related Party Transactions

Prior to the Offering, the Province owned all of our outstanding common and preferred shares. Upon closing of the Offering, the Province will retain some special voting rights in limited circumstances and may retain an ownership interest. In addition, the Province owns all of our preferred shares, which we are obligated to redeem within 120 days of the closing of the Offering.

As of April 1, 1999, we acquired substantially all of the assets, liabilities, rights and obligations of the electricity transmission, distribution and energy services businesses of Ontario Hydro pursuant to transfer orders under the *Electricity Act, 1998*. Ontario Electricity Financial Corporation has agreed to indemnify us with respect to the failure of the transfer orders to transfer any asset, right or thing or any interest therein related to our business to us and some of our subsidiaries, some adverse claims or interests of third parties or based on title deficiencies arising from the transfer orders, except for some claims and rights of the Crown, and claims related to any equity account previously referred to in the financial statements of Ontario Hydro including amounts relating to any judgment, settlement or payment in connection with litigation initiated by some utilities commissions. The Province has agreed to unconditionally and irrevocably guarantee to us and our subsidiaries the payment of all amounts owing by Ontario Electricity Financial Corporation under its indemnity. Ontario Electricity Financial Corporation held approximately $3 billion of our debt as at December 31, 2001. Ontario Electricity Financial Corporation has advised us that it intends to resell in the Canadian debt capital markets by March 31, 2003 the approximately $2.5 billion of our debt held by it which matures after 2002. In addition, we have engaged in, and will continue to engage in, transactions with affiliates of the Province, including Ontario Power Generation Inc. The Province also has general policy directive powers over the Ontario Energy Board, which is our principal regulator.

In addition to the foregoing, we have engaged in extensive transactions, and have significant relationships, with the Province and its affiliates and agencies and bodies during the entire period covered by our financial statements and to date. See Note 18 to the Consolidated Financial Statements for the three-year period ended December 31, 2001.

Critical Accounting Policies

The preparation of our financial statements requires us to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingencies. We base our estimates and judgements on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities as well as identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgements under different assumptions or conditions.

We believe the following critical accounting policies involve the more significant estimates and judgements used in the preparation of our financial statements:

Regulatory assets and liabilities. We operate in a regulated environment. As a result, regulatory assets and liabilities arise as part of the rate-making process. These assets and liabilities can be recognized only to the extent that the Ontario Energy Board accepts the relevant regulatory treatment. If the Ontario Energy Board subsequently determines that a regulatory treatment is no longer acceptable, that regulatory asset or liability would no longer be supportable and, accordingly, would be charged or credited to the statement of operations in the period in which that determination is made. The following items give rise to regulatory assets: employee future benefits other than pension; Market Ready costs incurred to align our systems and practices with the requirements of the future competitive electricity market in Ontario; and estimated future expenditures required to remediate past environmental contamination. Pension costs give rise to regulatory liabilities.

Environmental liabilities. We estimate our total liability for remediation of past environmental contamination and management of PCBs based on the net present value of these estimated future expenditures. We also review estimates of future environmental expenditures on an ongoing basis. These future expenditures are estimated in accordance with current environmental laws and regulations and current estimates of long-term interest rates. If environmental laws and regulations or long-term interest rates change, the net present value of our environmental liabilities will be affected.

Employee future benefits. We provide employee future benefits to our current and retired employees, including pension, group life insurance, health care, workers' compensation and long-term disability.

In accordance with our transitional rate orders, we record pension costs when employer contributions are paid to the pension fund in accordance with the *Pension Benefits Act* (Ontario). Based on the last actuarial valuation of pension fund assets and liabilities as of December 31, 2000, we have had a contribution holiday and, as such, are not required to make contributions to the pension fund until, at the earliest, the next actuarial valuation, which will occur no later than December 31, 2003.

We record employee future benefits other than pension costs on an accrual basis. Costs are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management's best estimates. These assumptions include a weighted-average discount rate, the rate of compensation scale escalation, the rate of cost of living increase, the rate of increase in long-term medical costs, as well as the rate of increase in dental costs. Past service costs from plan amendments and actuarial gains or losses are amortized on a straight-line basis over the expected average remaining service life of current and retired employees covered.

Employee future benefits included in labour costs and charged to operations or are capitalized as part of the cost of fixed assets. Changes in the assumptions will affect the amount of the employee future benefits and the current year charge to the statement of operations or amount capitalized to the cost of fixed assets.

In general, in the event that our estimates and judgments incorporated in the above critical accounting policies differ from actual results, or if the Ontario Energy Board, for any reason, does not allow or accept our accounting treatment reflected in these policies or changes its position in respect of any of these policies, then the resulting effect on our results of operations and financial position could be material.

Reconciliation to U.S. GAAP

Net income was higher under Canadian GAAP by $4 million in 2001, and $68 million in 2000 than would be the case under U.S. GAAP. Of the $68 million difference in 2000, $60 million was the result of the timing of recognition of costs associated with staff reduction programs. Retained earnings were lower under Canadian GAAP by $25 million as at December 31, 2001, and by $29 million as at December 31, 2000 than would be the case under U.S. GAAP. See Note 25 to the Consolidated Financial Statements for the three-year period ended December 31, 2001 for a description of the principal differences between Canadian GAAP and U.S. GAAP, as they pertain to us.

The U.S. Financial Accounting Standards Board, which is commonly referred to as "FASB", issued a series of new accounting pronouncements in 2001. See Note 25 to the Consolidated Financial Statements for the three-year period ended December 31, 2001. Other than as described below, we do not anticipate that these FASB accounting pronouncements will have a material effect on our results of operations or financial position. The effect of Statement of Financial Accounting Standard No. 143, *Accounting for Asset Retirement Obligations*, which relates to the accounting treatment of obligations associated with the retirement of long-lived assets, is not yet determinable, but could be material in terms of our results of operations and financial condition under U.S. GAAP.